Filed pursuant to General Instruction II. L. of Form F-10
File No. 333-167487

PROSPECTUS SUPPLEMENT
(To Prospectus dated July 2, 2010)

$150,000,000

3.50% Convertible Senior Notes due 2016

NOTES

➢	We are offering $150 million aggregate principal amount of our 3.50% convertible senior notes due 2016 (the “notes”).

➢	We will pay 3.50% interest per annum on the principal amount of the notes semi-annually in arrears on April 1 and October 1 of each year, beginning on April 1, 2011. Interest will accrue on the notes from, and including October 5, 2010 or the last date in respect of which interest has been paid or provided for, as the case may be, to, but excluding, the next interest payment date or maturity date of the notes, as the case may be.

➢	The notes will mature on October 1, 2016.

CONVERSION

➢	Holders may convert their notes at their option prior to July 1, 2016 only under the following circumstances: (1) the notes will be convertible during any calendar quarter after the calendar quarter ending December 31, 2010, if the closing sale price of our common shares for each of 20 or more trading days in a period of 30 consecutive trading days ending on the last trading day of the immediately preceding calendar quarter exceeds 130% of the conversion price of such notes (the “conversion trigger price”) in effect on the last trading day of the immediately preceding calendar quarter; (2) the notes will be convertible during the five consecutive business days immediately after any ten consecutive trading day period (we refer to this ten consecutive trading day period as the “note measurement period”) in which the trading price per $1,000 principal amount of such notes for each trading day of that note measurement period was equal to or less than 97% of the product of the closing sale price of our common shares and the applicable conversion rate for such trading day; (3) the notes will be convertible if we call them for redemption; (4) the notes will be convertible upon the occurrence of specified corporate transactions; and (5) the notes will be convertible if a “delisting event” occurs and is continuing. In addition, the notes will be convertible irrespective of the foregoing circumstances from, and including, July 1, 2016 to, and including, the business day immediately preceding the maturity date of the notes.

➢	Upon conversion, in lieu of delivering common shares, we will have the right to deliver cash, or a combination of cash and common shares, at our election. At any time on or prior to the 33rd business day immediately preceding the maturity date, we may irrevocably elect to deliver solely our common shares in respect of our conversion obligation, as described in this prospectus supplement.

➢	The initial conversion rate will be 244.9780 common shares per $1,000 principal amount of notes (which represents an initial conversion price of approximately $4.08 per common share). The conversion rate, and thus the conversion price, will be subject to adjustment as described in this prospectus supplement. A holder that surrenders notes for conversion in connection with a “make-whole fundamental change” that occurs before the maturity date may in certain circumstances be entitled to an increased conversion rate.

REDEMPTION AND REPURCHASE

➢	We may redeem the notes prior to their maturity date in the event of certain changes in Canadian tax law.

➢	We will be required to offer to purchase for cash all of the outstanding notes upon a fundamental change, as described in this prospectus supplement, at a repurchase price in cash equal to 100% of the principal amount of the notes to be repurchased, plus any accrued and unpaid interest to, but excluding, the fundamental change repurchase date.

RANKING

➢	The notes will be our senior unsecured obligations and will rank equally with all of our existing and future senior unsecured indebtedness. The notes will be effectively subordinated to all of our existing and future secured indebtedness (to the extent of the assets securing such indebtedness) and structurally subordinated to all existing and future liabilities of our subsidiaries, including trade payables. As of June 30, 2010, we had $51.9 million in secured indebtedness outstanding, which amount is comprised of our short-term loan obligation of $40.8 million, short-term equipment lease obligations of $6.7 million and long-term equipment lease obligations of $4.4 million.

LISTING

➢	There is no public market for the notes.

➢	Our common shares are listed for trading on the New York Stock Exchange Amex (the “NYSE Amex”) under the symbol “NXG” and on the Toronto Stock Exchange (the “TSX”) under the symbol “NGX”. On September 29, 2010, the closing sale price of our common shares on NYSE Amex was $3.14 per share and on the TSX it was Cdn$3.29 per share. We do not intend to apply for listing of the notes on any securities exchange or to arrange for their quotation on any interdealer quotation system.

OPTION TO PURCHASE ADDITIONAL NOTES

➢	We have granted the underwriters an option, exercisable for 30 days from the date of this prospectus supplement to purchase up to an additional $20 million aggregate principal amount of notes solely to cover over-allotments, if any.

Investing in the notes involves significant risks. See “Risk factors” beginning on page S-13.

	Per note	Total

Public offering price(1)	$1,000	$150,000,000

Underwriting commissions	$32.50	$4,875,000

Proceeds, before expenses, to us(2)	$967.50	$145,125,000

(1)	Plus accrued interest, if any, from October 5, 2010.

(2)	Anticipated offering expenses of approximately $1.0 million are not including the underwriting commissions.

We are permitted, under a multijurisdictional disclosure system adopted by the United States and Canada, to prepare this prospectus supplement in accordance with Canadian disclosure requirements. Prospective investors should be aware that such requirements are different from those of the United States. The consolidated financial statements incorporated herein have been prepared in accordance with Canadian generally accepted accounting principles, and may be subject to Canadian auditing and auditor independence standards, and thus may not be comparable to financial statements of United States companies.

Prospective investors should be aware that the acquisition of the securities described herein may have tax consequences both in the United States and in Canada. Such consequences for investors who are resident in, or citizens of, the United States may not be described fully herein.

The enforcement by investors of civil liabilities under United States federal securities laws may be affected adversely by the fact that we are incorporated under the laws of British Columbia, Canada, that some of our officers and directors are residents of Canada, that some of the experts named in the prospectus supplement are residents of Canada, and that a substantial portion of our assets and said persons are located outside the United States.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or passed upon the accuracy or adequacy of this prospectus. Any representation to the contrary is a criminal offense.

We expect that the notes will be ready for delivery in book-entry form through the facilities of The Depository Trust Company on or about October 5, 2010.

Sole Book-Running Manager

UBS Investment Bank

Canaccord Genuity	CIBC World Markets Inc.	Mackie Research Capital Corporation

Cormark Securities Inc.	Credit Suisse Securities (Canada)	Macquarie Capital Markets Canada Ltd.	Scotia Capital	TD Securities

The date of this prospectus supplement is September 30, 2010

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General matters

This document is in two parts. The first part is the prospectus supplement, which describes the terms of the offering and adds to and updates information contained in the accompanying base shelf prospectus and the documents incorporated by reference. The second part is the accompanying base shelf prospectus, which gives more general information, some of which may not apply to the offering. This prospectus supplement is deemed to be incorporated by reference into the accompanying base shelf prospectus solely for the purpose of this offering.

You should rely only on the information contained in or incorporated by reference into this prospectus supplement and the accompanying base shelf prospectus. We and the underwriters have not authorized anyone to provide you with different information. We and the underwriters are not making an offer of the notes in any jurisdiction where the offer is not permitted. You should not assume that the information contained in this prospectus supplement, the accompanying base shelf prospectus or the documents incorporated by reference herein and therein is accurate as of any date other than the date on the front of such documents.

Unless stated otherwise or the context otherwise requires, references in this prospectus supplement to “Northgate”, the “Corporation” or the terms “we”, “us” and “our” includes Northgate Minerals Corporation and, where applicable, our subsidiaries.

References in this prospectus supplement to the “base shelf prospectus” refer to the short form base shelf prospectus of the Corporation dated July 2, 2010.

Currency and financial statement presentation

Unless stated otherwise or the context otherwise requires, all references to dollar amounts in this prospectus supplement are references to U.S. dollars. References to “Cdn$” are to Canadian dollars and references to “$” or “US$” are to U.S. dollars. See “Exchange rate information”. Our consolidated financial statements that are incorporated by reference into this prospectus supplement have been prepared in accordance with generally accepted accounting principles in Canada (“Canadian GAAP”). Canadian GAAP differs in some material respects from U.S. generally accepted accounting principles (“U.S. GAAP”), and so these financial statements are not comparable to the financial statements of U.S. companies. Our audited consolidated financial statements for the fiscal year ended December 31, 2009 are reconciled to U.S. GAAP as described in the supplemental note entitled “Reconciliation to United States Generally Accepted Accounting Principles” included in our annual report on Form 40-F. See “Documents incorporated by reference”.

Cautionary note to United States investors regarding mineral reporting standards

This prospectus supplement and the accompanying base shelf prospectus have been prepared in accordance with the requirements of Canadian securities laws, which differ from the requirements of United States securities laws.

Disclosure, including scientific or technical information, has been made in accordance with Canadian National Instrument 43-101 Standards of Disclosure for Mineral Projects (“NI 43-101”). NI 43-101 is a rule developed by the Canadian Securities Administrators that establishes standards for all public disclosure an issuer makes of scientific and technical information concerning mineral projects. For example, the terms “measured mineral resources”, “indicated mineral resources”, “inferred mineral resources” and “probable mineral reserves” are used in this prospectus supplement, the accompanying base shelf prospectus and the documents incorporated by reference herein and therein to comply with

S-ii

the reporting standards in Canada. While those terms are recognized and required by Canadian regulations, the United States Securities and Exchange Commission (the “SEC”), does not recognize them. Under United States standards, mineralization may not be classified as a “reserve” unless the determination has been made that the mineralization could be economically and legally produced or extracted at the time the reserve determination is made. Investors are cautioned not to assume that any part or all of the mineral deposits in these categories will ever be converted into mineral reserves. These terms have a great amount of uncertainty as to their existence, and great uncertainty as to their economic and legal feasibility. It cannot be assumed that all or any part of measured mineral resources, indicated mineral resources, inferred mineral resources or probable mineral reserves will ever be upgraded to a higher category. In accordance with Canadian rules, estimates of inferred mineral resources cannot form the basis of feasibility or other economic studies. Investors are cautioned not to assume that any part of the reported measured mineral resources, indicated mineral resources, or inferred mineral resources in this prospectus supplement, the accompanying base shelf prospectus and the documents incorporated by reference herein and therein is economically or legally mineable and will ever be classified as a reserve. In addition, the definitions of proven and probable mineral reserves used in NI 43-101 differ from the definitions in the SEC Industry Guide 7. Disclosure of “contained ounces” is permitted disclosure under Canadian regulations, however, the SEC normally only permits issuers to report mineralization that does not constitute reserves as in place tonnage and grade without reference to unit measures. Accordingly, information contained in this prospectus supplement, the accompanying base shelf prospectus or documents incorporated by reference herein or therein containing descriptions of our mineral properties may not be comparable to similar information made public by U.S. companies subject to the reporting and disclosure requirements under the United States federal securities laws and the rules and regulations thereunder.

See “Item 3. Narrative Description of the Business—3.1 General Overview—Mineral Reserves and Resources Information—Definitions” in our Annual Information Form for the year ended December 31, 2009 (the “AIF”), which is incorporated by reference, for a description of certain of the mining terms used in this prospectus supplement, the accompanying base shelf prospectus and the documents incorporated by reference herein and therein.

Non-GAAP financial measures

This prospectus supplement, the accompanying base shelf prospectus and the documents incorporated by reference, include references to net cash cost per ounce of gold. The net cash cost of production per ounce of gold is calculated by subtracting the net by-product metal revenue from total site operating costs (including royalties) and dividing this amount by the number of ounces of gold produced. We use this measure to assess how well we are performing compared to plan and to assess the overall effectiveness and efficiency of mining operations. This performance measure does not have a meaning within Canadian GAAP and, therefore, amounts presented may not be comparable to similar data presented by other mining companies. The data is intended to provide additional information and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with Canadian GAAP. See “Non-GAAP Measures” in our management’s discussion and analysis of financial condition and results of operations for the three and six month periods ended June 30, 2010, incorporated by reference herein, for a reconciliation of cash cost to the most comparable financial measures under Canadian GAAP.

S-iii

Cautionary statement regarding forward-looking statements

This prospectus supplement, the accompanying base shelf prospectus and the documents incorporated by reference herein and therein contain forward-looking statements within the meaning of the United States Private Securities Litigation Reform Act of 1995 and Canadian securities laws concerning our plans at Kemess South, Kemess North, Fosterville, Stawell and the Young-Davidson project, production, capital, operating and cash flow estimates, mineral reserve and resource estimates and other matters. These statements relate to analyses and other information that are based on forecasts of future results, estimates of amounts not yet determinable and assumptions of management. Statements concerning mineral reserve and resource estimates may also be deemed to constitute forward-looking statements to the extent that they involve estimates of the mineralization that will be encountered if the property is developed.

Forward-looking statements generally can be identified by the use of forward-looking terminology such as “may”, “will”, “expect”, “intend”, “estimate”, “anticipate”, “believe”, “forecast” or “continue” or the negative thereof or variations thereon or similar terminology. Forward-looking statements are necessarily based on a number of estimates and assumptions that are inherently subject to significant business, economic and competitive uncertainties and contingencies. Certain of the statements made herein by us, including those related to future financial and operating performance and those related to our future exploration and development activities, are forward-looking and subject to important risk factors and uncertainties, both known and unknown, many of which are beyond our ability to control or predict. Known and unknown factors could cause actual results to differ materially from those projected in the forward-looking statements. Such factors include, without limitation:

RISKS RELATING TO THE NOTES AND THE OFFERING

➢	the notes are unsecured, are effectively subordinated to all of our existing and future secured indebtedness (to the extent of the assets securing such indebtedness) and are structurally subordinated to all liabilities of our subsidiaries, including trade payables;

➢	future issuances of common shares and hedging activities in connection with the notes offering may depress the trading price of our common shares and the notes;

➢	recent developments in the convertible debt markets may adversely affect the market value of the notes;

➢	volatility of the market price of our common shares may depress the trading price of the notes;

➢	the conversion rate of the notes may not be adjusted for all dilutive events that may occur;

➢	our election to pay cash in respect of some or all of our conversion obligation may have adverse consequences;

➢	the increase in the conversion rate applicable to notes that holders convert in connection with a make-whole fundamental change may not adequately compensate you for the lost option time value of your notes as a result of that fundamental change;

➢	increased leverage as a result of this offering may harm our financial condition and results of operations;

➢	the conditional conversion features of the notes, if triggered, may adversely affect our financial condition and operating results;

➢	we may not have the ability to raise the funds to pay interest on the notes, to purchase the notes upon a fundamental change or to pay cash due upon conversion;

➢	the conditional conversion feature of the notes could result in your receiving less than the value of our common shares into which the notes would otherwise be convertible;

S-iv

➢	we have made only limited covenants in the indenture for the notes, and these limited covenants may not protect your investment;

➢	if an active and liquid trading market for the notes does not develop, the market price of the notes may decline and you may be unable to sell your notes;

➢	provisions in the indenture for the notes and our shareholder rights agreement could discourage potential acquisition proposals and could deter or prevent a change in control;

➢	for purposes of the percentage limits in our shareholder rights agreement, common shares underlying the notes you hold may be aggregated with common shares you hold, and common shares held by your affiliates, associates and other members of any group of which you are a member, as well as shares of common shares underlying notes that are held by any of these persons or entities;

➢	an adverse rating of the notes may cause their trading price to fall;

➢	as a holder of notes, you will not be entitled to any rights with respect to our common shares, but you will be subject to all changes made with respect to our common shares;

➢	we do not intend to pay cash dividends on our common shares in the foreseeable future; and

➢	you may have to pay U.S. federal income tax if we adjust the conversion rate in certain circumstances, even if you do not receive any cash.

RISKS RELATING TO NORTHGATE AND OUR INDUSTRY

➢	the figures for our reserves and resources and future production are estimates based on interpretation and assumptions and actual production may be less than is currently estimated;

➢	delays in obtaining or a failure to obtain required property rights, permits and licenses, or a failure to comply with the terms of any such property rights, permits and licenses that we have obtained, could delay or prevent or make more expensive exploration, development and/or production;

➢	the sale of gold-copper concentrate produced at Kemess is subject to counterparty and market risks;

➢	change in accounting or financial reporting standards may adversely impact our financial performance;

➢	title to our mineral properties cannot be guaranteed and may be subject to prior liens, agreements, transfers or claims and other defects;

➢	our activities are subject to environmental laws and regulations that may increase our costs of doing business and restrict our operations;

➢	we may experience difficulty attracting and retaining qualified management and technical personnel to meet our current and anticipated needs;

➢	certain of our directors serve in positions with other public companies which puts them in conflict of interest positions from time to time;

➢	regulatory efforts to control greenhouse gas emissions could materially negatively affect our business;

➢	we may fail to achieve and maintain the adequacy of internal control over financial reporting as per the requirements of the Sarbanes-Oxley Act;

➢	recent high metal prices have encouraged increased mining exploration, development and construction activity, which has increased demand for, and cost of, exploration, development and construction services and equipment;

➢	actual capital costs, operating costs, production and economic returns may differ significantly from those we have anticipated and there are no assurances that any future development activities will result in profitable mining operations;

➢	because we have projects located in Canada and in Australia and will have production costs incurred in Canadian and Australian dollars, and gold, copper and other metals are generally sold in United States dollars, our results could be materially adversely affected by an appreciation of the Canadian or Australian dollar in relation to the United States dollar;

S-v

➢	our production is derived from a limited number of mines;

➢	we are dependent on unionized employees;

➢	we may require future financing to develop our mineral properties and fund future growth;

➢	mining is inherently dangerous and subject to conditions or events beyond our control, which could have a material adverse effect on our business;

➢	we have ongoing reclamation on some of our mineral properties and we may be required to fund additional work, which could have a material adverse effect on our financial position;

➢	we hold certain investments which currently lack liquidity. Continued illiquidity of these investments or recognition of an impairment loss related to these investments could have a material adverse effect on our financial position;

➢	there can be no assurance that we will successfully acquire additional mineral rights;

➢	we conduct business in foreign countries and are exposed to risks, including political, economic and other risks and uncertainties;

➢	we are subject to significant governmental regulation;

➢	we are exposed to legal risks;

➢	there is uncertainty related to unsettled First Nations rights and title in British Columbia, Ontario and Australia and this may adversely impact our operations and profit;

➢	increased competition could adversely affect our ability to attract necessary capital funding or acquire suitable producing properties or prospects for mineral exploration in the future;

➢	changes in the market price of gold and copper, which in the past have fluctuated widely, will affect the profitability of our operations and financial condition;

➢	we may experience problems integrating new acquisitions into existing operations, which could have a material adverse effect on our business;

➢	the trading price for our common shares is volatile;

➢	investors in the United States or in other jurisdictions outside of Canada may have difficulty bringing actions and enforcing judgments against us, our directors, our executive officers and some of the experts named in this prospectus supplement based on civil liability provisions of federal securities laws or other laws of the United States or any state thereof or the equivalent laws of other jurisdictions of residence;

➢	current global financial conditions have been subject to increased volatility; and

➢	we could be classified as a “passive foreign investment company” for U.S. federal income tax purposes for the current taxable year or a future taxable year, which may result in adverse tax consequences for U.S. Holders (as defined below under “Certain Canadian and United States income tax considerations”).

This list is not exhaustive of the factors that may affect any of our forward-looking statements. Forward-looking statements are statements about the future and are inherently uncertain, and our actual achievements or other future events or conditions may differ materially from those reflected in the forward-looking statements due to a variety of risks, uncertainties and other factors, including, without limitation, those referred to in this prospectus supplement, the accompanying base shelf prospectus and our AIF under the heading “Risk factors” and elsewhere in this prospectus supplement, the accompanying base shelf prospectus and in the documents incorporated by reference herein and therein. Although we have attempted to identify important factors that could cause actual actions, events or results to differ materially from those described in forward-looking statements, there may be other factors that cause actions, events or results not to be as anticipated, estimated or intended. There can be no assurance that forward-looking statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on forward-looking statements. Forward-looking statements made in a document incorporated by reference in this prospectus supplement or

S-vi

the accompanying base shelf prospectus are made as at the date of the original document, and have not been updated by us except as expressly provided for in this prospectus supplement. Except as required under applicable securities legislation, we undertake no obligation to publicly update or revise forward-looking statements, whether as a result of new information, future events or otherwise. No information contained on our website is incorporated by reference into this prospectus supplement or the accompanying base shelf prospectus regardless of any cross-reference thereto in any of the documents incorporated by reference herein or therein.

Exchange rate information

The following table sets forth, for the Canadian dollar expressed in U.S. dollars: (i) the high and low exchange rates during each period, (ii) the rate of exchange in effect at the end of each of the periods indicated, and (iii) the average of the exchange rates in effect during such periods, in each case based on the Bank of Canada noon exchange rate:

	Year ended December 31,						Six months ended June 30,
	2007		2008		2009		2009		2010

Low for period	US$	0.8437	US$	0.7711	US$	0.7692	US$	0.7692	US$	0.9278
High for period	US$	1.0905	US$	1.0289	US$	0.9716	US$	0.9236	US$	1.0039
Rate at end of period	US$	1.0120	US$	0.8166	US$	0.9555	US$	0.8602	US$	0.9429
Average rate for period	US$	0.9348	US$	0.9441	US$	0.8797	US$	0.8291	US$	0.9673

On September 29, 2010, the Canadian dollar/U.S. dollar noon exchange rate, as quoted by the Bank of Canada was Cdn$1.00 = US$0.9709.

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The Corporation

We describe ourselves, our properties and our business in the following so as to highlight selected information contained in the documents incorporated by reference into this prospectus supplement and the accompanying base shelf prospectus. This description does not contain all of the information about us and our properties or business that you should consider before investing in the notes. You should carefully read the entire prospectus supplement, the accompanying base shelf prospectus and the documents incorporated by reference herein and therein, including the sections titled “Risk factors” in this prospectus supplement, the accompanying base shelf prospectus and our AIF, before making an investment decision regarding the notes. Technical information about our properties, including reserve and resource estimates, estimated capital costs to develop the properties, and drilling results, are based on information contained in technical reports and other documents that were prepared or reviewed by, or under the supervisions of, “qualified persons” as defined in NI 43-101, as described in further detail in our AIF and the other documents incorporated by reference into this prospectus supplement and the accompanying base shelf prospectus. See “Interests of experts”.

OVERVIEW

We are a Canadian-based gold and copper producer with operations in Canada and Australia. We own and acquire properties and explore for precious and base metals. We have three operating mines (described below) and the Young-Davidson project (“Young-Davidson”), which is currently under construction in northern Ontario, Canada.

Kemess—We have owned and operated the Kemess South mine (“Kemess”) since 2000, producing over 2.6 million ounces of gold and 700 million pounds of copper. Kemess is situated in north-central British Columbia approximately 430 kilometers (“km”) northwest of Prince George. The Kemess complex consists of an open-pit mine, a 52,000 tonne per day mill and various ancillary support facilities, including maintenance shops and housing for Kemess’ 350 full-time employees.

The Kemess open pit has a conventional mine plan with 15 metre benches and 45 degree wall angles. Two electric cable shovels, a hydraulic shovel and a loader supply ore and waste to the fleet of Euclid haulage trucks, which move ore to the primary crusher and waste rock to storage piles. Hypogene, supergene and leach cap ores are processed using conventional crushing, grinding and flotation techniques to produce gold-copper concentrates. Run-of-mine ore is crushed by a primary gyratory crusher located adjacent to the open pit. Crushed ore is conveyed to a stockpile and fed to two parallel grinding circuits, each operating at a nominal rate of 26,000 tonnes per day. Each grinding circuit consists of one semi-autogenous grinding mill and one ball mill in combination. Rougher flotation consists of four parallel rows, each with seven flotation cells. Rougher concentrates are reground before being upgraded in two cleaning stages. Cleaner concentrates are pumped to a concentrate thickener and then to two plate filter presses, which reduce the moisture content in the final concentrate product to approximately 8% by weight. The gold-copper concentrate is trucked in bulk approximately 380 km via gravel road to a rail spur at Mackenzie, British Columbia, where it is then loaded onto railcars and transported to the receiving smelter.

In 2009, the Kemess mine produced 173,040 ounces of gold and 52.5 million pounds of copper. For the fiscal year 2009, the net cash cost of production at Kemess averaged $348 per ounce of gold. The Kemess mine is forecast to produce approximately 102,000 ounces of gold and 42.3 million pounds of copper during 2010 at a net cash cost of approximately $425 per ounce of gold. Reserves in the Kemess South pit will be depleted in the first quarter of 2011, at which point the operation will be put on care and maintenance pending the result of the new feasibility study pertaining to a subsection of Kemess North. See “Recent Developments—Kemess Underground”.

Fosterville—We acquired the Fosterville Gold Mine (“Fosterville”) as part of the acquisition of Perseverance Corporation Ltd. (“Perseverance”) on February 18, 2008. Fosterville is located in the State of Victoria, Australia, 20 km east of Bendigo, a township of approximately 100,000 people. Fosterville is an underground gold mine that currently has a 5-year mine life plan with production forecast at over 100,000 ounces of gold per year.

Mining at Fosterville is conducted using a conventional fleet including jumbos, production drills, loaders, trucks and ancillary equipment that access the underground via a ramp system. The processing path for the ore involves conventional crushing and grinding followed by flotation, bacterial oxidation and carbon-in-leach circuits.

Since acquiring Fosterville, we have made substantial investments in mine development and gold recovery enhancement projects that have significantly improved the efficiency of the operation. In 2009, Fosterville produced 103,360 ounces of gold at a net cash cost of $576 per ounce. The 2010 gold production forecast for Fosterville is 100,000 ounces at a net cash cost of $735 per ounce. Exploration expenditures in 2010 are forecast to be $11.2 million.

Stawell—We acquired the Stawell Gold Mine (“Stawell”) as part of our acquisition of Perseverance. Stawell is located in the State of Victoria, Australia, 250 km northwest of Melbourne and two km from the rural township of Stawell. Stawell is an underground gold mine with a 26-year history of mine-life extension, having produced its two millionth ounce on the property in March 2010.

Mining at Stawell is conducted using a conventional fleet including jumbos, production drills, loaders, trucks and ancillary equipment, and the mine is accessed by a ramp system. The gold processing facilities utilized at Stawell comprise a standard carbon-in-leach gold recovery circuit following crushing and grinding and sulphide flotation. The treatment plant consists of gravity gold recovery, flotation/ultra fine grinding, leach adsorption and gold recovery.

We are currently conducting exploration of numerous identified targets located laterally or adjacent to present underground workings with a view to further extending the remaining mine life. In 2009, Stawell produced 85,998 ounces of gold at a net cash cost of $616 per ounce. The 2010 gold production forecast for Stawell is 77,500 ounces at a net cash cost of $860 per ounce. Exploration expenditures in 2010 are forecast to be $7.2 million.

Young-Davidson—We completed the acquisition of Young-Davidson in November 2005 for $18.2 million, representing our first significant diversification beyond Kemess. The Young-Davidson property is located in northern Ontario, Canada, in the town of Matachewan, approximately 60 km west of Kirkland Lake. Since acquiring the property, we have completed significant surface exploration, particularly diamond drilling, environmental and engineering studies and underground exploration and development.

We announced the results of a feasibility study on Young-Davidson (the “Feasibility Study”) in a news release dated January 25, 2010, entitled “Northgate Minerals Releases Final Feasibility Study for the Young-Davidson Project”. The Feasibility Study, prepared under the supervision of Tony Copland, Gary Taylor and Willie Hamilton, each a “qualified person” within the meaning of National Instrument 43-101, for AMEC Americas Limited, an independent and internationally-recognized engineering firm, in January, 2010, estimates a 15-year mine-life at a mill throughput of 6,000 tonnes per day, with an initial capital cost of $339 million and sustaining capital costs of $236 million during the life of the mine. The Feasibility Study incorporates the proven and probable gold reserve of 2.8 million ounces, which we announced in July 2009. On the basis of the Feasibility Study, we are forecasting average annual production at Young-Davidson of 180,000 ounces of gold at a net cash cost of $351 per ounce, and, following the first two years of open pit production, average annual production for the remaining mine life of 190,000 ounces of gold at a net cash cost of $341 per ounce. Other highlights of Young-Davidson noted in the Feasibility Study include an estimated pre-tax operating cash flow of $646 million, an estimated net present value (“NPV”) 5% of $264 million, and an estimated pre-tax internal rate of return (“IRR”) of 12.4% (using a gold price of $825/oz and US$/Cdn$ exchange rate of

$0.90). The pre-tax and after tax metrics for the Young-Davidson project, at a variety of gold prices, are shown in the following table:

YOUNG-DAVIDSON ECONOMIC ANALYSIS(1)

	Cash Flow		NPV 5% Discount
Gold Price	($M)		($M)		IRR		Payback
($/oz)	Pre-tax	After Tax	Pre-tax	After Tax	Pre-tax	After Tax	(years)

825	$646	$466	$264	$166	12.4%	10.3%	6.9
925	$887	$631	$418	$275	16.3%	13.6%	5.9
1,025	$1,131	$799	$573	$383	19.9%	16.6%	5.1
1,125	$1,379	$969	$729	$492	23.3%	19.5%	4.5
1,225(2)	$1,625	$1,138	$885	$600	26.5%	22.2%	4.1

Sensitivities + 10% (NPV 5% after tax)

Capital expenditures	$50 million
Operating cost	$58 million
Exchange rate	$136 million

(1)	$825/oz—$1.125/oz per Feasibility Study press release on January 25, 2010. Economic Analysis using exchange rate assumption of US$/Cdn$0.90.

(2)	$1,225/oz gold price analysis based on the scientific and technical information presented in the Feasibility Study as set out in the news release dated January 25, 2010.

Following receipt of approval of the Young-Davidson closure plan (see “Recent Developments—Young-Davidson Receives Key Permit”), construction was commenced in August, 2010. Commencement of production is targeted for 2012.

PRODUCTION FORECAST

Our production forecast for the balance of 2010 is outlined in the following table:

	Actual (ounces)		Forecast (ounces)		Total	Forecast 2010
	Q1	Q2	Q3	Q4	(ounces)	cash cost ($/oz)(1)

Fosterville	26,421	28,476	22,500	23,000	100,000	$735
Stawell	22,238	14,832	17,000	23,500	77,500	$860
Kemess	24,703	24,967	26,000	26,500	102,000	$425
	73,362	68,275	65,500	73,000	280,000	$655

(1)	Assuming copper price of $3.20/lb and exchange rates of US$/Cdn$0.97 and US$/A$0.92 for Q3 and Q4 2010.

SUMMARY OF MINERAL RESERVES AND RESOURCES

The tables below summarize our mineral reserves and resources as of December 31, 2009, estimated in accordance with the standards of the Canadian Institute of Mining, Metallurgy and Petroleum (the “CIM”) and NI 43-101.

Although we have prepared and verified the mineral reserve figures set out below and elsewhere in this prospectus supplement, the accompanying base shelf prospectus and documents incorporated by reference herein and therein, such figures are estimates which are, in part, based on forward-looking information. Estimated reserves may have to be recalculated based upon actual production experience. Fluctuations in the price of gold, production costs or recovery rates may render the reserves unprofitable to develop at a particular site or sites for periods of time. See “Risk factors” and

“Cautionary statements regarding forward-looking statements” in this prospectus supplement, as well as “Risk factors” in the base shelf prospectus and in our AIF.

Mineral resources are not mineral reserves and do not have demonstrated economic viability, but they do have reasonable prospects for economic extraction. Measured and indicated mineral resources are sufficiently well defined to allow geological and grade continuity to be reasonably assumed and permit the application of technical and economic parameters in assessing the economic viability of the resource. Inferred resources are estimated on limited information not sufficient to verify geological and grade continuity and to allow technical and economic parameters to be applied. Inferred resources are too speculative geologically to have economic considerations applied to them. There is no certainty that mineral resources of any category will be upgraded to mineral reserves. See “Cautionary note to United States investors regarding mineral reporting standards”.

2009 YEAR-END RESERVE AND RESOURCE SUMMARY

Mineral reserves

Canadian and Australian operations

			Grades		Contained metal
		Quantity	Gold	Copper	Gold	Copper
At December 31, 2009	Category	(tonnes)	(g/t)	(%)	(ounces)	(000s lbs)

Kemess South	Proven	22,662,000	0.28	0.14	207,296	74,529

Fosterville	Proven	718,000	6.29	n/a	145,000	n/a
	Probable	2,569,000	4.32	n/a	357,000	n/a

		3,287,000	4.75		502,000

Stawell	Proven	93,000	5.90	n/a	18,000	n/a
(Open-Pit)	Probable	410,000	1.85	n/a	24,000	n/a
(Underground)	Probable	1,787,000	4.30	n/a	245,000	n/a

		2,290,000	3.90		287,000

Young-Davidson	Proven	3,469,000	3.22	n/a	359,000	n/a
(Open Pit)	Probable	4,939,000	1.66	n/a	264,000	n/a
(Underground)	Probable	22,740,000	2.92	n/a	2,135,000	n/a

		31,148,000	2.75		2,758,000

Total Proven & Probable Reserves		59,387,000			3,754,296	74,529

Mineral resources Canadian operations

			Grades		Contained metal
		Quantity	Gold	Copper	Gold	Copper
At December 31, 2009	Category	(tonnes)	(g/t)	(%)	(ounces)	(000s lbs)

Kemess South	Measured	1,725,000	0.17	0.10	9,207	3,758

Kemess North	Measured	451,139,000	0.31	0.16	4,453,000	1,563,000
	Indicated	268,051,000	0.29	0.13	2,486,000	790,000

		719,190,000	0.30	0.15	6,939,000	2,353,000

Young-Davidson	Indicated	132,000	3.08	n/a	13,100	n/a

Total Measured & Indicated		721,047,000			6,961,307	2,356,758
Young-Davidson
(Open Pit)	Inferred	15,000	1.74	n/a	850	n/a
(Underground)	Inferred	5,950,000	3.40	n/a	650,000	n/a

Total Inferred Resources		5,965,000			650,850

Mineral resources—Australian operations

		Quantity	Gold Grade	Contained Gold
At December 31, 2009	Category	(tonnes)	(g/t)	(ounces)

Fosterville
(<100 metres from surface)	Measured	3,088,000	2.16	215,000
(<100 metres from surface)	Indicated	5,215,000	1.54	259,000
(>100 metres from surface)	Indicated	902,000	5.02	145,000

		9,205,000	2.09	619,000

Stawell
(<100 metres from surface)	Indicated	2,975,000	2.19	209,000
(>100 metres from surface)	Indicated	384,000	4.79	59,000

		3,359,000	2.49	268,000

Total Measured & Indicated Resources		12,564,000		887,000

Fosterville
(<100 metres from surface)	Inferred	2,432,000	1.69	132,000
(>100 metres from surface)	Inferred	4,074,000	4.64	607,000
Stawell
(<100 metres from surface)	Inferred	204,000	2.61	17,000
(>100 metres from surface)	Inferred	739,000	6.13	146,000

Total Inferred Resources		7,449,000		902,000

Note to Reserves and Resources

(1)	The terms “Mineral Reserve”, “Proven Mineral Reserve” and “Probable Mineral Reserve” used in this report are Canadian mining terms as defined in accordance with NI 43-101 under the guidelines set out in the CIM Standards on Mineral Resources and Mineral Reserves Definitions and Guidelines adopted by the CIM Council on August 20, 2000. The terms “Mineral Resource”, “Measured Mineral Resource”, “Indicated Mineral Resource”, and “Inferred Mineral Resource” used in this report are Canadian mining terms as defined in accordance with NI 43-101 under the guidelines set out in the CIM Standards. Mineral reserves and mineral resources for Kemess South have been estimated in accordance with the definitions contained in the CIM Standards and NI 43-101. Disclosure of “contained ounces” is permitted under Canadian regulations; however, the SEC normally only permits issuers to report mineralization that does not constitute reserves as in

(footnotes continued on following page)

place tonnage and grade without reference to unit measures. See “Cautionary note to United States investors regarding mineral reporting standards”.

(2)	Mineral reserves for Fosterville and Stawell have been estimated in accordance with the AusIMM JORC Code and have been reconciled to CIM Standards as prescribed by NI 43-101.

(3)	All mineral resources are exclusive of mineral reserves.

(4)	Mineral resources that are not mineral reserves do not have demonstrated economic viability.

(5)	Mineral reserves and resources are rounded to 1,000 tonnes, 0.01 g/t gold and 1,000 ounces. Minor discrepancies in summations may occur due to rounding.

(6)	Mineral reserves were calculated using the following parameters:

➢	Kemess South: exchange rate Cdn$/US$1.11; gold price $900/oz; copper price $2.25/lb; and, silver price $12.00/oz. Operating assumptions were as follows: gold recovery 59.9%; copper recovery 81.1%; mining costs Cdn$1.20/tonne; milling costs Cdn$4.00/tonne; and, G&A costs C$1.50/tonne.

➢	Young-Davidson: gold price US$750/oz; A 1.7 g/t gold cut-off grade was applied to the underground resource model for the sublevel cave and longhole shrinkage mining methods based on 15% dilution, mining costs of Cdn$21.74, process costs of Cdn$11.40, and G&A costs of Cdn$2.75, and a gold recovery of 92.5%. A 2.3 g/t gold cut-off grade was applied to the longhole retreat mining method to account for the additional capital development and lower productivity of this mining method. The open pit gold cut-off considers ore-based operating costs of US$12.11/tonne (processing, G&A), a gold recovery of 91%, a US$0.68/tonne stockpile rehandle cost and royalty costs as appropriate. A 0.62 g/t cut-off was applied within royalty free claims, 0.68 g/t cut-off and 0.69 g/t cut-off applied to claims subject to royalty agreements.

➢	Fosterville: gold price A$965/oz; cut-off grade applied was variable for underground ore depending on width, mining method and ground conditions; dilution of 5%-30% and mining recovery of 70%-100% were applied depending on mining method.

➢	Stawell: gold price A$965/oz; cut-off grade applied was variable for underground ore depending upon width, mining method and ground conditions. Dilution of 2—3 metres and mining recovery of 95-100% were applied to the underground reserves, dependent upon mining method.

(7)	Mineral resources were calculated using the following economic parameters:

➢	Kemess South: exchange rate Cdn$/US$1.06; gold price $1,100/oz; copper price $2.75/lb; and silver price $15.00/oz.

➢	Kemess North (mineral reserves now reclassified as mineral resources following the decision of the British Columbia government to deny us the requisite development permit) calculated at the time of the feasibility study: exchange rate Cdn$/US$1.40; gold price $375/oz; copper price $1.00/lb; and, silver price $5.00/oz. Resources for Kemess North, calculated at the time of the feasibility study: exchange rate Cdn$/US$1.40; gold price $425/oz; copper price $1.20/lb; and silver price $5.00/oz.

➢	Fosterville: gold price A$1,071/oz; cut-off grade applied were 0.5g/t gold for oxide, 1.0 g/t gold for near-surface sulphide (above 5050mRL) and 3.0 g/t gold for underground sulphide (below 5050mRL).

➢	Stawell: gold price A$1,071/oz; Magdala surface above 130mRL and above a nominal 0.8g/t Au cutoff; Wonga surface within a A$1,071/oz optimized pit shell.

➢	Young-Davidson: mineral resources were estimated using an average long-term gold price of US$750/oz (Cdn$806/oz). Underground mineralized wireframes constructed based on approximately a 1.70 g/t gold cut-off grade, a 1.3 g/t incremental cut-off grade and a minimum true thickness of three metres. Open pit mineralized wireframes constructed based on approximately a 0.60 g/t gold cut-off grade and a minimum true thickness of five metres.

RECENT DEVELOPMENTS

➢	New Exploration Results at Stawell. On August 31, 2010, we reported in a news release entitled “Northgate Minerals Discovers Fault Offset of the Magdala and Golden Gift Orebodies at its Stawell Gold Mine” that recent diamond drilling at Stawell intersected a new zone of gold mineralization (the “Northgate Gift”). Northgate Gift is the fault offset extension of the Magdala/Golden Gift orebodies. Highlights of the drill results include hole MD5696A, which intersected gold-bearing intervals of 4.53 grams per tonne (g/t) gold over 1.8 metres and 3.83 g/t gold over 3.6 metres in a mineralized setting that is similar to the Magdala/Golden Gift orebodies. Hole MD5696A is the first exploration hole to be drilled into a previously untested area. We believe that the discovery of a basalt dome and associated gold mineralization in the Northgate Gift confirms the validity of our geologic model of Stawell, which was used to target hole MD5696A. Follow-up drilling is scheduled to begin in Q4 2010 in order to better define the size and geometry of the basalt dome and the associated gold-bearing sulphide mineralization. The discovery of the fault offset of the Magdala/Golden Gift orebodies is expected to have a considerable impact on the future of the Stawell mine, and we believe that the Northgate Gift represents one of the most significant discoveries in the state of Victoria in the past several years.

➢	New Exploration Results at Young-Davidson. On July 6, 2010, we reported in a news release entitled “Northgate Minerals Intersects New Gold Zone of 3.46 Grams per Tonne Over 79.5 Metres at Young-Davidson” that Hole YD10-198, located west of the Young-Davidson orebody, intersected 3.46 g/t gold over 79.5 metres (estimated true thickness 53.5 metres). The new gold zone is west of the currently defined reserves and resources that are postulated to be the faulted offset extension of the current orebody. Hole YD10-198 is one of the highest grade-thickness intervals intersected to date at Young-Davidson. This zone is open up, down dip and to the west. We have since mobilized a second drill rig to accelerate the definition of the zone, the results of which are expected in Q4 2010.

➢	Young-Davidson Receives Key Permit. On July 2, 2010, we announced that we had received the key construction permit for the Young-Davidson mine in the form of acceptance by the Ontario Ministry of Northern Development, Mines and Forestry of the closure plan for Young-Davidson. The closure plan sets out the framework for the development, operation and ultimate closure of the Young-Davidson mine and outlines the plans for rehabilitation of those areas affected by historic and future mining. Regulatory approval of the closure plan has enabled us to commence construction of the Young-Davidson mine in August 2010.

➢	Nevada Exploration. On June 4, 2010, we entered into an Exploration and Option to Enter Joint Venture Agreement with Nevada Exploration Inc. (“Nevada Exploration”) relating to Nevada Exploration’s Awakening Gold Project in Humboldt County, Nevada. The property consists of 420 claims (approximately 34km2) covering the NW portion of the historic Awakening mining district and the former producing Sleeper Gold Mine in Nevada. Under the terms of the agreement, we have an option to earn a 51% interest in the property by spending Cdn$4,100,000 in exploration and making additional payments totaling Cdn$436,000 over the next five years. Our exploration commitment for the first year is Cdn$500,000. If we complete the initial 51% earn-in, we will then have an option to earn an additional 14%, for a total of 65%, by completing a feasibility study on the property.

➢	Kemess Underground. On May 11, 2010, we announced in a news release entitled “Northgate Minerals Reports Solid First Quarter Results” that we had identified a high-grade zone of at least 70 million tonnes within our Kemess North deposit that could potentially support an underground block cave operation. While the original Kemess North feasibility study (completed in 2005) was prepared on the assumption that the deposit would be mined as a large, low-grade open pit, we are now reviewing the potential for mining the higher grade core of the Kemess North mineral resource using an underground block caving method. A target zone of at least 70 million tonnes of mineralization containing 1.4 million ounces of gold and 500 million pounds of copper has been identified in the eastern part of the Kemess North deposit from 300 metres—600 metres below surface. Additional resource definition drilling is required in order to develop a more detailed block caving model, to determine the boundary of the high-grade zone and to confirm the geotechnical conditions necessary to support block caving. An exploration budget of Cdn$3 million has been approved and we expect diamond drilling to be completed by the end of September, 2010.

QUALIFIED PERSONS

Mark Haydon, Stawell Gold Mines Geology Manager, is a “qualified person” as defined under NI 43-101 and supervised the preparation of the information that forms the basis of the above disclosure related to new exploration results at Stawell.

Carl Edmunds, our Exploration Manager, is a “qualified person” as defined under NI 43-101 and supervised the preparation of the information that forms the basis of the above disclosure related to Kemess Underground and new exploration results at Young-Davidson.

The offering

The following summary contains basic information about the notes and is not intended to be complete. It does not contain all the information that is important to you. For a more complete understanding of the notes, please refer to the section of this prospectus supplement entitled “Description of notes” and the sections in the base shelf prospectus entitled “Description of debt securities” and “Description of share capital”. Unless otherwise indicated, the information in this prospectus supplement assumes that the underwriters do not exercise their option to purchase additional notes. For purposes of this summary, the terms “Northgate Minerals Company,” “Northgate,” “we,” “us” and “our” refer only to Northgate Minerals Company and not to any of its subsidiaries, unless we specify otherwise.

Issuer	Northgate Minerals Corporation is incorporated under the laws of the Province of British Columbia, Canada.

Notes	$150 million aggregate principal amount of 3.50% convertible senior notes due 2016. We have granted to the underwriters the option to purchase up to an additional $20 million aggregate principal amount of notes solely to cover over-allotments, if any.

Maturity	The notes will mature on October 1, 2016, unless repurchased or converted earlier.

Interest payment dates	We will pay 3.50% interest per annum on the principal amount of the notes payable semi-annually in arrears on April 1 and October 1 of each year, starting on April 1, 2011, to holders of record at the close of business on the preceding March 15 and September 15, respectively. Interest will accrue on the notes from and including October 5, 2010 or from, and including, the last date in respect of which interest has been paid or provided for, as the case may be, to, but excluding, the next interest payment date or maturity date, as the case may be.

Ranking	The notes will be our senior unsecured obligations and will rank equally with all of our existing and future senior unsecured indebtedness. The notes will be effectively subordinated to all of our existing and future secured indebtedness (to the extent of the assets securing such indebtedness) and structurally subordinated to all existing and future liabilities of our subsidiaries, including trade payables. As of June 30, 2010, we had $51.9 million in secured indebtedness outstanding, which amount is comprised of our short-term loan obligation of $40.8 million, short-term equipment lease obligations of $6.7 million and long-term equipment lease obligations of $4.4 million.

Conversion rights	Holders may convert their notes at their option prior to July 1, 2016 only under the following circumstances:

➢ the notes will be convertible during any calendar quarter after the calendar quarter ending December 31, 2010, and only during such calendar quarter, if the closing sale price of our common shares for each of 20 or more trading days in a period of 30 consecutive trading days ending on the last trading day of the immediately preceding calendar quarter exceeds 130% of the conversion price (the

“conversion trigger price”) in effect on the last trading day of the immediately preceding calendar quarter;

➢ the notes will be convertible during the five consecutive business days immediately after any ten consecutive trading day period (we refer to this ten consecutive trading day period as the “note measurement period”) in which the trading price per $1,000 principal amount of notes for each trading day of that note measurement period was equal to or less than 97% of the product of the closing sale price of our common shares and the applicable conversion rate for such trading day;

➢ the notes will be convertible if we call the notes for redemption;

➢ the notes will be convertible if we make certain distributions on our common shares or engage in certain corporate transactions; and

➢ the notes will be convertible if a delisting event (as defined under “Description of notes—Events of default” below) occurs and is continuing.

In addition, the notes will be convertible irrespective of the foregoing circumstances from, and including, July 1, 2016 to, and including, the business day immediately preceding the maturity date of the notes.

The initial conversion rate, subject to adjustment, will be 244.9780 common shares per $1,000 principal amount of notes (which represents an initial conversion price of approximately $4.08 per common share). The conversion rate, and thus the conversion price, will be subject to adjustment as described in this prospectus supplement. See “Description of notes—Adjustments to the conversion rate”.

Upon conversion, we will deliver our common shares, or, at our election, cash or a combination of cash and our common shares to satisfy our conversion obligation, in each case as described under “Description of notes—Settlement upon conversion”. At any time on or prior to the 33rd business day immediately preceding the maturity date, we may make an irrevocable election to satisfy our conversion obligation by delivering solely our common shares. See “Description of notes—Irrevocable election of full physical settlement”. Upon any conversion, subject to certain exceptions, you will not receive any cash payment representing accrued and unpaid interest. See “Description of notes—Conversion rights”.

A holder that surrenders notes for conversion in connection with a “make-whole fundamental change” that occurs before the maturity date may in certain circumstances be entitled to an increased conversion rate. See “Description of notes—Adjustment to the conversion rate upon the occurrence of a make-whole fundamental change”.

Sinking fund	None.

Redemption for tax reasons	In the event of certain changes to the laws governing Canadian withholding taxes, we will have the option to redeem, in whole but not in part, the notes for a purchase price equal to 100% of the principal amount of the notes to be purchased plus any accrued and unpaid interest up to, but excluding, the redemption date but without reduction for applicable Canadian taxes (except in respect of certain excluded holders). See “Description of notes—Redemption of notes for changes in Canadian tax law”. Upon our giving a notice of redemption, a holder may elect not to have its notes redeemed, in which case such holder would not be entitled to receive the additional amounts referred to in “Description of notes—Additional amounts” after the redemption date set out in the notice.

Additional amounts	All payments made by us with respect to the notes will be made without withholding or deduction for Canadian taxes unless we are legally required to do so, in which case we will pay such additional amounts as may be necessary so that the net amount received by holders of the notes (other than certain excluded holders) after such withholding or deduction will not be less than the amount that would have been received in the absence of such withholding or deduction.

Fundamental change	If we undergo a fundamental change as defined in this prospectus supplement, we will be required to offer to purchase all of the outstanding notes at a price equal to 100% of the principal amount of the notes to be purchased plus any accrued and unpaid interest up to, but excluding, the fundamental change purchase date, subject to certain exceptions. We will pay cash for all notes so purchased. See “Description of notes—Offer to purchase upon a fundamental change”.

Events of default	If an event of default on the notes has occurred and is continuing, the principal amount of the notes, plus any accrued and unpaid interest, may become immediately due and payable. These amounts automatically become due and payable upon certain events of default. See “Description of notes—Events of default”.

NYSE Amex and TSX symbols for our common shares	Our common shares are listed on the NYSE Amex under the symbol “NXG” and on the TSX under the symbol “NGX”.

Certain income tax considerations	The notes and common shares issuable upon conversion of the notes will be subject to special and complex tax rules. Holders are urged to consult their own tax advisors with respect to the U.S. and Canadian federal, state, provincial and local tax and foreign tax consequences of purchasing, owning and disposing of the notes and the common shares issuable upon conversion of the notes. See “Certain Canadian and United States income tax considerations”.

Use of proceeds	We estimate that the net proceeds to us from this offering will be approximately $144.1 million (or approximately $163.5 million if the underwriters exercise their over-allotment option in full), after deducting the underwriters’ discounts and commissions and estimated offering expenses payable by us. We intend to use the net proceeds for construction at Young-Davidson. See “Use of proceeds”.

DTC eligibility	The notes will be issued in book-entry-only form and will be represented by one or more global certificates, without interest coupons, deposited with, or on behalf of, DTC and registered in the name of DTC or a nominee of DTC. Beneficial interests in the notes will be shown on, and transfers will be effected only through, records maintained by DTC and its direct and indirect participants. Except in limited circumstances, holders may not exchange interests in their notes for certificated securities. See “Description of notes—Form, denomination and registration of notes”.

For a more complete description of the terms of the notes, see “Description of notes”. For a more complete description of our common shares, see “Description of share capital”.

Risk factors

An investment in the notes offered hereby involves certain risks. In addition to the other information contained in this prospectus supplement, the accompanying base shelf prospectus and the documents incorporated by reference herein and therein, prospective investors should carefully consider the factors set out under “Risk factors” in the accompanying base shelf prospectus, in our AIF (which is incorporated by reference herein) and the factors set out below in evaluating us, our properties and our business before making an investment in the notes. If any of the following risks actually occurs, our business would be harmed. The risks and uncertainties described below are not the only ones we face. Additional risks and uncertainties, including those of which we are currently unaware or that are deemed immaterial, may also adversely affect our business.

RISKS RELATING TO THE NOTES AND THE OFFERING

The notes are unsecured, are effectively subordinated to all of our existing and future secured indebtedness (to the extent of the assets securing such indebtedness) and are structurally subordinated to all liabilities of our subsidiaries, including trade payables.

The notes are unsecured, are effectively subordinated to all of our existing and future secured indebtedness, to the extent of the assets securing such indebtedness, and are structurally subordinated to all liabilities of our subsidiaries, including trade payables. As of June 30, 2010, we had $51.9 million in secured indebtedness outstanding, which amount is comprised of our short-term loan obligation of $40.8 million, short-term equipment lease obligations of $6.7 million and long-term equipment lease obligations of $4.4 million. See “Description of notes—Ranking”.

None of our subsidiaries has guaranteed or otherwise become obligated with respect to the notes. Our right to receive assets from any of our subsidiaries upon our liquidation or reorganization, and the right of holders of the notes to participate in those assets, is structurally subordinated to claims of that subsidiary’s creditors, including trade creditors. Even if we were a creditor of any of our subsidiaries, our rights as a creditor would be subordinate to any security interest in the assets of that subsidiary and any indebtedness of that subsidiary senior to that held by us. Furthermore, none of our subsidiaries is under any obligation to make payments to us, and any payments to us would depend on the earnings or financial condition of our subsidiaries and various business considerations. Statutory, contractual or other restrictions may also limit our subsidiaries’ ability to pay dividends or make distributions, loans or advances to us. For these reasons, we may not have access to any assets or cash flows of our subsidiaries to make payments on the notes.

Future issuances of common shares and hedging activities in connection with the notes offering may depress the trading price of our common shares and the notes.

Any issuance of equity securities after this offering, including any issuance of our common shares upon conversion of the notes, could dilute the interests of our existing shareholders, including holders who have received our common shares upon conversion of their notes, and could substantially decrease the trading price of our common shares and the notes. We may issue equity securities in the future for a number of reasons, including to finance our operations and business strategy (including in connection with acquisitions, strategic collaborations or other transactions), to adjust our ratio of debt to equity, to satisfy our obligations upon the exercise of outstanding warrants or options or for other reasons.

In addition, the price of our common shares could also be affected by possible sales of our common shares by investors who view the notes as a more attractive means of equity participation in our company and by hedging or arbitrage trading activity that we expect to develop involving our common shares. The hedging or arbitrage could, in turn, affect the trading price of the notes or any common shares that holders receive upon conversion of the notes.

Risk factors

Recent developments in the convertible debt markets may adversely affect the market value of the notes.

We expect that many investors in, and potential purchasers of, the notes will employ, or seek to employ, a convertible arbitrage strategy with respect to the notes. Investors that employ a convertible arbitrage strategy with respect to convertible debt instruments typically implement that strategy by selling short the common stock underlying the convertible notes and dynamically adjusting their short position while they hold the notes. As a result, any specific rules regulating short selling of securities or other governmental action that interferes with the ability of market participants to effect short sales in our common shares could adversely affect the ability of investors in, or potential purchasers of, the notes to conduct the convertible arbitrage strategy that we believe they will employ, or seek to employ, with respect to the notes. This could, in turn, adversely affect the trading price and liquidity of the notes.

At an open meeting on February 24, 2010, the SEC adopted a new short sale price test through an amendment to Rule 201 of Regulation SHO. The amendments to Rule 201 became effective on May 10, 2010 and restrict short selling when the price of a “covered security” has triggered a “circuit breaker” by falling at least 10% in one day, at which point short sale orders can be displayed or executed only if the order price is above the current national best bid, subject to certain limited exceptions. Compliance with the amendments to Rule 201 is required by November 10, 2010. Because our common shares are a “covered security”, the new restrictions may interfere with the ability of investors in, and potential purchasers of, the notes, to effect short sales in our common shares and conduct the convertible arbitrage strategy that we believe they will employ, or seek to employ, with respect to the notes.

In addition, on June 10, 2010, the SEC approved a six-month pilot (the “circuit breaker pilot”) pursuant to which several national securities exchanges and the Financial Industry Regulatory Authority, Inc. (“FINRA”) adopted rules to halt trading in securities included in the S&P 500 Index if the price of any such security moves 10% or more from a sale in a five-minute period. On June 30, 2010, the national securities exchanges and FINRA proposed to expand the circuit breaker pilot to include component securities of the Russell 1000 Index, which includes our common shares, and over 300 exchange-traded funds. As of September 23, 2010, the expansion of the circuit breaker pilot had not yet been approved by the SEC. In light of the sudden, market-wide price declines experienced on May 6, 2010, the circuit breaker pilot, including the proposed expansion of the circuit breaker pilot (if approved), may decrease, or prevent an increase in, the market price and/or liquidity of our common shares and/or interfere with the ability of investors in, and potential purchasers of, the notes, to effect hedging transactions in or relating to our common shares and conduct the convertible arbitrage strategy that we believe they will employ, or will seek to employ, with respect to the notes.

Although the direction and magnitude of the effect that the amendments to Regulation SHO and the circuit breaker pilot, including the proposed expansion of the circuit breaker pilot (if approved), may have on the trading price and the liquidity of the notes will depend on a variety of factors, many of which cannot be determined at this time, past regulatory actions have had a significant impact on the trading prices and liquidity of convertible debt instruments. For example, in September 2008, the SEC issued emergency orders generally prohibiting short sales in the common stock of a variety of financial services companies while Congress worked to provide a comprehensive legislative plan to stabilize the credit and capital markets. The orders made the convertible arbitrage strategy that many convertible debt investors employ difficult to execute and adversely affected both the liquidity and trading price of convertible notes issued by many of the financial services companies subject to the prohibition. Any governmental actions that restrict the ability of investors in, or potential purchasers of, the notes to effect short sales in our common shares or to implement hedging strategies, including the recently adopted amendments to Regulation SHO and the pilot rules described above, could similarly adversely affect the trading price and the liquidity of the notes.

Risk factors

Volatility of the market price of our common shares may depress the trading price of the notes.

The market price of our common shares has experienced, and may continue to experience, significant volatility. From January 1, 2010 through September 29, 2010, the trading price of our common shares on the NYSE Amex has ranged from a low of $2.30 per share to a high of $3.59 per share. Because the notes are convertible into, and based upon the price of, our common shares, volatility in the price of our common shares may depress the trading price of the notes. The risk of volatility and depressed prices of our common shares also applies to holders who receive our common shares upon conversion of their notes.

Numerous factors, including many over which we have no control, may have a significant impact on the market price of our common shares, including, among other things:

➢	our operating and financial performance and prospects;

➢	our ability to repay our debt;

➢	investor perceptions of us and the industry and markets in which we operate;

➢	changes in earnings estimates or buy/sell recommendations by analysts; and

➢	general financial, domestic, international, economic and other market conditions.

In addition, the stock market in recent years has experienced extreme price and trading volume fluctuations that often have been unrelated or disproportionate to the operating performance of individual companies. These broad market fluctuations may adversely affect the price of our common shares, regardless of our operating performance. In addition, sales of substantial amounts of our common shares in the public market after this offering, or the perception that those sales may occur, could cause the market price of our common shares to decline. Furthermore, shareholders may initiate securities class action lawsuits if the market price of our common shares drops significantly, which may cause us to incur substantial costs and could divert the time and attention of our management.

These factors, among others, could significantly depress the trading price of the notes and the price of our common shares, if any, issued upon conversion of the notes.

The conversion rate of the notes may not be adjusted for all dilutive events that may occur.

As described under “Description of notes—Adjustments to the conversion rate”, we will adjust the conversion rate of the notes for certain events, including, among others:

➢	the issuance of share dividends on our common shares;

➢	the issuance of certain rights or warrants;

➢	certain subdivisions and combinations of our capital stock;

➢	certain distributions of capital stock, indebtedness or assets; and

➢	certain tender or exchange offers.

We will not adjust the conversion rate for other events, such as an issuance of our common shares for cash or in connection with an acquisition, that may adversely affect the trading price of the notes or our common shares. If we engage in any of these types of transactions, the value of our common shares underlying your notes may be diluted. An event that adversely affects the value of the notes, but does not result in an adjustment to the conversion rate, may occur. Also, we will not increase the conversion rate to an amount that exceeds 318.4712 common shares per $1,000 principal amount of notes (subject to adjustment in the same manner as the conversion rate).

Risk factors

Our election to pay cash in respect of some or all of our conversion obligation may have adverse consequences.

Our election to deliver cash in respect of all or a portion of our conversion obligation (other than solely cash in lieu of fractional shares) as described under “Description of notes—Conversion rights”, may:

➢	result in holders receiving no shares upon conversion or fewer shares relative to the conversion value of the notes;

➢	reduce our liquidity;

➢	delay holders’ receipt of the consideration due upon conversion; and

➢	subject holders to market risk before receiving any shares upon conversion.

We will generally deliver the consideration due upon conversion of the notes as soon as practicable, but in no event later than three business days after (1) the last trading day in the cash settlement averaging period (if we have elected to deliver cash in respect of all or a portion of our conversion obligation (other than solely cash in lieu of fractional shares), which will generally be at least 26 trading days after the date holders surrender their notes for conversion or (2) the conversion date (if we have elected to deliver solely our common shares (other than solely cash in lieu of any fractional share) upon conversion of the notes or if we have irrevocably elected full physical settlement). In addition, if we have elected to deliver cash in respect of all or a portion of our conversion obligation (other than solely cash in lieu of fractional shares), because the consideration due upon conversion is based on the trading prices of our common shares during the cash settlement averaging period, any decrease in the price of our common shares after you surrender your notes for conversion may significantly decrease the value of the consideration you receive upon conversion. In addition, if the trading price of our common shares at the end of such period is below the average of the volume weighted average price of our common shares during such period, the value of any common shares that you receive in satisfaction of our conversion obligation will be less than the value used to determine the number of common shares you will receive.

The increase in the conversion rate applicable to notes that holders convert in connection with a make-whole fundamental change may not adequately compensate you for the lost option time value of your notes as a result of that fundamental change.

If a make-whole fundamental change occurs prior to the maturity date, we will under certain circumstances increase the conversion rate applicable to holders who convert their notes within a specified time frame. The amount of the increase in the conversion rate depends on the date when the make-whole fundamental change becomes effective and the applicable price, as described in this prospectus supplement. See “Description of notes—Adjustment to the conversion rate upon the occurrence of a make-whole fundamental change”.

Although the increase in the conversion rate is designed to compensate you for the lost option time value of your notes as a result of the make-whole fundamental change, the increase in the conversion rate is only an approximation of the lost value and may not adequately compensate you for the loss. In addition, you will not be entitled to an increased conversion rate if the applicable price is greater than $15.00 per common share or less than $3.14 per common share (in each case, subject to adjustment).

Our obligation to increase the conversion rate as described above could also be considered a penalty, in which case its enforceability would be subject to general principles of reasonableness of economic remedies. In addition, we will not increase the conversion rate to an amount that exceeds 318.4712 common shares per $1,000 principal amount of notes (subject to adjustment in the same manner as the conversion rate).

Risk factors

Increased leverage as a result of this offering may harm our financial condition and results of operations.

As adjusted to include the sale of the notes we are offering, our total consolidated long-term debt as of June 30, 2010 would have been approximately $119.0 million (net of a preliminary discount on the notes of approximately $29.5 million) and would have represented approximately 13.3% of our total debt and shareholders’ equity as of that date. The indenture for the notes will not restrict our ability to incur additional indebtedness.

Our level of indebtedness could have important consequences to you, because:

➢	it could affect our ability to satisfy our obligations under the notes;

➢	a substantial portion of our cash flows from operations will have to be dedicated to interest and principal payments and may not be available for operations, working capital, capital expenditures, expansion, acquisitions or general corporate or other purposes;

➢	it may impair our ability to obtain additional financing in the future;

➢	it may limit our flexibility in planning for, or reacting to, changes in our business and industry; and

➢	it may make us more vulnerable to downturns in our business, our industry or the economy in general.

Our operations may not generate sufficient cash to enable us to service our debt. If we fail to make a payment on the notes, we could be in default on the notes, and this default could cause us to be in default on our other outstanding indebtedness.

The conditional conversion features of the notes, if triggered, may adversely affect our financial condition and operating results.

In the event the conditional conversion features of the notes are triggered, holders of notes will be entitled to convert the notes at any time during specified periods at their option. See “Description of notes—Conversion rights”. If one or more holders elect to convert their notes, unless we satisfy our conversion obligation by delivering solely our common shares (other than solely cash in lieu of any fractional share) or if we have irrevocably elected full physical settlement of the notes, we would be required to make cash payments to satisfy all or a portion of our conversion obligation based on the applicable conversion rate, which could adversely affect our liquidity.

We may not have the ability to raise the funds to pay interest on the notes, to purchase the notes upon a fundamental change or to pay cash due upon conversion.

The notes bear interest semi-annually at a rate of 3.50% per year. In addition, we may in certain circumstances be obligated to pay additional amounts. If a fundamental change occurs, we will be required to offer to purchase for cash, all of the outstanding notes. In addition, upon conversion of the notes, if we have elected to deliver cash in respect of all or a portion of our conversion obligation (other than solely cash in lieu of fractional shares), we will be required to pay cash in respect of all or a portion of our conversion obligation. We may not have sufficient funds to pay the interest, purchase price or cash in respect of our conversion obligation when due. If we fail to pay interest on the notes, purchase price on a purchase of the notes or fail to pay any cash payment due upon conversion when required, we will be in default under the indenture governing the notes. See “Description of notes—Interest payments”, “Description of notes—Offer to purchase upon a fundamental change” and “Description of notes—Events of default”.

Risk factors

The conditional conversion feature of the notes could result in your receiving less than the value of our common shares into which the notes would otherwise be convertible.

Prior to the close of business on the business day immediately preceding July 1, 2016, you may convert your notes only if specified conditions are met. If the specific conditions for conversion are not met, you will not be able to convert your notes until July 1, 2016 or thereafter.

We have made only limited covenants in the indenture for the notes, and these limited covenants may not protect your investment.

The indenture for the notes does not:

➢	require us to maintain any financial ratios or specific levels of net worth, revenues, income, cash flows or liquidity and, accordingly, does not protect holders of the notes in the event that we experience significant adverse changes in our financial condition or results of operations;

➢	limit our subsidiaries’ ability to incur indebtedness which would effectively rank senior to the notes;

➢	limit our ability to incur secured indebtedness or indebtedness that is equal in right of payment to the notes;

➢	restrict our subsidiaries’ ability to issue securities that would be senior to the common shares of our subsidiaries held by us;

➢	restrict our ability to repurchase our securities;

➢	restrict our ability to pledge our assets or those of our subsidiaries; or

➢	restrict our ability to make investments or to pay dividends or make other payments in respect of our common shares or other securities ranking junior to the notes.

Furthermore, the indenture for the notes contains only limited protections in the event of a change of control. We could engage in many types of transactions, such as acquisitions, refinancings or recapitalizations, that could substantially affect our capital structure and the value of the notes and our common shares but may not constitute a “fundamental change” that requires us to offer to purchase the notes or a “make-whole fundamental change” that permits holders to convert their notes at an increased conversion rate. For these reasons, you should not consider the covenants in the indenture or the repurchase features of the notes as a significant factor in evaluating whether to invest in the notes.

If an active and liquid trading market for the notes does not develop, the market price of the notes may decline and you may be unable to sell your notes.

The notes are a new issue of securities for which there is currently no public market. We do not intend to list the notes on any securities exchange or to arrange for their quotation on any interdealer quotation system. An active trading market may not develop for the notes. Even if a trading market for the notes develops, the market may not be liquid. If an active trading market does not develop, you may be unable to resell your notes or may only be able to sell them at a substantial discount.

Provisions in the indenture for the notes and shareholder rights agreement could discourage potential acquisition proposals and could deter or prevent a change in control.

If a “fundamental change” occurs, we will be required to offer to purchase for cash all of the outstanding notes. In the event of a “make-whole fundamental change”, we also may be required to increase the conversion rate applicable to notes surrendered for conversion in connection with such make-whole fundamental change. In addition, the indenture for the notes prohibits us from engaging in certain mergers or acquisitions unless, among other things, the surviving entity assumes our obligations under the notes.

Risk factors

We have a shareholder rights plan which, in certain circumstances, including a person or group acquiring, or the commencement of a tender or exchange offer that would result in a person or group acquiring, beneficial ownership of 20% or more of our outstanding common shares, would entitle each right holder, other than the person or group triggering the plan, to receive, upon exercise of the right, our common shares having a then-current fair value equal to twice the exercise price of a right. This shareholder rights agreement provides us with a defensive mechanism that decreases the risk that a hostile acquirer will attempt to take control of us without negotiating directly with our board of directors. The shareholder rights agreement may discourage acquirers from attempting to purchase us, which may adversely affect the price of our common shares.

For purposes of the percentage limits in our shareholder rights agreement, the common shares underlying the notes you hold may be aggregated with common shares you hold, and common shares held by your affiliates, associates and other members of any group of which you are a member, as well as shares of common shares underlying notes that are held by any of these persons or entities.

Under our shareholder rights agreement, the rights plan may be triggered when a person, including its affiliates and associates, or a group acquires “beneficial ownership” (as defined in the agreement) of 20% or more of our outstanding common shares. Upon such a triggering event, each rights holder, other than the person or group triggering the plan, would be entitled to receive our common shares having a then-current fair value equal to twice the exercise price of a right. As described elsewhere in this prospectus supplement, upon a noteholder’s exercise of its conversion right, we may elect to deliver to the converting noteholder our common shares or a combination of cash and shares. In addition, we have the ability during certain periods to irrevocably elect that all subsequent conversions will be settled by our delivery of common shares or a combination of cash and shares. In either case, at the time we make any such election, a noteholder would be deemed to be the “beneficial owner” of the underlying common shares for purposes of our shareholder rights agreement.

For purposes of determining whether our rights plan is triggered, a person’s common shares (including common shares underlying the notes, if we have elected to deliver common shares or a combination of cash and common shares upon conversion) are generally aggregated with common shares held by that person’s affiliates, associates and other members of groups of which that person is a member. If a purchaser of notes in this offering, together with its affiliates, associates and group members, would hold or be deemed to hold the triggering percentage or more of our common shares, our rights plan may be triggered and such purchaser would experience immediate and severe dilution of its ownership interest in our company.

An adverse rating of the notes may cause their trading price to fall.

We do not intend to rate the notes, but if a rating agency rates the notes, it also may lower ratings on the notes in the future. If rating agencies assign a lower-than-expected rating or reduce, or indicate that they may reduce, their ratings in the future, the trading price of the notes could significantly decline.

As a holder of notes, you will not be entitled to any rights with respect to our common shares, but you will be subject to all changes made with respect to our common shares.

If you hold notes, you will not be entitled to any rights with respect to our common shares (including, without limitation, voting rights and rights to receive any dividends or other distributions on our common shares), but you will be subject to all changes affecting our common shares. You will have the rights with respect to (and will be the record holder of) our common shares only on the conversion date (if we have elected to deliver solely our common shares (other than solely cash in lieu of any fractional share) upon conversion of the notes or if we have irrevocably elected full physical settlement of the notes) or the last trading day of the applicable cash settlement averaging period (if we have elected to

Risk factors

deliver cash in respect of a portion (but not all) of our conversion obligation (other than solely cash in lieu of fractional shares), and only to the extent that we are obligated to deliver to you common shares in respect of our conversion obligation. For example, in the event that an amendment is proposed to our articles of incorporation or bylaws requiring shareholder approval and the record date for determining the shareholders of record entitled to vote on the amendment occurs prior to the date you are deemed the record owner of our common shares, if any, due upon conversion, you will not be entitled to vote on the amendment, although you will nevertheless be subject to any changes in the powers, preferences or special rights of our common shares. In addition, because the notes may be settled by delivery of solely cash, you may not receive any shares upon conversion.

We do not intend to pay cash dividends on our common shares in the foreseeable future.

We currently intend to continue our policy of retaining earnings to finance the growth of our business. As a result, we do not anticipate paying cash dividends on our common shares in the foreseeable future. Because we do not anticipate paying cash dividends for the foreseeable future, holders who convert their notes and receive our common shares will not realize a return on their investment unless the trading price of our common shares appreciates, which we cannot assure.

You may have to pay U.S. federal income tax if we adjust the conversion rate in certain circumstances, even if you do not receive any cash.

We will adjust the conversion rate of the notes for share splits and combinations, share dividends, cash dividends and certain other events that affect our capital structure. See “Description of notes—Adjustments to the conversion rate”. If we adjust the conversion rate, you may be treated as having received a constructive distribution from us, resulting in taxable income to you for U.S. federal income tax purposes, even though you would not receive any cash in connection with the conversion rate adjustment and even though you might not exercise your conversion right. See “Income tax considerations”.

RISKS RELATING TO NORTHGATE AND OUR INDUSTRY

The figures for our reserves and resources and future production are estimates based on interpretation and assumptions and actual production may be less than is currently estimated.

Unless otherwise indicated, mineralization figures presented in this prospectus supplement, the accompanying base shelf prospectus and in the documents incorporated by reference herein and therein are based upon estimates made by our personnel and independent geologists. These estimates are imprecise and depend upon geological interpretation and statistical inferences drawn from drilling and sampling analysis, which may prove to be unreliable. There can be no assurance that the reserves, resources or other mineralization figures will be accurate or that we will achieve our production estimates. Our failure to achieve our production estimates could have a material and adverse effect on any or all of our future cash flows, earnings, results of operations and financial condition. These production estimates are dependent on, among other things, the accuracy of mineral reserve and resource estimates, the accuracy of assumptions regarding ore grades and recovery rates, ground conditions, physical characteristics of ores, such as hardness and the presence or absence of particular metallurgical characteristics, and the accuracy of estimated rates and costs of mining and processing.

Our actual production may vary from our estimates for a variety of reasons, including, actual ore mined varying from estimates of grade, tonnage, dilution and metallurgical and other characteristics, short-term operating factors such as the need for sequential development of ore bodies and the processing of new or different ore grades from those planned, mine failures, slope failures or equipment failures, industrial accidents, natural phenomena such as inclement weather conditions, floods, droughts, rock slides and earthquakes, encountering unusual or unexpected geological conditions, extended declines in

Risk factors

market prices for gold or copper, changes in power costs and potential power shortages, shortages of principal supplies needed for operation, including explosives, fuels, chemical reagents, water, equipment parts and lubricants, labour shortages or strikes, civil disobedience and protests, and restrictions or regulations imposed by governmental authorities or other changes in the regulatory environments. Such occurrences could result in damage to mineral properties, interruptions or decreases in production, injury or death to persons, damage to our property or others, monetary losses and legal liabilities. These factors may also cause a mineral deposit that has been mined profitably in the past to become unprofitable forcing us to cease production. It is not unusual in new mining operations to experience unexpected problems during the start-up phase. Depending on the price of gold, copper or other minerals, we may determine that it is impractical to commence or, if commenced, to continue commercial production at a particular site.

Delays in obtaining or a failure to obtain required property rights, permits and licenses, or a failure to comply with the terms of any such property rights, permits and licenses that we have obtained, could delay or prevent or make more expensive exploration, development and/or production.

Our current and anticipated future operations, including further exploration and development activities and expansion, commencement or continuation of production on our properties, require certain permits and licenses from various levels of governmental authorities in Canada, the United States and Australia. We may also be required to obtain certain property rights to access, or use, certain of our properties in order to proceed to development. There can be no assurance that all licenses, permits or property rights which we require for the expansion and construction of mining facilities or to conduct mining operations will be obtainable on reasonable terms or in a timely manner, or at all, that such terms will not be adversely changed, that required extensions will be granted, or that the issuance of such licenses, permits or property rights will not be challenged by third parties. Delays in obtaining or a failure to obtain such licenses, permits or property rights or extension thereto, challenges to the issuance of such licenses, permits or property rights, whether successful or unsuccessful, changes to the terms of such licenses, permits or property rights, or a failure to comply with the terms of any such licenses, permits or property rights that we have obtained, could have a material adverse effect on us by delaying, preventing or making more expensive exploration, development and/or production.

The sale of gold-copper concentrate produced at Kemess is subject to counterparty and market risks.

We have entered into a multi-year contract with Xstrata Canada Corporation (“Xstrata”) for the shipment and sale of gold-copper concentrate produced at Kemess mine to various smelting companies. The inability of Xstrata to purchase the Kemess concentrate, the termination of the agreement or the failure to renew the agreement on acceptable terms, or at all, could have a material adverse effect on our financial performance and results of operations until such time as appropriate logistical arrangements are put in place and alternative purchasers of our concentrates can be found. If we are not successful in entering into such alternative arrangements, we may be forced to sell all of our concentrates, or greater volumes of them than they may from time to time intend, in the spot market, on terms less favorable to us as our existing agreement with Xstrata.

In addition, should Xstrata or any other counterparty to any supply arrangement we may enter into not honour such arrangement, or should any of such counterparties become insolvent, we may incur losses for products already shipped and be forced to sell greater volumes of our concentrates than intended in the spot market, or we may not have a market for our concentrates, and our future operating results may be materially adversely impacted as a result. Moreover, there can be no assurance that our concentrates will meet the qualitative requirements under future concentrate agreements or the requirements of buyers.

Risk factors

Change in accounting or financial reporting standards may adversely impact our financial performance.

Changes in accounting or financial reporting standards may adversely impact our financial performance in the future. We currently report our financial performance in Canadian GAAP. The Canadian Accounting Standards Board announced that international financial reporting standards (“IFRS”) will become applicable to Canadian public entities for financial years beginning on or after January 1, 2011. Our first period of IFRS reporting will be for the quarter ending March 31, 2011. We have started the transition process from Canadian GAAP to IFRS and are in the process of assessing the potential impact of the transition to IFRS, including the detailed determination of accounting policy and disclosure changes that will be required upon transition, as well as a detailed analysis of the application of IFRS 1 “First-time Adoption of International Financial Reporting Standards”.

Regulatory bodies that promulgate Canadian GAAP and IFRS have significant ongoing projects that could affect the differences between Canadian GAAP and IFRS, and the impact of these differences relative to our financial statements, in the future.

Based on our review to date, we anticipate that there will be material differences in accounting treatment between Canadian GAAP and IFRS as they apply to us, including impairment of assets, provision for reclamation and rehabilitation, business combinations, income taxes and property, plant and equipment. The foregoing list is not a complete list and is only intended to highlight the areas that we believe to be the most significant. These differences may change as we continue to assess the impact of the transition and evaluate the impact that the ongoing regulatory projects could have.

For further information on our changeover plan and on the material differences in accounting treatment, see “Future Changes in Accounting Policies” in our management’s discussion and analysis for the year ended December 31, 2009, and “New Accounting Pronouncements” in our management’s discussion and analysis for the period ended June 30, 2010, each incorporated by reference herein.

Title to our mineral properties cannot be guaranteed and may be subject to prior liens, agreements, transfers or claims and other defects.

We cannot guarantee that title to our properties will not be challenged. Title insurance is generally not available for mineral properties and our ability to ensure that we have obtained secure claims to individual mineral properties or mining concessions may be constrained. Our mineral properties may be subject to prior registered or unregistered liens, agreements, transfers or claims, and title may be affected by, among other things, undetected defects. A successful challenge to the precise area and location of these claims could result in our being unable to operate on our properties as permitted or being unable to enforce our rights with respect to our properties.

Our activities are subject to environmental laws and regulations that may increase our costs of doing business and restrict our operations.

Our exploration and production activities in Canada and Australia are subject to regulation by governmental authorities under various environmental laws. To the extent that we conduct exploration activities or undertake new mining activities in other foreign countries, we will also be subject to environmental laws and regulations in those jurisdictions. These laws address emissions into the air, discharges into water, management of waste, management of hazardous substances, protection of natural resources, antiquities and endangered species and reclamation of lands disturbed by mining operations. Environmental legislation in many countries is evolving and the trend has been towards stricter standards and enforcement, increased fines and penalties for non-compliance, more stringent environmental assessments of proposed projects and increasing responsibility for companies and their officers, directors and employees. Compliance with environmental laws and regulations may require us to make significant capital outlays and may cause material changes or delays in our intended activities.

Risk factors

There can be no assurance that future changes in environmental regulations will not adversely affect our business, and it is possible that future changes in these regulations could have a significant adverse impact on some portion of our business, causing us to re-evaluate those activities at that time.

We cannot give any assurance that breaches of environmental laws (whether inadvertent or not) or environmental pollution will not materially and adversely affect our financial condition or the results of our operations. There is no assurance that future changes in environmental regulations, if any, will not adversely affect our operations. Environmental hazards may exist on the properties on which we hold interests which are unknown to us at present. Environmental hazards or liabilities may also exist that have been caused by previous or existing owners or operators of the properties and for which we are not indemnified. Reclamation costs are uncertain and planned expenditures may differ from the actual expenditures required.

We may experience difficulty attracting and retaining qualified management and technical personnel to meet our current and anticipated needs.

Our success is heavily dependent on our key personnel and on our ability to motivate, retain and attract highly skilled persons. The competition for qualified personnel in the mining industry is currently intense. There can be no assurance that we will successfully attract and retain additional qualified personnel to manage our current needs and anticipated growth. The failure to attract such qualified personnel to manage growth effectively could have a material adverse effect on our business, financial condition or results of operations. We do not currently have key person insurance for our key personnel.

Certain of our directors serve in positions with other public companies which puts them in conflict of interest positions from time to time.

Certain of our directors serve as directors, officers and members of management of other public companies involved in natural resource exploration, development and mining operations and therefore it is possible that a conflict may arise between their duties as our directors and their duties as directors, officers, promoters or members of management of such other companies. Our directors are aware of the existence of laws governing accountability of directors and officers for corporate opportunity and requiring disclosures by directors of conflicts of interest and we will rely upon such laws in respect of any directors’ conflicts of interest or in respect of any breaches of duty by any of our directors.

Regulatory efforts to control greenhouse gas emissions could materially negatively affect our business.

Our businesses include several operations in Canada and Australia that emit large quantities of carbon dioxide, or that produce or will produce products that emit large quantities of carbon dioxide when consumed by end users. Carbon dioxide and other greenhouse gases are the subject of increasing public concern and regulatory scrutiny.

The Kyoto Protocol is an international agreement that sets limits on greenhouse gas emissions from certain signatory countries. While the United States government has announced that it will not ratify the protocol, the Canadian Parliament voted to ratify our participation in this agreement and the Kyoto Protocol came into force in Canada on February 16, 2005. The Kyoto agreement commits Canada to limit its net greenhouse gas emissions to 6% below the levels emitted in 1990. Canada’s current level of greenhouse gas emissions significantly exceeds the agreed-upon limit.

While there is no current regulatory legislation in force at the federal level that specifically limits greenhouse gas emissions, in April 2007, the Government of Canada announced a policy objective of reducing total Canadian greenhouse gas emissions to 20% below 2006 levels by 2020 and to 60% to 70% below 2006 levels by 2050. As part of this initiative, the Government of Canada intends to

Risk factors

require reductions in emissions intensity levels from certain industrial facilities, including oil and gas facilities and smelting and refining facilities, by 6% per year for each year from 2007 to 2010 and 2% per year each year thereafter. Affected facilities will be permitted to meet reduction targets by emissions trading or contributions to a technology fund, in addition to emissions abatement. Additional policy measures are anticipated in coming years under this federal policy framework.

In British Columbia, the provincial government has announced a policy goal of reducing greenhouse gas emissions by at least 33% below current levels by 2020. Interim targets will be set for 2012 and 2016. The mechanisms by which these targets are to be achieved are not yet established.

In December 2007, Australia ratified its participation in the Kyoto Protocol and in March 2008, the international agreement came into force in Australia. Australia planned to implement a carbon-trading scheme to take effect in 2010 and help deliver a unilateral 5% emissions reduction on 2000 levels by 2020. However, in May 2010, this plan was delayed until 2013 and its future inception will depend largely on sufficient international progress in the reduction of greenhouse gas emissions. As a result of the delay, it is premature to predict what impact Australia’s adoption of the Kyoto Protocol could have on our business but it is likely that any mandated reduction in emissions will result in increased costs relating to our Australian operations.

The primary source of greenhouse gas emissions in Canada is the use of hydrocarbon energy. Our operations depend significantly on hydrocarbon energy sources to conduct daily operations, and there are currently no economic substitutes for these forms of energy. The federal and provincial governments have not finalized any formal regulatory programs to control greenhouse gases and it is not yet possible to reasonably estimate the nature, extent, timing and cost of any programs proposed or contemplated, or their potential effects on operations.

We may fail to achieve and maintain the adequacy of internal control over financial reporting as per the requirements of the Sarbanes-Oxley Act.

We documented and tested during our most recent fiscal year our internal control procedures in order to satisfy the requirements of Section 404 of the Sarbanes-Oxley Act (“SOX”). SOX requires an annual assessment by management of the effectiveness of our internal control over financial reporting and an attestation report by our independent auditors addressing this assessment. We may fail to achieve and maintain the adequacy of our internal control over financial reporting as such standards are modified, supplemented, or amended from time to time, and we may not be able to ensure that it can conclude on an ongoing basis that it has effective internal control over financial reporting in accordance with Section 404 of SOX. Our failure to satisfy the requirements of Section 404 of SOX on an ongoing, timely basis could result in the loss of investor confidence in the reliability of our financial statements, which in turn could harm our business and negatively impact the trading price of our common shares or market value of our other securities. In addition, any failure to implement required new or improved controls, or difficulties encountered in their implementation, could harm our operating results or cause it to fail to meet our reporting obligations. Future acquisitions of companies may provide us with challenges in implementing the required processes, procedures and controls in our acquired operations. Acquired companies may not have disclosure controls and procedures or internal control over financial reporting that are as thorough or effective as those required by securities laws currently applicable to us.

No evaluation can provide complete assurance that our internal control over financial reporting will detect or uncover all failures of our personnel to disclose material information required to be reported. The effectiveness of our controls and procedures could also be limited by simple errors or faulty judgments. In addition, as we continue to expand, the challenges involved in implementing appropriate internal control over financial reporting will increase and will require that we continue to improve our internal control over financial reporting. Although we intend to devote substantial time and incur

Risk factors

substantial costs, as necessary, to ensure ongoing compliance, we cannot be certain that it will be successful in complying with Section 404 of SOX.

Recent high metal prices have encouraged increased mining exploration, development and construction activity, which has increased demand for, and cost of, exploration, development and construction services and equipment.

Recent increases in metal prices have encouraged increases in mining exploration, development and construction activities, which have resulted in increased demand for, and cost of, exploration, development and construction services and equipment. The costs of these services and equipment have increased with increased demand, and may continue to do so if current trends continue. Increased demand for services and equipment could cause project costs to increase materially, result in delays if services or equipment cannot be obtained in a timely manner due to inadequate availability, and cause scheduling difficulties and cost increases due to the need to coordinate the availability of services or equipment.

Actual capital costs, operating costs, production and economic returns may differ significantly from those we have anticipated and there are no assurances that any future development activities will result in profitable mining operations.

The capital costs to operate our projects, or to take future projects into production, may be significantly higher than anticipated. Decisions about the development of these and other mineral properties will ultimately be based upon feasibility studies. Feasibility studies derive estimates of cash operating costs based upon, among other things:

➢	anticipated tonnage, grades and metallurgical characteristics of the ore to be mined and processed;

➢	anticipated recovery rates of gold, copper and other metals from the ore;

➢	cash operating costs of comparable facilities and equipment; and

➢	anticipated climatic conditions.

Capital and operating costs, production and economic returns, and other estimates contained in our feasibility studies or economic assessments, if prepared, may differ significantly from those anticipated by our current studies and estimates, and there can be no assurance that our actual capital and operating costs will not be higher than currently anticipated. In addition, operating delays may negatively impact the net present value and internal rates of return of our mineral properties as set forth in the applicable feasibility studies.

Because we have projects located in Canada and in Australia and will have production costs incurred in Canadian and Australian dollars, and gold, copper and other metals are generally sold in United States dollars, our results could be materially adversely affected by an appreciation of the Canadian or Australian dollar in relation to the United States dollar.

Our operating results and cash flow are significantly affected by changes in the Canadian/U.S. dollar and Australian/U.S. dollar exchange rates. Our revenues are denominated in U.S. dollars while most of our expenses are currently denominated in Canadian and Australian dollars. Therefore, exchange rate movements can have a significant impact on all of our costs. The appreciation of non-U.S. dollar currencies against the U.S. dollar can increase the cost of production at our mines, making such mines less profitable. Based upon our projected 2010 production and operating cost estimates, a one-cent change in the average annual Canadian/U.S. dollar exchange rate would affect operating cash flow by approximately $1.1 million were it to be in effect for the entire year. A similar change to the Australian/U.S. dollar exchange rate would have a $1.7 million impact. To hedge our foreign exchange risk and minimize the impact of exchange rate movements on operating results and cash flow, we have

Risk factors

periodically used foreign exchange contracts to purchase Canadian dollars. However, there can be no assurance that our foreign exchange hedging strategies will be successful or that foreign exchange fluctuations will not materially adversely affect our financial performance and results of operations. As of December 31, 2009, we had no outstanding foreign currency options or forward foreign exchange contracts.

Our production is derived from a limited number of mines.

Our operations at Kemess, Fosterville and Stawell accounted for all of our metal production in 2009. Any adverse condition affecting mining or milling conditions at any of our mines could have a material adverse effect on our financial performance or results of operations until such time as the condition is remedied or our other exploration and development properties are brought into production.

We are dependent on unionized employees.

We employ approximately 338 people at Kemess and 754 people at our Australian operations. The majority of the Kemess personnel are represented by a union (the International Union of Operating Engineers Local 115) and the terms of their employment are subject to a three-year collective agreement that was ratified on April 8, 2008. On September 26, 2008, a new three-year employee collective agreement was ratified by the Employee Collective, comprised of the 155 production and maintenance employees at the Stawell Mine, and on June 26, 2009, the employees of Fosterville Gold Mine signed a three year Employee Collective Agreement. There can be no assurance that we will not experience future labour strikes or work stoppages.

We may require future financing to develop our mineral properties and fund future growth.

To develop our mineral properties and fund our growth, we are often dependent on securing the necessary capital through debt or equity financings. The availability of this capital is subject to general economic conditions and lender and investor interest in our business and our projects. There can be no assurance that the financing alternative we choose will be available on acceptable terms, or at all. The failure to obtain financing could have a material adverse effect on our growth strategy and results of operations and financial condition.

Mining is inherently dangerous and subject to conditions or events beyond our control, which could have a material adverse effect on our business.

The business of mining is generally subject to certain types of risks and hazards, including environmental hazards, industrial accidents, unusual or unexpected rock formations, and changes in the regulatory environment. Such occurrences could result in damage to, or destruction of, mineral properties or production facilities, personal injury or death, environmental damage, delays in mining, monetary losses and possible legal liability. We carry insurance to protect ourselves against certain risks of mining and processing in amounts that it considers to be adequate but which may not provide adequate coverage in certain unforeseen circumstances. We may also become subject to liability for pollution or other hazards against which it cannot insure or against which it may elect not to insure because of high premium costs or other reasons, or we may become subject to liabilities which exceed policy limits. In such cases, we may be required to incur significant costs that could have a material adverse effect upon our financial performance and results of operations.

We have ongoing reclamation on some of our mineral properties and we may be required to fund additional work, which could have a material adverse effect on our financial position.

As at December 31, 2009, our undiscounted provision for site closure and reclamation costs was $52.4 million. Provisions for site closure and reclamation costs are based on known requirements.

Risk factors

However, the exact nature of environmental control concerns, if any, that may be encountered in the future cannot be predicted with certainty, as environmental requirements currently established by governmental authorities may change. Should governmental authorities determine that our properties require additional reclamation work, we may be required to fund such work, which could have a material adverse effect on our financial position.

As of December 31, 2009, Kemess has a security bond of Cdn$17,820,000 posted in connection with its reclamation permit for the Kemess South mine. However, should governmental authorities determine that the property requires additional reclamation work, we may be required to fund this work, which could have a material adverse effect on our financial position. There can also be no assurance that we will not be required to fund additional reclamation work at our other project sites which could have a material adverse effect on our financial position. As of December 31, 2009, we also had pledged $9,447,000 in cash as security for performance guarantees relating to the future reclamation of Fosterville and Stawell.

We hold certain investments which currently lack liquidity. Continued illiquidity of these investments or recognition of an impairment loss related to these investments could have a material adverse effect on our financial position.

We continue to maintain a portion of our investments in auction rate securities, which are floating rate securities marketed by financial institutions with auction reset dates at 7, 28, or 35 day intervals to provide short-term liquidity (“ARS”). The par value of these securities held by us is $72,600,000. Beginning in August 2007, auctions at which these securities were to be re-sold began to fail, and as of the date hereof, attempts to conduct auctions have generally ceased. All ARS currently held by us were purchased on our behalf by Lehman Brothers Inc. (“Lehman”), acting in its capacity as our broker agent using the limited discretion conferred on it. Based on an investigation conducted after the securities in question became illiquid, we concluded that a number of representations from Lehman had been incorrect, and that Lehman had mishandled our account. We have filed a claim against Lehman and certain of its employees with FINRA in the United States. Currently, our ARS holdings cannot be readily converted to cash for use by us to make capital investments or for other business purposes, although the underlying payment and other obligations of the original issuers of these securities remain intact, and these issuers continue to make regular interest payments to us. The estimated fair value of our ARS holdings at December 31, 2009 was $37,702,000, which reflects a $1,589,000 decline from the December 31, 2008 estimated fair value of $39,291,000. We have recognized an “other than temporary” impairment of $10,979,000 into earnings for the twelve months ended December 31, 2009. While the foregoing valuation judgments are based on current information available and are intended to conform to applicable accounting principles, it is possible that under applicable U.S. laws the actual damage to us would be considered to be equal to the par value of the securities. The conclusion for an “other than temporary” impairment is based on a variety of factors, including the bankruptcy of Lehman and its affiliates, the very substantial decline in the estimated fair value of individual investments over an extended period, recent downgrades in issuer credit ratings and continuing adversity in the credit and capital markets. Should these factors persist, we may recognize additional impairment losses in net earnings in respect of some or all of our ARS investments. Such further impairment or continued illiquidity of these investments could have a material adverse effect on our financial position.

There can be no assurance that we will successfully acquire additional mineral rights.

Our profitability is significantly affected by the cost and results of our exploration and development programs. As mines have limited lives based on proven and probable reserves, we actively seek to replace and expand our reserves, primarily through exploration and development and, from time to time, through strategic acquisitions. Exploration for minerals is highly speculative in nature, involves

Risk factors

many risks and frequently is unsuccessful. Among the many uncertainties inherent in any gold exploration and development program are the location of economic ore bodies, the development of appropriate metallurgical processes, the receipt of necessary regulatory permits and the construction of mining and processing facilities. In addition, substantial expenditures are required to pursue such exploration and development activities. Assuming discovery of an economic ore body, depending on the type of mining operation involved, several years may elapse from the initial phases of drilling until commercial operations are commenced, during which time the economic feasibility of production may change. Accordingly, there can be no assurance that our current exploration and development programs will result in any new economically viable mining operations or yield new reserves to replace or expand current reserves.

We conduct business in foreign countries and are exposed to risks, including political, economic and other risks and uncertainties.

Our operations are conducted in two politically stable mining jurisdictions—Canada and Australia. Our operations remain, however, exposed to various levels of political, economic and other risks and uncertainties. These risks and uncertainties include, but are not limited to, fluctuations in currency exchange rates; inflation; changes in laws and regulatory policies; royalty and tax increases or other claims by government entities, including retroactive claims; delays in obtaining or the inability to obtain necessary governmental permits; changing political conditions; currency controls; and governmental regulations that favour or require the awarding of contracts to local contractors or require foreign contractors to employ citizens of, or purchase supplies from, a particular jurisdiction.

Specifically, in May 2010, the government of Australia unveiled a new resource super tax that would see profits generated from Australia’s non-renewable resources taxed at 40%. Subsequently, in July 2010, the proposal was amended to a profits-based Minerals Resource Rent Tax at a rate of 30% applying to iron ore and coal in Australia, and the current Petroleum Resource Rent Tax would be extended to all Australian oil and gas projects. A consultative period has commenced with the proposed tax scheduled to come in to effect as early as July 2012. While we are currently evaluating the impact of these proposed tax changes in our Australian operations, the implementation of a new tax structure on mining projects in Australia could have a material adverse effect on our results of operations and financial condition. Changes in policies or laws affecting ownership of assets, foreign investment, taxation, rates of exchange, gold sales, environmental protection, labour relations, price controls, repatriation of income or return of capital may affect both our ability to undertake exploration and development activities in respect of future properties in the manner currently contemplated, as well as our ability to continue to explore, develop, and operate those properties to which we have rights relating to exploration, development and operations.

We are subject to significant governmental regulation.

Our mining operations and exploration activities are subject to extensive Canadian and Australian federal, state, provincial, territorial and local laws and regulations governing prospecting, development, production, exports, taxes, labour standards, occupational health and safety, water disposal, toxic substances, explosives, management of natural resources, environmental protection, mine safety, dealings with native groups, historic and cultural preservation and other matters. Compliance with such laws and regulations increases the costs of planning, designing, developing, constructing, operating and closing mines and other facilities. Such laws and regulations are also subject to constant change. Amendments to current laws and regulations governing operations and activities of mining companies or more stringent implementation or interpretation thereof could impact our operations and our business in a material adverse manner, cause a reduction in levels of production, an increase in the costs of production and delay or prevent the development of new mining properties. Failure to comply with applicable laws and regulations may result in civil or criminal fines or penalties or enforcement actions,

Risk factors

including orders issued by regulatory or judicial authorities enjoining or curtailing operations or requiring corrective measures, installation of additional equipment or remedial actions, any of which could result in our incurring significant expenditures. We may also be required to compensate persons suffering loss or damage by reason of a breach of such laws, regulations or permitting requirements.

We are exposed to legal risks.

We are subject to various existing and potential legal claims and complaints, including unexpected environmental remediation costs in excess of current reserves, arising out of the normal course of business. While we believe that unfavourable decisions in any pending procedures or the threat of procedures related to any future assessment, or any amount it might be required to pay, will not have a material adverse effect on our financial condition, there is a risk that if such decisions are determined adversely to us, they could have a material adverse effect on our profitability.

There is uncertainty related to unsettled First Nations rights and title in British Columbia, Ontario and Australia and this may adversely impact our operations and profit.

Native land claims in British Columbia remain the subject of active debate and litigation. The Kemess operation and associated mineral tenures lie within overlapping land claims of several First Nations, as is the case for much of British Columbia. Although we have an agreement with local First Nations regarding land use as it pertains to our current Kemess operations, there can be no assurance that the broader land claims will not create delays or impose additional costs.

We signed an Impact and Benefits Agreement with Matachewan First Nation on July 2, 2009 in relation to our Young-Davidson project in Northern Ontario. We are committed to consulting with other local First Nations to gain an understanding of how the Young-Davidson project (as proposed) may impact upon the exercise of their asserted aboriginal and treaty rights.

In Australia, exploration licenses are generally subject to Native land and title issues when they are located on Crown land. This requires us to reach agreement with the affected peoples before an exploration license is granted by the state of Victoria, New South Wales or Western Australia. The mining leases on which our two Australian operations, Fosterville and Stawell, are located currently have no Native title issues.

Increased competition could adversely affect our ability to attract necessary capital funding or acquire suitable producing properties or prospects for mineral exploration in the future.

The mining industry is intensely competitive. Many companies and individuals are engaged in the mining business, including large, established mining companies with substantial capabilities. There is a limited supply of desirable mineral lands available for claim staking, lease or other acquisition in the areas where we contemplate conducting exploration activities. We may be at a competitive disadvantage in acquiring mining properties as we must compete with these individuals and companies, many of which have greater financial resources and larger technical staffs than we have. Accordingly, there can be no assurance that we will be able to compete successfully for new mining properties. We may also encounter increasing competition from other mining companies in our efforts to hire experienced mining professionals. Competition for exploration resources at all levels is currently very intense, particularly affecting the availability of manpower, drill rigs and helicopters. Increased competition could adversely affect our ability to attract necessary capital funding or acquire suitable producing properties or prospects for mineral exploration in the future.

Risk factors

Changes in the market price of gold and copper, which in the past have fluctuated widely, will affect the profitability of our operations and financial condition.

Our revenues are derived primarily from gold and copper mining, and as such revenues are largely contingent on world market price of gold and copper. If the world market price of gold or copper were to drop and the prices realized by us on gold or copper sales were to decrease significantly and remain at such a level for any substantial period, our profitability and cash flow would be negatively affected. Gold and copper prices fluctuate widely and are affected by numerous factors beyond our control, including global and regional demand, political and economic conditions, central bank sales, producer hedging activities, expectations of inflation, interest rates, the relative exchange rate of the United States dollar with other major currencies, and production costs in major gold and copper producing regions. The aggregate effect of these factors is impossible to predict with accuracy. Gold and copper prices are also affected by worldwide production levels. In addition, the prices of gold and copper have on occasion been subject to very rapid, short-term changes because of speculative activities. Fluctuations in gold and copper prices may adversely affect our financial performance or results of operations. If our revenues from the sale of gold and copper fall below our cost of production due to a fall in the price of gold and/or copper and prices remain at such levels for any sustained period, we may experience losses and may curtail or suspend some or all of our exploration, development and mining activities. We have attempted to limit our exposure to a potential drop in copper prices by entering into forward sales contracts for 13,700 mt of copper at Cdn$3.31/pound, representing approximately 75% of the remaining production from our Kemess South mine as at June 30, 2010. There is no assurance however that this or any other hedging strategies by us will be successful or that fluctuations in the prices of gold or copper will not materially adversely affect our financial performance and results of operations. In the event we curtail or suspend some or all of our exploration activities, depleted reserves may not be replaced. In addition, the market value of our gold or copper inventory may be reduced and existing reserves may be reduced to the extent that ore cannot be mined and processed economically at the prevailing prices.

We may experience problems integrating new acquisitions into existing operations, which could have a material adverse effect on our business.

We acquired Perseverance in February 2008 and are actively evaluating opportunities to acquire additional mining assets and businesses. These acquisitions may be significant in size, may change the scale of our business and may expose us to new geographic, political, operating, financial and geological risks. Our success in our acquisition activities depends on our ability to identify suitable acquisition targets, acquire them on acceptable terms and integrate their operations successfully with ours. Any acquisitions would be accompanied by risks, such as the difficulty of assimilating the operations and personnel of any acquired companies; the potential disruption of our ongoing business; the inability of management to maximize our financial and strategic position through the successful incorporation of acquired assets and businesses; additional expenses associated with amortization of acquired intangible assets; the maintenance of uniform standards, controls, procedures and policies; the impairment of relationships with employees, customers and contractors as a result of any integration of new management personnel; and the potential unknown liabilities associated with acquired assets and businesses, including environmental liabilities. In addition, we may need additional capital to finance any such acquisitions. Debt financing related to an acquisition will expose us to the risk of leverage, while equity financing may cause existing shareholders to suffer dilution. There can be no assurance that we would be successful in overcoming these risks or any other problems encountered in connection with such acquisitions. Due to all of the foregoing, our pursuit of any future acquisition may have a materially adverse effect on our business, result of operations, financial condition, cash flows and liquidity.

Risk factors

The trading price for our common shares is volatile.

The price of our common shares may be volatile as a result of several factors, including the following, some of which are beyond our control:

➢	Fluctuations in the price of gold and copper and/or the Canadian dollar/U.S. dollar and Australian dollar/U.S. dollar exchange rates;

➢	Variations in reserve tonnes and grade estimates;

➢	Variations in our operating results;

➢	Operating results may differ from the expectations of securities analysts and investors;

➢	Changes in expectations as to our future financial performance, including estimates by securities analysts and investors;

➢	Changes in market valuations of other gold or copper companies;

➢	Announcements of significant acquisitions, strategic partnerships, joint ventures or capital commitments by us or our competitors;

➢	Additions or departures of key personnel; and

➢	Future issuances of our common shares.

In addition, trends in capital markets or general economic conditions can influence the price of our common shares irrespective of our operating performance.

Investors in the United States or in other jurisdictions outside of Canada may have difficulty bringing actions and enforcing judgments against us, our directors, our executive officers and some of the experts named in this prospectus supplement based on civil liability provisions of federal securities laws or other laws of the United States or any state thereof or the equivalent laws of other jurisdictions of residence.

We exist under the laws of the Province of British Columbia. Many of our directors and officers, and some of the experts named in this prospectus supplement, are residents of Canada or otherwise reside outside of the United States, and all or a substantial portion of their assets, and a substantial portion of our assets, are located outside of the United States. As a result, it may be difficult for investors in the United States or outside of Canada to bring an action against directors, officers or experts who are not resident in the United States or in the other jurisdiction of residence. It may also be difficult for an investor to enforce a judgment obtained in a United States court or a court of another jurisdiction of residence predicated upon the civil liability provisions of federal securities laws or other laws of the United States or any state thereof or the equivalent laws of other jurisdictions of residence against those persons or us. Please refer to additional information under the heading “Enforceability of civil liabilities” in the accompanying base shelf prospectus.

Current global financial conditions have been subject to increased volatility.

Current global financial conditions have been subject to increased volatility and numerous financial institutions have either gone into bankruptcy or have had to be rescued by governmental authorities. Access to public financing continues to be negatively impacted by the recent liquidity crisis in global credit markets. These factors may impact our ability to obtain equity or debt financing in the future and, if obtained, on terms favourable to us. If these increased levels of volatility and market turmoil continue, our operations could be adversely impacted and the trading price of our common shares could be adversely affected.

Risk factors

We could be classified as a “passive foreign investment company” (“PFIC”) for U.S. federal income tax purposes for the current taxable year or a future taxable year, which may result in adverse tax consequences for U.S. Holders.

Based on available financial information, current business plans and the nature of our business, we do not believe we were a PFIC for the taxable year ending December 31, 2009 or that we will be a PFIC in subsequent taxable years. However, there can be no assurance that the Internal Revenue Service will not successfully challenge this position or that we will not become a PFIC in a future taxable year, because PFIC status is determined on an annual basis and depends on the composition of our assets and income in each taxable year. Consequently, U.S. Holders should be aware that we may be a PFIC for a taxable year in which such holders beneficially own notes offered pursuant to this prospectus supplement or common shares received upon the conversion of such notes. Depending on the availability of certain elections, the PFIC rules can, among other things, accelerate the timing of the recognition of taxable income and recharacterize what would otherwise be capital gain as ordinary income. The effect of these rules on a U.S. Holder’s ownership of the notes or common shares received upon a conversion of the notes is discussed under “Certain Canadian and United States income tax considerations—Certain U.S. federal income tax considerations for U.S. Holders”.

Use of proceeds

We estimate that the net proceeds from the offering will be approximately $144.1 million after deducting the underwriters’ commission and our estimated fees and expenses. If the underwriters’ over-allotment option is exercised in full, the net proceeds will be approximately $163.5 million. We intend to use the net proceeds from the offering as follows:

➢	Young-Davidson Construction

Mining (shaft deepening and ramp)	$33.3 million
Processing (plant & equipment)	$83.1 million
Indirects (owners costs and Engineering, Procurement and Construction Management)	$27.7 million

Total	$144.1 million

If the over-allotment option is exercised in full, the additional proceeds will be allocated on a pro rata basis to the three categories set out above. The actual amount that we spend in connection with each of the intended uses of proceeds may vary significantly from the amounts specified above, and will depend on a number of factors, including those listed under “Risk factors” in or incorporated by reference in this prospectus supplement and the accompanying base shelf prospectus.

We intend to use the funds as stated in this prospectus supplement. However, there may be circumstances where, on the basis of results obtained or for other sound business reasons, a re-allocation of funds may be necessary or prudent. Accordingly, our management will have broad discretion in the application of the proceeds of this offering.

Dividend policy

We do not currently pay a dividend. The decision to continue this policy will be made by our Board of Directors from time to time based upon, among other things, cash flow, the results of operations, our financial condition and that of our subsidiaries, the need for funds to finance ongoing operations, compliance with credit agreements and other instruments, and such other considerations as our Board of Directors considers relevant. We do not currently intend to pay dividends or to make any other distributions, which may limit the way in which investors may realize any returns on their investment.

Consolidated capitalization

The following table sets forth our consolidated capitalization as of June 30, 2010 on an actual basis and as adjusted to give effect to this offering as though it had occurred on such date. The table should be read in conjunction with our unaudited interim consolidated financial statements for the three and six months ended June 30, 2010, including the notes thereto, and management’s discussion and analysis of results of operations and financial conditions for such period, each of which is incorporated by reference in this prospectus supplement. This table assumes no conversion of the notes into common shares.

Since June 30, 2010, the date of the financial statements for our most recently completed financial quarter, there have been no material changes in our capitalization.

	As at June 30, 2010
		As adjusted
	Actual	(this offering)(1)

	(expressed in thousands of dollars except for common shares and notes outstanding)

Cash and cash equivalents	204,173	348,298
Debt:(2)
Current Portion of Long-Term Debt	—	—
Capital Lease Obligations	11,097	11,097
Senior Convertible Notes offered hereby (liability component)	—	114,600
Total Debt	11,097	125,697
Shareholders’ Equity
Common shares	403,493	403,493
Contributed surplus	7,947	7,947
Accumulated other comprehensive loss	(20,599)	(20,599)
Senior Convertible Notes offered hereby (equity component)	—	29,525
Retained earnings	147,455	147,455
Total Shareholders’ Equity	538,296	567,821
Total Debt and Shareholders’ Equity	753,566	897,691
Number of Common Shares Outstanding(3)	290,912,650	290,912,650
Number of Senior Convertible Notes Outstanding	—	150,000

(1)	Assuming no exercise of the underwriters’ over-allotment option. If the over-allotment option is exercised in full, the “as adjusted” amount for (i) cash and cash equivalents would be $367.6 million; (ii) total debt would be $141.1 million; (iii) total shareholders equity would be $572.0 million; and (iv) total debt and shareholder’s equity would be $917.0 million; and the face value of notes outstanding would be $170 million.

(2)	Excludes short term loan (“Short Term Loan”) from Lehman collaterized by ARS held by us in the amount of $40.8 million and including the current portion of capital lease obligations of $6.7 million, respectively, as at June 30, 2010.

(3)	Not including the effects of dilution relating to our outstanding options.

Selected consolidated financial data and production statistics

The selected consolidated financial data set forth below should be read in conjunction with our audited annual comparative consolidated financial statements and related notes thereto, interim comparative consolidated financial statements and related notes thereto, management’s discussion and analysis of financial condition and results of operations and other information contained in and incorporated by reference in the accompanying base shelf prospectus, as supplemented by this prospectus supplement. Our comparative consolidated financial statements have been prepared in accordance with Canadian GAAP, which differs in certain respects from U.S. GAAP. See “Currency and financial statement presentation”.

The selected consolidated financial data in the table below is presented in accordance with Canadian GAAP and is expressed in thousands of U.S. dollars except share and per share amounts. Historical results do not necessarily indicate results for any future period.

	Year ended December 31,			Six months ended June 30,
	2007(1)	2008(2)	2009	2009	2010

Earnings Data
Revenue	337,546	460,988	484,976	254,115	248,015
Net income (loss)	39,425	10,720	(49,506)	26,812	9,197
Cash Flows Data
Cash flow from operating activities	125,285	64,988	187,161	95,199	27,227
Cash flow from (used in) financing activities	43,415	(7,184)	82,491	(3,647)	(4,114)
Cash flow used in investing activities	(164,854)	(259,730)	(82,216)	(36,334)	(71,762)
Capital expenditures	13,825	58,390	81,996	36,508	63,937
Share Data
Weighted average common shares outstanding (millions)—basic	254,166,789	255,269,183	264,603,527	255,806,475	290,789,562
Weighted average common shares outstanding (millions)—fully diluted	255,257,756	255,453,093	264,603,527	256,012,372	292,096,622
Net income (loss) per share—basic	0.16	0.04	(0.19)	0.10	0.03
Net income (loss) per share—fully diluted	0.15	0.04	(0.19)	0.10	0.03
Balance Sheet Data (as at period end):
Cash and cash equivalents	266,045	62,419	253,544	120,759	204,173
Current assets	319,574	136,360	334,211	203,309	284,328
Total assets	634,589	591,629	741,679	657,215	691,582
Current liabilities	83,835	114,413	160,405	119,701	126,445
Long-term debt	282	6,211	4,656	4,848	4,446
Net shareholders’ equity	486,776	415,438	543,634	485,157	538,296
Working capital	235,739	21,947	173,806	83,608	157,883
Production Statistics
Gold production (oz.)	245,631	354,800	362,398	200,854	141,637
Copper production (000’s of lbs.)(3)	68,129	51,906	52,496	28,812	19,172
Cash cost of production (net of copper by-product)	(22)	447	477	428	673

(1)	2007 data does not include the results of our Australian operations.

(2)	2008 financial data and cash cost include the results of our Australian operations from February 19, 2008 to December 31, 2008. Gold production figures are for the full year period ending December 31, 2008.

(3)	Copper production is from the Kemess South mine.

Earnings coverage

The earnings coverage set out below has been prepared and included in this prospectus supplement in accordance with Canadian disclosure requirements and is prepared in accordance with Canadian GAAP. Our earnings coverage for the 12 months ended June 30, 2010 and for the 12 months ended December 31, 2009 was less than one to one. The amount of additional earnings required to attain pro-forma earnings coverage ratios of one to one in each of these periods is $78.9 million and $53.3 million, respectively.

Our interest requirements, after giving pro forma effect to transactions involving the issuances of long-term debt and changes in indebtedness not reflected in the unaudited financial information for the 12 months ended June 30, 2010 and in our audited annual financial statements for the 12 months ended December 31, 2009 (including the notes offered under this prospectus supplement) and all servicing costs that have been, or are expected to be, incurred in connection therewith, but without recognizing any effect on earnings related to such transactions and without giving effect to changes in income taxes or the offsetting changes to net income, which result from the change in interest expense, for the 12 months ended June 30, 2010 and the 12 months ended December 31, 2009 would have been $12.7 million and $12.6 million, respectively, and our net loss (before deducting interest expense and income taxes) for such periods would have been $(66.1) million and $(40.6) million, respectively, which is (5.2) and (3.2) times our pro forma interest requirements for such periods, respectively.

The following table sets out the earnings coverage ratios discussed above.

		For the 12 months		For the 12 months
		ended June 30, 2010,		ended December 31,
		after giving effect to		2009, after giving
		new debt and		effect to new debt and
	For the 12 months	changes in indebted-	For the 12 months	changes in indebted-
	ended June 30,	ness since that	ended December 31,	ness since that
	2010	date(1)	2009	date(1)

	historical	(pro forma)	historical	(pro forma)
	(expressed in thousands of US$)

Interest Expense($)(2)	2,258	12,732	2,175	12,649
Capitalized Interest($)	—	—	—	—

Denominator for Earnings Coverage Ratio($)	2,258	12,732	2,175	12,649

Net Loss($)(3)	(67,121)	(77,595)	(49,506)	(59,980)

Income Taxes($)	(1,255)	(1,255)	6,719	6,719
Interest Expense($)	2,258	12,732	2,175	12,649

Numerator for Earnings Coverage Ratio($)(3)	(66,118)	(66,118)	(40,612)	(40,612)

Earnings Coverage Ratio(3)	(29.3)	(5.2)	(18.7)	(3.2)

(1)	Pro forma numbers give effect to transactions involving the issuances of long-term debt and changes in indebtedness not reflected in our audited annual financial statements for the 12 months ended December 31, 2009 and in our unaudited financial information for the 12 months ended

(footnotes continued on following page)

Earnings coverage

June 30, 2010, including this offering and all servicing costs that have been, or are expected to be, incurred in connection therewith, but do not give effect to related income from such transactions. The pro forma numbers do not give effect to changes in income taxes or offsetting changes to net income, which result from the change in interest expense, as there would be no impact on the earnings coverage ratio. For purposes of calculating the earnings coverage ratios the notes have been separated into the liability and equity portions, with the fair value of the debt portion estimated at $114.6 million and the equity portion estimated at $29.5 million after deducting costs associated with the offering. The analysis of the fair value of any derivatives and the accounting for the notes will be finalized after the closing of the offering. If the notes had been accounted for in their entirety as debt for the purpose of calculating the earnings coverage ratios, there would be no accretion charges and the pro-forma ratios for the 12 months ended June 30, 2010 and 12 months ended December 31, 2009 would have been (7.5) times and (4.7) times, respectively.

(2)	The interest charges on the Short-Term Loan, which has been classified as a current liability, have been included in the calculation of the earnings coverage ratio.

(3)	The net loss for the 12 months ended June 30, 2010 and 12 months ended December 31, 2009 includes an $83.5 million impairment recorded against the carrying value of the long-lived assets at Fosterville. Excluding the non-cash impact of this impairment, the earnings coverage ratios for the 12 months ended June 30, 2010 and 12 months ended December 31, 2009, on a pro-forma basis, would have been 1.4 and 3.4 times, respectively.

Description of share capital

We have authorized capital of 100,000,000,000,000 shares of each of the following classes: common shares and Class A and Class B preference shares, all without par value. As at September 29, 2010, 291,039,376 common shares and no Class A or Class B preference shares were issued and outstanding. A noteholder will not have any rights as a shareholder until it converts its notes into our common shares.

COMMON SHARES

Holders of common shares are entitled to receive on a pro rata basis dividends if, as and when declared by our Board of Directors, subject to the prior rights of the holders of any shares ranking senior to the common shares in the payment of dividends. In the event we dissolve, liquidate or wind-up, the holders of the common shares, subject to the prior rights of the holders of any shares ranking senior to the common shares with respect to priority in the distribution of our property and assets upon our dissolution, liquidation or winding-up, will be entitled to receive on a pro rata basis our remaining property and assets. Holders of common shares are entitled to receive notice of, attend and vote at any meeting of our shareholders, except meetings where only the holders of another class or series of shares are entitled to vote separately as a class or series. The common shares carry one vote per share.

CLASS A PREFERRED SHARES AND CLASS B PREFERRED SHARES

Our Class A preferred shares and Class B preferred shares are issuable in series. Each series may consist of such number of shares and have such designation, rights, privileges restrictions and conditions attached thereto as may be determined by the Board of Directors, subject to the provisions attached to the Class A preferred shares as a class or the Class B preferred shares as a class. The Class A preferred shares rank ahead of the Class B preferred shares and the common shares and the Class B preferred shares rank ahead of the common shares with respect to the distribution of our assets upon liquidation, dissolution or winding-up.

SHAREHOLDERS’ RIGHTS PLAN

On March 8, 2010, the Board of Directors adopted the Northgate Shareholders’ Rights Plan (the “Plan”) to replace the shareholders’ rights plan that it initially adopted on March 11, 2004 (the “Original Rights Plan”), which was confirmed by shareholders at our annual general and special meetings held on May 14, 2004 and May 4, 2007, respectively. The Original Rights Plan expired on March 11, 2010. The successor Plan became effective on March 8, 2010 and was confirmed by a majority of our shareholders at the annual and special meeting of our shareholders held on May 11, 2010. The Plan is designed to ensure the fair treatment of our shareholders in the event of a take-over bid for the common shares and to provide the Board of Directors and our shareholders with more time to evaluate any unsolicited takeover bid and, if appropriate, to seek out other alternatives to maximize shareholder value. Under the terms of the Plan, one right is issued and attached to each common share.

The Plan is similar to shareholders’ rights plans adopted by a number of other Canadian companies. The Plan is not intended to block take-over bids. The Plan includes “Permitted Bid” provisions which do not invoke the dilutive effects of the Plan if a take-over bid is made by way of a take-over bid circular that remains open for a minimum of 60 days and is accepted by not less than 50 per cent of the common shares held by independent shareholders. The Plan will be invoked by an acquisition bid, other than pursuant to a Permitted Bid, of 20% or more of the outstanding common shares or the commencement of a take-over bid that is not a Permitted Bid.

Description of notes

The following description of the particular terms of the notes supplements the general description of the notes set forth in the accompanying prospectus under the heading “Description of Debt Securities.” It is important for you to consider the information contained in the accompanying prospectus and this prospectus supplement before making your decision to invest in the notes. If any specific information regarding the notes in this prospectus supplement is inconsistent with the more general description of the notes described in the prospectus, you should rely on the information contained in this prospectus supplement.

The following summary of the material terms of the notes and the indenture by and between Northgate, as issuer, and The Bank of New York Mellon and BNY Trust Company of Canada, as trustees (which we refer to as the “trustee”), including the supplement to that indenture concerning the notes (we refer to the indenture so supplemented as the “indenture”). This summary does not purport to be complete and is subject, and qualified in its entirety by reference, to the detailed provisions of the notes and the indenture. We will provide copies of the indenture and the notes to you upon request, and they are also available for inspection at the office of the trustee. Those documents, and not this description, define your legal rights as a holder of the notes.

GENERAL

The notes bear interest at a rate of 3.50% per annum payable semi-annually in arrears on April 1 and October 1 of each year, beginning on April 1, 2011, to holders of record at the close of business on the preceding March 15 and September 15, respectively, except as described below.

The notes we are offering:

➢	will be issued in denominations of integral multiples of $1,000 principal amount;

➢	are our unsecured indebtedness and are equal in right of payment to our other senior unsecured indebtedness as described under “—Ranking”;

➢	are not redeemable at our option prior to their maturity date except for changes in Canadian tax law as described under “—Redemption of notes for changes in Canadian tax law”;

➢	are convertible under certain circumstances and during specified time periods into our common shares, or, at our election, cash, or a combination of cash and our common shares, as described below under “—Conversion rights,” at an initial conversion rate of 244.9780 common shares per $1,000 principal amount of notes (which represents an initial conversion price of approximately $4.08 per common share); and

➢	are subject to a requirement that we offer to purchase all of the outstanding notes upon a fundamental change, as described under “—Offer to purchase upon a fundamental change,” at a repurchase price in cash equal to 100% of the principal amount of the notes to be repurchased, plus accrued and unpaid interest to, but excluding, the fundamental change repurchase date.

The notes mature on October 1, 2016. All cash payments on the notes will be made in U.S. dollars.

We will issue the notes in denominations of integral multiples of $1,000 principal amount, without coupons. We will initially issue the notes as global securities in book-entry form. We will make payments in respect of notes represented by global securities by wire transfer of immediately available funds to DTC or its nominee as registered owner of the global securities. We will make payments in respect of notes that are issued in certificated form by wire transfer of immediately available funds to the accounts specified by each holder of more than $5.0 million aggregate principal amount of the notes. However, if a holder of a certificated note does not specify an account, or holds $5.0 million or

Description of notes

less in aggregate principal amount of the notes, then we will mail a check to that holder’s registered address.

You may convert notes at the office of the conversion agent, present notes for registration of transfer at the office of the registrar for the notes and present notes for payment at maturity at the office of the paying agent. We have appointed the trustee as the initial conversion agent, registrar, bid solicitation agent and paying agent for the notes.

We will not provide a sinking fund for the notes. The indenture does not contain any financial covenants and will not limit our ability to incur additional indebtedness, including senior or secured indebtedness, pay dividends or repurchase our securities. In addition, the indenture does not provide any protection to holders of notes in the event of a highly leveraged transaction or a change in control, except as, and only to the limited extent, described under “—Adjustment to the conversion rate upon the occurrence of a make-whole fundamental change,” “—Offer to purchase upon a fundamental change” and “—Consolidation, merger and sale of assets.”

If any payment date with respect to the notes falls on a day that is not a business day, we will make the payment on the next business day. The payment made on the next business day will be treated as though it had been made on the original payment date, and no interest will accrue on the payment for the additional period of time. The term “business day” means, with respect to any note, any day other than a Saturday, a Sunday or a day on which banks in either New York City or Toronto are closed.

We may, without the consent of the holders, issue additional notes under the indenture with the same terms and with the same CUSIP numbers as the notes offered hereby in an unlimited aggregate principal amount; provided that such additional notes must be part of the same issue as the notes offered hereby for Canadian and U.S. federal income tax purposes.

RANKING

The notes will be our unsecured senior obligations and will rank equally with all our other unsecured senior indebtedness. However, the notes will be effectively subordinated to any of our existing and future secured indebtedness to the extent of the assets securing such indebtedness. The notes will also be structurally subordinated to all liabilities, including trade payables and lease obligations, of our subsidiaries. Any right by us to receive the assets of any of our subsidiaries upon a liquidation or reorganization of that subsidiary, and the consequent right of the holders of the notes to participate in those assets, will be effectively subordinated to the claims of that subsidiary’s creditors, except to the extent that we are recognized as a creditor of such subsidiary, in which case our claims would still be subordinated to any security interests in the assets of such subsidiary and any indebtedness of such subsidiary that is senior to that held by us.

As of June 30, 2010, we had $51.9 million in secured indebtedness outstanding, which amount is comprised of our short-term loan obligation of $40.8 million, short-term equipment lease obligations of $6.7 million and long-term equipment lease obligations of $4.4 million.

Our subsidiaries are separate and distinct legal entities and have no obligation, contingent or otherwise, to pay any amounts due on the notes or to make any funds available for payment on the notes, whether by dividends, loans or other payments. In addition, the payment of dividends and the making of loans and advances to us by our subsidiaries may be subject to statutory, contractual or other restrictions, may depend on their earnings or financial condition and are subject to various business considerations. As a result, we may be unable to gain access to the cash flow or assets of our subsidiaries.

The indenture does not limit the amount of additional indebtedness, including senior or secured indebtedness, which we can create, incur, assume or guarantee, nor does the indenture limit the amount of indebtedness or other liabilities that our subsidiaries can create, incur, assume or guarantee.

Description of notes

INTEREST PAYMENTS

We will pay interest on the notes at a rate of 3.50% per annum payable semi-annually in arrears on April 1 and October 1 of each year, beginning on April 1, 2011. Except as described below, we will pay interest that is due on an interest payment date to holders of record at the close of business on the preceding March 15 and September 15, respectively. Interest will accrue on the notes from, and including, October 5, 2010 or from, and including, the last date in respect of which interest has been paid or provided for, as the case may be, to, but excluding, the next interest payment date or maturity date, as the case may be. We will pay interest on the notes on the basis of a 360-day year consisting of twelve 30-day months.

If notes are converted after the close of business on a record date but prior to the open of business on the next interest payment date, holders of such notes at the close of business on the record date will, on the corresponding interest payment date, receive the full amount of the interest payable on such notes on that interest payment date notwithstanding the conversion. However, a holder who surrenders a note for conversion after the close of business on a record date but prior to the open of business on the next interest payment date must pay to the conversion agent, upon surrender, an amount equal to the full amount of interest payable on the corresponding interest payment date on the note so converted; provided that no such interest payment need be made to us:

➢	if the note is surrendered for conversion after the close of business on the record date immediately preceding the maturity date;

➢	if we have specified a redemption date or repurchase date following a fundamental change that is after a record date but on or prior to the next interest payment date, and the note is surrendered for conversion after the close of business on such record date and on or before the open of business on such interest payment date;

➢	if a delisting event, as defined under “— Events of default” below, has occurred and is continuing; or

➢	to the extent of any overdue interest, if any overdue interest exists at the time of conversion with respect to such note.

For purposes only of disclosure under the Interest Act (Canada), the yearly rate of interest to which interest calculated under the notes for any period in any calendar year (the “calculation period”) is equivalent, is the rate of interest payable under the note in respect of the calculation period multiplied by a fraction the numerator of which is the actual number of days in such calendar year and the denominator of which is the actual number of days in the calculation period.

ADDITIONAL AMOUNTS

We will make payments on account of the notes, including by way of delivering our shares or cash on conversion (if applicable), without withholding or deducting on account of any present or future duty, levy, impost, assessment or other governmental charge (including, without limitation, penalties, interest and other liabilities related thereto) imposed or levied by or on behalf of the Government of Canada or of any province or territory thereof or by any authority or agency therein or thereof having the power to tax (“Canadian taxes”), unless we are required by law or the interpretation or administration thereof, to withhold or deduct Canadian taxes. If we are required to withhold or deduct any amount on account of Canadian taxes, we will make such withholding or deduction and pay as additional interest the additional amounts (“additional amounts”) necessary so that the net amount received by each holder of notes after the withholding or deduction (including with respect to additional amounts) will not be less than the amount the holder would have received if the Canadian taxes had not been withheld or deducted. We will make a similar payment of additional amounts to holders of notes (other than excluded holders) that are exempt from withholding but are required to pay tax directly on amounts otherwise subject to withholding. However, no additional amounts will be payable with

Description of notes

respect to a payment made to a holder or former holder of notes (an “excluded holder”) in respect of the beneficial owner thereof:

➢	with which we do not deal at arm’s length (within the meaning of the Income Tax Act (Canada)) at the time of making such payment;

➢	that is subject to such Canadian taxes by reason of its failure to comply with any certification, identification, information, documentation or other reporting requirement if compliance is required by law, regulation, administrative practice or an applicable treaty as a precondition to exemption from, or a reduction in the rate of deduction or withholding of, such Canadian taxes (provided that in the case of any imposition or change in any such certification, identification, information, documentation or other reporting requirements which applies generally to holders of notes who are not residents of Canada, at least 60 days prior to the effective date of any such imposition or change, we shall give written notice, in the manner provided in the indenture, to the trustee and the holders of the notes then outstanding of such imposition or change, as the case may be, and provide the trustee and such holders with such forms or documentation, if any, as may be required to comply with such certification, identification, information, documentation, or other reporting requirements); or

➢	that is subject to such Canadian taxes by reason of its carrying on business in or otherwise being connected with Canada or any province or territory thereof otherwise than by the mere owning or holding of such notes or the receipt of any payment under or in respect thereof, or the exercise of any enforcement rights thereunder; and no additional amounts will be payable with respect to any estate, inheritance, gift, sales, excise, transfer, personal property or similar tax, assessment or governmental charge (the “excluded taxes”).

We will remit the amount we withhold or deduct to the relevant authority. Additional amounts will be paid in cash semi-annually, at maturity, on any redemption date, on a conversion date or on any purchase date. With respect to references in this prospectus supplement to the payment of principal or interest on any note, such reference shall be deemed to include the payment of additional amounts to the extent that, in such context, additional amounts are, were or would be payable.

We will furnish to the trustee, within 30 days after the date the payment of any Canadian taxes is due pursuant to applicable law, certified copies of tax receipts evidencing that such payment has been made. We will indemnify and hold harmless each holder of notes (other than an excluded holder) and upon written request reimburse each such holder for the amount of (i) any Canadian taxes so levied or imposed and paid by such holder as a result of payments made under or with respect to the notes, (ii) any liability (including penalties, interest and expenses) arising therefrom or with respect thereto, and (iii) any Canadian taxes levied or imposed and paid by such holder with respect to any reimbursement under (i) and (ii) above, but in all such cases excluding any excluded taxes.

The obligation to pay additional amounts or any amounts under the indemnity provision above shall survive any discharge of certain payment obligations in respect of the notes or repayment of the notes.

CONVERSION RIGHTS

If the conditions for conversion of the notes described under “—Conditions for conversion” and “—Conversion procedures” are satisfied, holders of notes may, subject to prior maturity or repurchase, convert their notes in integral multiples of $1,000 principal amount at an initial conversion rate of 244.9780 common shares per $1,000 principal amount of notes (which represents an initial conversion price of approximately $4.08 per common share). The conversion rate, and thus the conversion price, will be subject to adjustment as described below. Except as described below, we will not make any payment or other adjustment on conversion with respect to any accrued interest on the notes, and we will not adjust the conversion rate to account for accrued and unpaid interest. Instead, accrued interest will be deemed to be paid by the consideration received by the holder upon conversion. As a result,

Description of notes

accrued interest is deemed to be paid in full rather than cancelled, extinguished or forfeited. Upon conversion of the notes into a combination of cash and our common shares, accrued and unpaid interest will be deemed to be paid first out of the cash paid upon such conversion.

We will not issue fractional shares upon conversion of notes. Instead, we will pay cash in lieu of fractional shares based on the closing sale price of our common shares on the conversion date (if we deliver solely our common shares to satisfy our conversion obligation, other than solely cash in lieu of fractional shares, or if we have irrevocably elected full physical settlement) or the closing sale price of our common shares on the last trading day of the relevant cash settlement averaging period (as defined below) (if we pay cash to satisfy a portion, but less than all, of our conversion obligation, other than solely cash in lieu of any fractional share.

In certain circumstances, a holder must, upon conversion, pay interest if the conversion occurs after the close of business on a record date and prior to the open of business on the next interest payment date. See “—Interest payments” above. A note for which a holder has delivered a fundamental change repurchase notice, as described below, may be surrendered for conversion only if the holder withdraws the notice in accordance with the indenture, unless we default in the payment of the fundamental change repurchase price.

“Closing sale price” on any date means the per share price of our common shares on such date, determined (i) on the basis of the closing per share sale price (or if no closing per share sale price is reported, the average of the bid and ask prices or, if more than one in either case, the average of the average bid and the average ask prices) on such date on the primary. national or regional securities exchange on which our common shares are listed; or (ii) if our common shares are not listed on a national or regional securities exchange, as reported by Pink OTC Markets Inc. or a similar organization; provided, however, that in the absence of any such report or quotation, the closing sale price shall be the price determined by a nationally recognized independent investment banking firm retained by us for such purpose as most accurately reflecting the per share price that a fully informed buyer, acting on his own accord, would pay to a fully informed seller, acting on his own accord in an arms-length transaction, for our common shares.

CONDITIONS FOR CONVERSION

The notes will be convertible only during certain periods or in certain circumstances, which we describe below. If the notes become convertible, we will provide written notice to each registered holder, at its address appearing in the security register, and we will publicly announce, through a reputable national newswire service, that the notes have become convertible, stating, among other things:

➢	the event causing the notes to become convertible;

➢	the time during which the notes will be convertible as a result of that event;

➢	if that event is a transaction described under “—Conversion upon the occurrence of certain corporate transactions,” the anticipated effective date of the transaction; and

➢	the procedures holders must follow to convert their notes, including the name and address of the conversion agent.

We will mail the notice, and make the public announcement, as soon as practicable, but in no event later than the open of business on the business day following the date the notes become convertible as a result of the event.

Description of notes

Holders may surrender their notes for conversion only in the following circumstances:

Conversion based on price of common shares

Prior to July 1, 2016, holders may surrender their notes for conversion during any calendar quarter after the calendar quarter ending December 31, 2010 (and only during such calendar quarter), if the “closing sale price” of our common shares for each of 20 or more trading days in a period of 30 consecutive trading days ending on the last trading day of the immediately preceding calendar quarter exceeds 130% of the conversion price of the notes (the “conversion trigger price”) in effect on the last trading day of the immediately preceding calendar quarter.

Our board of directors will make appropriate adjustments to the closing sale price, in its good faith determination, to account for any adjustment to the conversion rate that becomes effective, or any event requiring an adjustment to the conversion rate where the “ex-date” of the event occurs, during the 30 consecutive trading day period described above.

Conversion upon satisfaction of the trading price condition

Prior to July 1, 2016, holders may surrender their notes for conversion during the five consecutive business days immediately after any ten consecutive trading day period (we refer to this ten consecutive trading day period as the “note measurement period”) in which the trading price per $1,000 principal amount of the notes, as determined following a request by a holder of notes in accordance with the procedures described below, for each trading day in that note measurement period was equal to or less than 97% of the conversion value of the notes on such trading day. We refer to this condition as the “trading price condition.”

Solely for purposes of the trading price condition, the “conversion value” per $1,000 principal amount of notes on each trading day in the note measurement period is the product of the closing sale price per share of common shares and the conversion rate of the notes in effect on that trading day.

Except as described below, the “trading price” of the notes on any day means the average of the secondary market bid quotations obtained by the bid solicitation agent for $5.0 million principal amount of notes at approximately 3:30 p.m., New York City time, on such day from three independent nationally recognized securities dealers we select. However, if the bid solicitation agent can reasonably obtain only two such bids, then the average of the two bids will instead be used, and if the bid solicitation agent can reasonably obtain only one such bid, then that one bid will be used. Even still, if on a given day:

➢	the bid solicitation agent cannot reasonably obtain at least one bid for $5.0 million principal amount of the notes from an independent nationally recognized securities dealer; or

➢	in the reasonable, good faith judgment of our board of directors, the bid quotation or quotations that the bid solicitation agent has obtained are not indicative of the secondary market value of the notes;

then the trading price per $1,000 principal amount of the notes will be deemed to be equal to 97% of the product of the closing sale price of our common shares on that day and the conversion rate in effect on that day. If we do not so instruct the bid solicitation agent to obtain bids when required, the trading price per $1,000 principal amount of the notes will be deemed to be equal to 97% of the conversion value of the notes on each day we fail to do so.

The bid solicitation agent will have no obligation to determine the trading price of the notes unless we have requested it to do so, and we will have no obligation to make such request unless a holder of at least $1.0 million aggregate principal amount of notes provides us with reasonable evidence that the trading price per $1,000 principal amount of the notes would be equal to or less than 97% of the conversion value of the notes. At such time, we will instruct the bid solicitation agent to determine the

Description of notes

trading price of the notes for each of the next ten trading days and on each succeeding trading day until we notify the bid solicitation agent that the trading price condition is no longer satisfied.

Conversion upon the occurrence of certain corporate transactions

If, prior to July 1, 2016:

➢	a “fundamental change,” as described under “—Offer to purchase upon a fundamental change,” or a “make-whole fundamental change,” as described under “—Adjustment to the conversion rate upon the occurrence of a make-whole fundamental change” occurs; or

➢	we are party to a consolidation, merger or binding share exchange pursuant to which all of our common shares would be converted into or exchanged for, or would constitute solely the right to receive, cash, securities or other property, then a holder may surrender its notes for conversion at any time during the period that begins on, and includes, the 35th business day before the date we originally announce as the anticipated effective date of the transaction and ends on, and includes, the 35th business day after the actual effective date of the transaction. In addition, if the transaction is a “make-whole fundamental change,” then the notes may also be surrendered for conversion at any time during the “make-whole conversion period” described under “—Adjustment to the conversion rate upon the occurrence of a make-whole fundamental change,” and if the transaction is a “fundamental change,” then the notes may also be surrendered for repurchase at any time until, and including, the fundamental change repurchase date for that fundamental change. Holders that convert their notes in connection with a “make-whole fundamental change” may in some circumstances also be entitled to an increased conversion rate. See “—Adjustment to the conversion rate upon the occurrence of a make-whole fundamental change.” We will notify holders and the trustee (i) as promptly as practicable following the date we publicly announce such transaction but in no event less than 35 business days prior to the anticipated effective date of such transaction or (ii) if we do not have knowledge of such transaction at least 35 business days prior to the anticipated effective date of such transaction, within one business day of the date upon which we receive notice, or otherwise become aware, of such transaction, but in no event later than the actual effective date of such transaction.

In addition, if we elect to:

➢	distribute to all or substantially all holders of our common shares any rights, options or warrants entitling them, for a period of not more than 45 days after the record date of such distribution, to purchase or subscribe for our common shares at a price per share less than the average of the closing sale prices of our common shares over the 10 consecutive trading-day period ending on the trading day immediately preceding the ex-date for such distribution; or

➢	distribute to all or substantially all holders of our common shares our assets, debt securities or rights to purchase our securities, which distribution has a per share value, as reasonably determined by our board of directors, exceeding 10% of the closing sale price of our common shares on the trading day preceding the date of announcement for such distribution, then we must mail to registered holders written notice of the action or event at least 35 business days before the ex-date for such distribution. Once we have given such notice, holders may surrender their notes for conversion at any time until the earlier of 5:00 p.m., New York City time, on the business day immediately preceding the ex-date and our announcement that such distribution will not take place, even if the notes are not otherwise convertible at such time.

Conversion upon notice of redemption

If we call the notes for redemption as described under “—Redemption of notes for changes in Canadian tax law,” a holder of notes may convert the notes until the close of business on the business day

Description of notes

immediately preceding the redemption date, after which time the holder’s right to convert will expire unless we default in the payment of the redemption price.

Conversion upon delisting

Prior to July 1, 2016, holders may surrender their notes for conversion if a delisting event (as defined under “—Events of default” below) occurs and is continuing.

Conversion prior to the maturity date

The notes may be surrendered for conversion at any time from, and including, July 1, 2016 to, and including, the business day immediately preceding October 1, 2016.

CONVERSION PROCEDURES

To convert its note into our common shares, cash or a combination of cash and our common shares, as the case may be, a holder must:

➢	complete and manually sign the conversion notice on the back of the note or facsimile of the conversion notice and deliver this notice to the conversion agent;

➢	surrender the note to the conversion agent;

➢	if required, furnish appropriate endorsements and transfer documents;

➢	if required, pay all transfer or similar taxes; and

➢	if required, pay funds equal to interest payable on the next interest payment date.

The date a holder complies with these requirements is the “conversion date” under the indenture. If a holder holds a beneficial interest in a global note, to convert such note, a holder must comply with the last two requirements listed above and comply with DTC’s procedures for converting a beneficial interest in a global note. A holder receiving our common shares upon conversion will not be entitled to any rights as a holder of our common shares, including, among other things, the right to vote and receive dividends and notices of shareholder meetings, until the close of business on the conversion date (if we deliver solely our common shares in respect of our conversion obligation, other than solely cash in lieu of fractional shares, or if we have irrevocably elected full physical settlement) or the close of business on the last trading day of the applicable cash settlement averaging period (if we deliver cash in respect of a portion (but not all) of our conversion obligation, other than solely cash in lieu of any fractional share).

SETTLEMENT ELECTIONS

Upon conversion of the notes, we will deliver to holders our common shares (together with cash in lieu of any fractional share), or, at our election, cash or a combination of cash and our common shares (together with cash in lieu of any fractional share) in satisfaction of our conversion obligation.

We will inform the holders through the trustee of the method we choose to satisfy our obligation upon conversion (and the specified cash amount (as defined below), if applicable), as follows:

➢	in respect of notes to be converted during the period beginning on, and including, the 32nd business day immediately preceding the maturity date for the notes and ending on, and including, the business day immediately preceding such maturity date, no later than the 33rd business day immediately preceding the maturity date; and

➢	in all other cases, no later than two business days following the applicable conversion date.

Upon surrender of your notes for conversion, we will, subject to limitations imposed by the listing standards of the NYSE Amex described under “—Settlement upon conversion” below, deliver our

Description of notes

common shares or, at our election, cash or a combination of cash and our common shares as described below under “—Settlement upon conversion.”

IRREVOCABLE ELECTION OF FULL PHYSICAL SETTLEMENT

At any time on or prior to the 33rd business day immediately preceding the maturity date, we may irrevocably elect to satisfy our conversion obligation with respect to the notes to be converted after the date of such election by delivering solely our common shares (other than solely cash in lieu of any fractional share). We refer to this election as a “full physical settlement election,” which will be in our sole discretion without the consent of the holders of notes.

Upon making such election, we will promptly (i) issue a press release and use our reasonable best efforts to post such information on our website or otherwise publicly disclose this information and (ii) provide written notice to the holders of the notes in a manner contemplated by the indenture, including through the facilities of the DTC.

CASH SETTLEMENT NOTICES

If we choose to satisfy a portion (but not all) of our conversion obligation in cash, other than solely cash in lieu of any fractional share, we will notify holders as described above of the amount to be satisfied in cash as a fixed dollar amount per $1,000 principal amount of notes (the “specified cash amount”). If we choose to satisfy a portion (but not all) of our conversion obligation in cash (other than solely cash in lieu of any fractional share), and we fail to timely notify converting holders of the specified cash amount, the specified cash amount will be deemed to be $1,000.

We will treat all converting holders with the same conversion date in the same manner. Except for any conversions that occur on or after the 32nd business day immediately preceding the maturity date, we will not, however, have any obligation to settle conversions occurring on different conversion dates in the same manner. That is, we may choose with respect to one conversion date to settle by delivering solely our common shares and choose with respect to another conversion date to settle by paying cash or paying or delivering, as the case may be, a combination of cash and our common shares.

SETTLEMENT UPON CONVERSION

If we settle a conversion of notes by delivering solely our common shares (other than solely cash in lieu of fractional shares), such settlement will occur within three business days of the relevant conversion date.

Except in connection with certain make-whole fundamental changes described in the second bullet of the definition thereof, where the consideration is comprised entirely of cash as described under “—Adjustment to the conversion rate upon the occurrence of a make-whole fundamental change—The increase in the conversion rate,” settlements made entirely or partially in cash (other than solely cash in lieu of fractional shares) will occur on the third business day following the final trading day of the applicable cash settlement averaging period.

The amount of cash and number of our common shares, as the case may be, due upon conversion will be determined as follows:

(1)  if we satisfy the entire conversion obligation by delivering our common shares, we will deliver to the converting holder a number of our common shares equal to (i) (A) the aggregate principal amount of notes to be converted, divided by (B) $1,000, multiplied by (ii) the conversion rate in effect on the relevant conversion date (provided that we will deliver cash in lieu of fractional shares as described above);

Description of notes

(2)  if we elect to satisfy the entire conversion obligation in cash, we will pay to the converting holder, for each $1,000 principal amount of notes, cash in an amount equal to the sum of the daily conversion values for each of the 30 consecutive trading days in the relevant cash settlement averaging period; and

(3)  if we elect to satisfy the conversion obligation by paying or delivering, as the case may be, a combination of cash and our common shares, we will pay or deliver to the converting holder, for each $1,000 principal amount of notes, cash and our common shares, if any, equal to the sum of the daily settlement amounts for each of the 30 consecutive trading days in the relevant cash settlement averaging period.

The “daily settlement amount” for each of the 30 consecutive trading days in the cash settlement averaging period, will consist of:

➢	cash equal to the lesser of (i) the specified cash amount per note, divided by 30 (such quotient being referred to as the “daily measurement value”) and (ii) the daily conversion value; and

➢	to the extent the daily conversion value exceeds the daily measurement value, a number of our common shares equal to (i) the difference between the daily conversion value and the daily measurement value, divided by (ii) the volume-weighted average price of our common shares on such trading day.

“Daily conversion value” means, for each of the 30 consecutive trading days in the cash settlement averaging period, one-thirtieth (1/30th) of the product of (i) the applicable conversion rate and (ii) the volume-weighted average price of our common shares on such trading day.

The “volume weighted average price” per common share on any trading day means the volume-weighted average price as displayed under the heading “Bloomberg VWAP” on Bloomberg page NXG <equity> AQR (or any successor thereto), in respect of the period from 9:30 a.m. to 4:00 p.m., New York City time, on such trading day; or, if such volume-weighted average price is not available, the U.S. dollar equivalent of the market value of one common share on such trading day on the TSX, or otherwise, the volume weighted average price means the market value per common share on such trading day as determined by a nationally recognized independent investment banking firm retained for this purpose by us, provided that after the consummation of a fundamental change in which the consideration is comprised entirely of cash, the “volume weighted average price” means the cash price per common share received by holders of our common shares on such fundamental change.

The “cash settlement averaging period” means:

➢	with respect to any conversion date occurring on or after the 32nd business day immediately preceding the maturity date, the 30 consecutive trading day period beginning on, and including, the 32nd business day immediately preceding the maturity date; or

➢	in all other cases, the 30 consecutive trading day period beginning on, and including, the third business day immediately following the relevant conversion date.

“Trading day” means, with respect to our common shares or any other security, a day during which (i) trading in our common shares or such other security generally occurs, and (ii) a market disruption event has not occurred; provided that if our common shares or such other security is not listed for trading or quotation on or by any exchange, bureau or other organization, “trading day” will mean any business day.

“Market disruption event” means (i) a failure by the primary United States national or regional securities exchange or market on which our common shares or the relevant securities are listed or admitted to trading (or by the TSX to the extent the market value of common shares on the TSX is used to determine the volume weighted average price per common share on that day) to open for trading during its regular trading session or (ii) the occurrence or existence prior to 1:00 p.m., New York City time, on any scheduled trading day for our common shares or the relevant securities for

Description of notes

more than one half-hour period in the aggregate during regular trading hours of any suspension or limitation imposed on trading (by reason of movements in price exceeding limits permitted by the relevant stock exchange or otherwise) in our common shares (or the relevant securities) or in any options, contracts or future contracts relating to our common shares (or the relevant securities).

“Scheduled trading day” means, with respect to our common shares or any other security, a day that is scheduled to be a trading day on the primary United States national or regional securities exchange or market on which our common shares or the relevant securities are listed or admitted for trading (or on the TSX to the extent the market value of common shares on the TSX is used to determine the volume weighted average price per common share on that day). If our common shares or the relevant securities are not so listed or admitted for trading, “scheduled trading day” means any business day.

ADJUSTMENTS TO THE CONVERSION RATE

The applicable conversion rate will be subject to adjustment, without duplication, upon the occurrence of any of the following events:

➢	If we issue our common shares as a dividend or distribution on our common shares, or if we effect a share split or share combination, the conversion rate will be adjusted based on the following formula:

CR' = CR0 ×	OS' OS0

where,

CR0 = the conversion rate in effect immediately prior to the open of business on the ex-date for such dividend or distribution, or the open of business on the effective date of such share split or share combination, as the case may be;

CR' = the conversion rate in effect immediately after the open of business on the ex-date for such dividend or distribution, or the open of business on the effective date of such share split or share combination, as the case may be;

OS0 = the number of our common shares outstanding immediately prior to the open of business on the ex-date for such dividend or distribution, or the open of business on the effective date of such share split or share combination, as the case may be; and

OS' = the number of our common shares outstanding immediately after such dividend or distribution, or such share split or share combination, as the case may be.

Any adjustment made under this first bullet shall become effective immediately after the open of business on the ex-date for such dividend or distribution, or immediately after the open of business on the effective date for such share split or share combination. If any dividend or distribution of the type described in this first bullet is declared but not so paid or made, or any share split or combination of the type described in this first bullet is announced but the our outstanding our common shares are not split or combined, as the case may be, the conversion rate shall be immediately readjusted, effective as of the date our board of directors determines not to pay such dividend or distribution, or not to split or combine our outstanding common shares, as the case may be, to the conversion rate that would then be in effect if such dividend, distribution, share split or share combination had not been declared or announced.

If we distribute to all or substantially all holders of our common shares any rights, options or warrants entitling them, for a period expiring not more than 45 days immediately following the record date of such distribution, to purchase or subscribe for our common shares at a price per share less than the average of the closing sale prices of our common shares over the 10 consecutive trading-day period

Description of notes

ending on the trading day immediately preceding the ex-date for such distribution, the conversion rate will be increased based on the following formula:

CR' = CR0 ×	OS0 + X OS0 + Y

CR0 = the conversion rate in effect immediately prior to the open of business on the ex-date for such distribution;

CR' = the conversion rate in effect immediately after the open of business on the ex-date for such distribution;

OS0 = the number of our common shares outstanding immediately prior to the open of business on the ex-date for such distribution;

X = the total number of our common shares issuable pursuant to such rights, options or warrants; and

Y = the number of our common shares equal to the aggregate price payable to exercise such rights, options or warrants divided by the average of the closing sale prices of our common shares over the 10 consecutive trading-day period ending on the trading day immediately preceding the ex-date for such distribution.

Any increase made under this second bullet will be made successively whenever any such rights, options or warrants are distributed and shall become effective immediately after the open of business on the ex-date for such distribution. To the extent that our common shares are not delivered after the expiration of such rights, options or warrants, the conversion rate shall be readjusted to the conversion rate that would then be in effect had the increase with respect to the distribution of such rights, options or warrants been made on the basis of delivery of only the number of common shares actually delivered. If such rights, options or warrants are not so distributed, the conversion rate shall be decreased to be the conversion rate that would then be in effect if such ex-date for such distribution had not occurred.

In determining whether any rights, options or warrants entitle the holders to subscribe for or purchase our common shares at less than such average of the closing sale prices for the 10 consecutive trading-day period ending on the trading day immediately preceding the ex-date for such distribution, and in determining the aggregate offering price of such our common shares, there shall be taken into account any consideration received by us for such rights, options or warrants and any amount payable on exercise or conversion thereof, the value of such consideration, if other than cash, to be determined by our board of directors.

➢	If we distribute shares of our capital stock, evidences of our indebtedness or other assets, securities or property of ours, to all or substantially all holders of our common shares, excluding:

-	dividends or distributions referred to in the first and second bullet points above;

-	dividends or distributions paid exclusively in cash referred to in the fourth bullet point below; and

-	spin-offs to which the provisions set forth in the latter portion of this bullet point shall apply,

then the conversion rate will be increased based on the following formula:

CR' = CR0 ×	SP0 SP0 − FMV

where,

CR0 = the conversion rate in effect immediately prior to the open of business on the ex-date for such distribution;

Description of notes

CR' = the conversion rate in effect immediately after the open of business on the ex-date for such distribution;

SP0 = the average of the closing sale prices of our common shares over the 10 consecutive trading-day period ending on the trading day immediately preceding the ex-date for such distribution; and

FMV = the fair market value (as determined by our board of directors or a committee thereof) of the shares of capital stock, evidences of indebtedness, assets, securities or property distributable with respect to each of our outstanding common shares on the ex-date for such distribution.

If “FMV” (as defined above) is equal to or greater than the “SP0” (as defined above), in lieu of the foregoing increase, each holder of a note shall receive, for each $1,000 principal amount of notes, at the same time and upon the same terms as holders of our common shares, the amount and kind of our capital stock, evidences of our indebtedness, other assets, securities or property of ours that such holder would have received as if such holder owned a number of common shares equal to the conversion rate in effect on the ex-date for the distribution.

Any increase made under the portion of this third bullet point above will become effective immediately after the open of business on the ex-date for such distribution. If such distribution is not so paid or made, the conversion rate shall be decreased to be the conversion rate that would then be in effect if such dividend or distribution had not been declared.

With respect to an adjustment pursuant to this third bullet point where there has been a payment of a dividend or other distribution on our common shares of capital stock of any class or series, or similar equity interests, of or relating to a subsidiary or other business unit where such capital stock or similar equity interest is listed or quoted (or will be listed or quoted upon consummation of the spin-off (as defined below)) on a national securities exchange, which we refer to as a “spin-off,” the conversion rate in effect immediately before 5:00 p.m., New York City time, on the tenth trading day immediately following, and including, the ex-date for the spin-off will be increased based on the following formula:

CR'	=	CR0	×	FMV + MP0 MP0

where,

CR0 = the conversion rate in effect immediately prior to the close of business on the tenth trading day immediately following, and including, the ex-date for the spin-off;

CR' = the conversion rate in effect immediately after the close of business on the tenth trading day immediately following, and including, the ex-date for the spin-off;

FMV = the average of the closing sale prices of the capital stock or similar equity interest distributed to holders of our common shares applicable to one common share over the 10 consecutive trading-day period immediately following, and including, the ex-date for the spin-off; and

MP0 = the average of the closing sale prices of our common shares over the 10 consecutive trading-day period immediately following, and including, the ex-date for the spin-off.

The adjustment to the conversion rate under the preceding paragraph will occur at the close of business on the tenth trading day immediately following, and including, the ex-date for the spin-off; provided that, for purposes of determining the conversion rate, in respect of any conversion during the 10 trading days following, and including, the effective date of any spin-off, references within the portion of this third bullet point related to “spin-offs” to 10 consecutive trading days shall be deemed replaced with

Description of notes

such lesser number of consecutive trading days as have elapsed between the effective date of such spin-off and the relevant conversion date. If the ex-date for the spin-off is less than 10 trading days prior to, and including, the end of the cash settlement averaging period in respect of any conversion, references with respect to 10 trading days shall be deemed replaced, for purposes of calculating the affected daily conversion rates in respect of that conversion, with such lesser number of trading days as have elapsed from, and including, the ex-date for such spin-off to, and including, the last trading day of such cash settlement averaging period.

➢	If any cash dividend or distribution is made to all or substantially all holders of our common shares, the conversion rate will be increased based on the following formula:

CR'	=	CR0	×	SP0 SP0 − C

where,

CR0 = the conversion rate in effect immediately prior to the open of business on the ex-date for such dividend or distribution;

CR' = the conversion rate in effect immediately after the open of business on the ex-date for such dividend or distribution;

SP0 = the average of the closing sale prices of our common shares over the 10 consecutive trading-day period immediately preceding the ex-date for such dividend or distribution; and

C = the amount in cash per common share we distribute to holders of our common shares.

If “C” (as defined above) is equal to or greater than “SPo” (as defined above), in lieu of the foregoing increase, each holder of a note shall receive, for each $1,000 principal amount of notes, at the same time and upon the same terms as holders of our common shares, the amount of cash that such holder would have received as if such holder owned a number of our common shares equal to the conversion rate on the ex-date for such cash dividend or distribution. Such increase shall become effective immediately after the open of business on the ex-date for such dividend or distribution. If such dividend or distribution is not so paid, the conversion rate shall be decreased to be the conversion rate that would then be in effect if such dividend or distribution had not been declared.

➢	If we or any of our subsidiaries makes a payment in respect of a tender offer or exchange offer for our common shares, if the cash and value of any other consideration included in the payment per common share exceeds the average of the closing sale prices of our common shares over the 10 consecutive trading-day period commencing on, and including, the trading day next succeeding the last date on which tenders or exchanges may be made pursuant to such tender or exchange offer, the conversion rate will be increased based on the following formula:

CR'	=	CR0	×	AC + (SP' × OS') OS0 × SP'

where,

CR0 = the conversion rate in effect immediately prior to the close of business on the last trading day of the 10 consecutive trading-day period commencing on, and including, the trading day next succeeding the date such tender or exchange offer expires;

CR' = the conversion rate in effect immediately after the close of business on the last trading day of the 10 consecutive trading-day period commencing on, and including, the trading day next succeeding the date such tender or exchange offer expires;

Description of notes

AC = the aggregate value of all cash and any other consideration (as determined by our board of directors or a committee thereof) paid or payable for shares purchased in such tender or exchange offer;

OS0 = the number of our common shares outstanding immediately prior to the date such tender or exchange offer expires;

OS' = the number of our common shares outstanding immediately after the date such tender or exchange offer expires (after giving effect to such tender offer or exchange offer); and

SP' = the average of the closing sale prices of our common shares over the 10 consecutive trading-day period commencing on, and including, the trading day next succeeding the date such tender or exchange offer expires.

The increase to the conversion rate under the preceding paragraph will occur at the close of business on the tenth trading day immediately following, but excluding, the date such tender or exchange offer expires; provided that, for purposes of determining the conversion rate, in respect of any conversion during the 10 trading days immediately following, but excluding, the date that any such tender or exchange offer expires, references within this fifth bullet point to 10 consecutive trading days shall be deemed replaced with such lesser number of consecutive trading days as have elapsed between the date such tender or exchange offer expires and the relevant conversion date. If the trading day immediately following the date the tender or exchange offer expires is less than 10 trading days prior to, and including, the end of the cash settlement averaging period in respect of any conversion, references to 10 trading days shall be deemed replaced, for purposes of calculating the affected daily conversion rates in respect of that conversion, with such lesser number of trading days as have elapsed from, and including, the trading day immediately following the date such tender or exchange offer expires to, and including, the last trading day of such cash settlement averaging period.

Notwithstanding the foregoing, if a conversion rate adjustment becomes effective on any ex-date as described above, and a holder that converts its notes on or after such ex-date and on or prior to the related record date would be treated as the record holder of our common shares as of the related conversion date as described under “—Conversion procedures” based on an adjusted conversion rate for such ex-date, then, notwithstanding the foregoing conversion rate adjustment provisions, the conversion rate adjustment relating to such ex-date will not be made for such converting holder. Instead, such holder will be treated as if such holder were the record owner of our common shares on an un-adjusted basis and participate, following conversion, as a holder of common shares, in the related dividend, distribution or other event giving rise to such adjustment.

The “ex-date” is the first date on which our common shares trade on the NYSE Amex (or if our common shares are not so traded, on the TSX, or if our common shares are not traded on the TSX, on such other national or regional exchange or market on which our common shares are then listed or quoted) regular way, without the right to receive the issuance, dividend or distribution in question from us or, if applicable, from the seller of our common shares on such exchange or market (in the form of due bills or otherwise) as determined by such exchange or market.

The indenture does not require us to adjust the conversion rate for any of the transactions described in the bullet points above (other than for share splits or share combinations) if we make provision for each holder of the notes to participate in the transaction, at the same time as holders of our common shares participate, without conversion, as if such holder held a number of our common shares equal to the conversion rate in effect on the “ex-date” or effective date, as the case may be, for such transaction, multiplied by the principal amount (expressed in thousands) of notes held by such holder.

Description of notes

If we issue rights, options or warrants that are only exercisable upon the occurrence of certain triggering events, then:

➢	we will not adjust the conversion rate pursuant to the bullet points above until the earliest of these triggering events occurs; and

➢	we will readjust the conversion rate to the extent any of these rights, options or warrants are not exercised before they expire.

We will not adjust the conversion rate pursuant to the bullet points above unless the adjustment would result in a change of at least 1% in the then effective conversion rate. However, we will carry forward any adjustment that we would otherwise have to make and take that adjustment into account in any subsequent adjustment. In addition, on December 31 of each year, and with respect to any notes that are subject to conversion, we will give effect to all adjustments that we have otherwise deferred pursuant to this provision, and those adjustments will no longer be carried forward and taken into account in any subsequent adjustment. Adjustments to the conversion rate will be calculated to the nearest 1/10,000th.

To the extent permitted by law and the continued listing requirements of the NYSE Amex and the TSX (or if our common shares are not listed on the NYSE Amex or the TSX, on such other national or regional exchange or market on which our common shares are then listed or quoted), we may, from time to time, increase the conversion rate by any amount for a period of at least 20 business days or any longer period permitted or required by law, so long as the increase is irrevocable during that period and our board of directors determines that the increase is in our best interests. We will mail a notice of the increase to registered holders at least 15 days before the day the increase commences. In addition, we may, but are not obligated to, increase the conversion rate as we determine to be advisable in order to avoid or diminish taxes to recipients of certain distributions.

Any such increases in the conversion rate by our board of directors shall not, without the approval of our shareholders, if required by the rules of the NYSE Amex or the rules of the TSX (or if our common shares are not listed on the NYSE Amex or the TSX, on such other national or regional exchange or market on which our common shares are then listed or quoted), result in the sale or issuance of 20% in the case of the NYSE Amex (25% in the case of the TSX and the highest percentage permitted under applicable listing rules in the case of such other national or regional exchange or market on which our common shares are then listed or quoted) or more of our common shares, or 20% in the case of the NYSE Amex (25% in the case of the TSX and the highest percentage permitted under applicable listing rules in the case of such other national or regional exchange or market on which our common shares are then listed or quoted) or more of the voting power, outstanding on the date of this prospectus supplement.

To the extent that the Northgate Shareholders’ Rights Plan adopted by our Board of Directors on March 8, 2010 and confirmed by a majority of our shareholders at the annual and special meeting of shareholders of Northgate held on May 11, 2010, or any future rights plan adopted by us, is in effect, upon conversion of the notes, you will receive, in addition to any common shares that are otherwise due upon conversion, the rights under such rights agreement or future rights plan in respect of such common shares, unless such rights are in respect of “ineligible consideration” as defined below under “—Change in the conversion right upon certain reclassifications, business combinations and asset sales,” and unless the rights have separated from our common shares at the time of conversion, in which case the conversion rate will be adjusted at the time of separation as if we had distributed to all holders of our common shares, shares of our capital stock, evidences of indebtedness, other assets, securities or property as described in the third bullet point under “—Adjustments to the conversion rate” above, subject to readjustment in the event of the expiration, termination or redemption of such rights. See “Description of Share Capital—Shareholder Rights Plan” in the prospectus.

Description of notes

In the event of:

➢	a taxable distribution to holders of common shares which results in an adjustment to the conversion rate; or

➢	an increase in the conversion rate at our discretion,

the holders of the notes may, in certain circumstances, be deemed to have received a distribution subject to U.S. federal income tax as a dividend. This generally would occur, for example, if we adjust the conversion rate to compensate holders for cash dividends on our common shares and could also occur if we make other distributions of cash or property to our shareholders. See “Material U.S. federal income tax considerations.”

EVENTS THAT WILL NOT RESULT IN ADJUSTMENT

The conversion rate will not be adjusted:

➢	upon the issuance of any common shares pursuant to any present or future plan providing for the reinvestment of dividends or interest payable on our securities;

➢	upon the issuance of any common shares, restricted stock or restricted stock units, non-qualified stock options, incentive stock options or any other options or rights (including stock appreciation rights) to purchase our common shares pursuant to any present or future employee, director or consultant benefit plan or program of, or assumed by, us or any of our subsidiaries;

➢	upon the issuance of any of our common shares pursuant to any option, warrant, right or exercisable, exchangeable or convertible security not described in the preceding bullet point and outstanding as of the date the notes were first issued;

➢	for accrued and unpaid interest, if any, including additional amounts, if any;

➢	upon the repurchase of any of our common shares pursuant to an open-market share repurchase program or other buy-back transaction that is not a tender offer or exchange offer of the nature described in “—Adjustments to the conversion rate”; or

➢	for a change in the par value of our common shares.

CHANGE IN THE CONVERSION RIGHT UPON CERTAIN RECLASSIFICATIONS, BUSINESS COMBINATIONS AND ASSET SALES

If we:

➢	reclassify our common shares (other than a change only in par value or a change as a result of a subdivision or combination of our common shares);

➢	are party to a consolidation, amalgamation, merger, binding share exchange or statutory arrangement; or

➢	sell, transfer, lease, convey or otherwise dispose of all or substantially all of our consolidated property or assets;

in each case pursuant to which our common shares would be converted into or exchanged for, or would constitute solely the right to receive, cash, securities or other property, then, if a holder converts its notes on or after the effective date of any such transaction, subject to our right to settle all or a portion of our conversion obligation with respect to such notes in cash (other than solely cash in lieu of any fractional share), the notes will be convertible into the same type (in the same proportions) of consideration received by holders of our common shares in the relevant event (which we refer to as the “reference property”) other than “ineligible consideration” defined below. However, at and after the effective time of the transaction, (i) we will continue to have the right to determine the form of consideration to be paid or delivered, as the case may be, upon conversion of such notes, as set forth

Description of notes

under “—Settlement elections” and (ii)(x) any amount payable in cash upon conversion of the notes as set forth under “—Settlement upon conversion” will continue to be payable in cash, (y) any of our common shares that we would have been required to deliver upon conversion of the notes as set forth under “—Settlement upon conversion” will instead be deliverable in the amount and type of reference property that a holder of that number of our common shares would have received in such transaction and (z) the volume-weighted average price for purposes of the provisions set forth under “—Settlement upon conversion” above will be calculated based on the value of a unit of reference property that a holder of one common share would have received in such transaction. If the transaction causes our common shares to be converted into, or exchanged for, the right to receive more than a single type of consideration (determined based in part upon any form of shareholder election), the reference property into which the notes will be convertible will be deemed to be the weighted average of the types and amounts of consideration received by the holders of our common shares that affirmatively make such an election. We will notify holders of the weighted average as soon as practicable after such determination is made. We will agree in the indenture not to become a party to any such transaction unless its terms are consistent with the foregoing.

A change in the conversion right such as this could substantially lessen or eliminate the value of the conversion right. For example, if a third party acquires us in a cash merger, each note would be convertible solely into cash and would no longer be potentially convertible into securities whose value could increase depending on our future financial performance, prospects and other factors. There is no precise, established definition of the phrase “all or substantially all of our consolidated property or assets” under applicable law. Accordingly, there may be uncertainty as to whether the provisions above would apply to a sale, transfer, lease, conveyance or other disposition of less than all of our consolidated property or assets.

Notwithstanding the foregoing, if holders of notes would otherwise be entitled to receive, upon conversion of the notes, any property (including cash) or securities that would not constitute “prescribed securities’ for the purposes of clause 212(1)(b)(vii)(E) of the Income Tax Act (Canada) as it applied on December 31, 2007 (referred to herein as “ineligible consideration”), such holders shall not be entitled to receive such ineligible consideration but we or the successor or acquirer, as the case may be, shall have the right (at the sole option of us or the successor or acquirer, as the case may be) to deliver either such ineligible consideration or “prescribed securities” for the purposes of clause 212(1)(b)(vii)(E) of the Income Tax Act (Canada) as it applied on December 31, 2007 with a market value (as conclusively determined by our Board of Directors) equal to the market value of such ineligible consideration. In general, prescribed securities would include our common shares and other shares which are not redeemable by the holder within five years of the date of issuance of the notes. Because of this, certain transactions may result in the notes being convertible into prescribed securities that are highly illiquid. This could have a material adverse effect on the value of the notes. As discussed in “—Offer to purchase upon a fundamental change,” we will give notice to the holders of notes at least 30 days prior to the effective date of such transaction in writing and by release to a business newswire stating the consideration into which the notes will be convertible after the effective date of such transaction. After such notice, we or the successor or acquirer, as the case may be, may not change the consideration to be delivered upon conversion of the notes except in accordance with any other provision of the indenture.

ADJUSTMENT TO THE CONVERSION RATE UPON THE OCCURRENCE OF A MAKE-WHOLE FUNDAMENTAL CHANGE

If, prior to the maturity date:

➢	there occurs a sale, transfer, lease, conveyance or other disposition of all or substantially all of our consolidated property or assets to any “person” or “group” (as those terms are used in Sections 13(d) and 14(d) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”)),

Description of notes

including any group acting for the purpose of acquiring, holding, voting or disposing of securities within the meaning of Rule 13d-5(b)(1) under the Exchange Act; or

➢	there occurs any transaction or series of related transactions (other than a consolidation or merger that constitutes a “listed stock business combination” as described under “—Offer to purchase upon a fundamental change”), in connection with which (whether by means of an exchange offer, liquidation, tender offer, consolidation, merger, combination, reclassification, recapitalization, asset sale, lease of assets or otherwise) all of our common shares are exchanged for, converted into, acquired for or constitute solely the right to receive other securities, other property, assets or cash (we refer to any transaction described in this and the immediately preceding bullet point as a “make-whole fundamental change”);

then, as described below under “—The increase in the conversion rate,” we will increase the conversion rate applicable to notes that are surrendered for conversion at any time from, and including, the effective date of the make-whole fundamental change to, and including, the 30th business day after the actual effective date of the make-whole fundamental change (or, if the make-whole fundamental change also constitutes a “fundamental change,” as described under “—Offer to purchase upon a fundamental change,” to, and including, the fundamental change repurchase date for that fundamental change). We refer to this period as the “make-whole conversion period.”

We will mail to registered holders, at their addresses appearing in the security register, notice of, and we will publicly announce, through a reputable national newswire service, the anticipated effective date of any make-whole fundamental change. We must make this mailing and announcement as soon as practicable, provided that in no event we will be required to provide notice earlier than 35 business days before the anticipated effective date of the make-whole fundamental change. In addition, no later than the third business day after the occurrence of the make-whole fundamental change, we will deliver an additional notice and announcement announcing such occurrence.

The increase in the conversion rate

In connection with the make-whole fundamental change, we will increase the conversion rate by reference to the table below, based on the date when the make-whole fundamental change becomes effective, which we refer to as the “effective date,” and the “applicable price.” If the make-whole fundamental change is a transaction or series of related transactions described in the second bullet point under “—Adjustment to the conversion rate upon the occurrence of a make-whole fundamental change,” and the consideration (excluding cash payments for fractional shares or pursuant to statutory appraisal rights) for our common shares in the make-whole fundamental change consists solely of cash, then the “applicable price” will be the cash amount paid per common share in the make-whole fundamental change. In all other cases, the “applicable price” will be the average of the closing sale prices per common share for the five consecutive trading days immediately preceding, but excluding, the relevant effective date. Our board of directors will make appropriate adjustments, in its good faith determination, to account for any adjustment to the conversion rate that becomes effective, or any event requiring an adjustment to the conversion rate where the “ex-date” of the event occurs, at any time during those five consecutive trading days.

Upon surrender of notes for conversion in connection with a make-whole fundamental change, we will satisfy our conversion obligation by delivering our common shares (together with cash in lieu of any fractional share), or, at our election, cash or a combination of cash and our common shares (together with cash in lieu of any fractional share) as described under “—Settlement elections.” However, if the consideration for our common shares in any make-whole fundamental change described in the second bullet of the definition of make-whole fundamental change is comprised entirely of cash, for any conversion of notes following the effective date of such make-whole fundamental change, the conversion obligation will be calculated based solely on the applicable price for the transaction and will

Description of notes

be deemed to be an amount equal to, per $1,000 principal amount of converted notes, the applicable conversion rate (including any adjustment as described in this section), multiplied by such applicable price. In such event, the cash due upon conversion will be determined and paid to holders in cash on the third business day following the conversion date.

The following table sets forth the number of additional shares per $1,000 principal amount of notes that will be added to the conversion rate applicable to the notes that are converted during the make-whole conversion period. The increased conversion rate will be used to determine the number of our common shares and/or amount of cash, if any, due upon conversion, as described under “—Settlement upon conversion” above. If an event occurs that requires an adjustment to the conversion rate, we will, on the date we must adjust the conversion rate, adjust each applicable price set forth in the first column of the table below at the same time the conversion rate is so adjusted by multiplying the applicable price in effect immediately before the adjustment by a fraction:

➢	whose numerator is the conversion rate in effect immediately before the adjustment; and

➢	whose denominator is the adjusted conversion rate.

In addition, we will adjust the number of additional shares in the table below at the same time, in the same manner in which, and for the same events for which, we must adjust the conversion rate as described under “—Adjustments to the conversion rate.”

Number of additional shares
(per $1,000 principal amount of notes)

Effective date
Applicable price	10/5/2010	10/1/2011	10/1/2012	10/1/2013	10/1/2014	10/1/2015	10/1/2016

3.14	73.4932	73.4932	73.4932	73.4932	73.4932	73.4932	73.4932
3.50	69.0456	65.0748	60.7913	56.3192	51.5758	45.9428	40.7363
3.75	60.5266	56.5380	52.1485	47.3975	42.0421	35.0305	21.6887
4.00	53.4396	49.4971	45.1017	40.2360	34.5614	26.8028	5.0220
4.25	47.4859	43.6340	39.3035	34.4421	28.6652	20.6420	0.0000
4.50	42.4398	38.7083	34.4918	29.7188	23.9948	16.0525	0.0000
5.00	34.4155	30.9749	27.0726	22.6297	17.2955	10.1136	0.0000
5.50	28.3895	25.2643	21.7260	17.7089	12.9418	6.8262	0.0000
6.00	23.7503	20.9364	17.7661	14.1940	10.0299	4.9632	0.0000
6.50	20.1012	17.5801	14.7590	11.6125	8.0185	3.8572	0.0000
7.00	17.1769	14.9241	12.4231	9.6653	6.5801	3.1552	0.0000
8.00	12.8271	11.0327	9.0746	6.9666	4.6975	2.3165	0.0000
10.00	7.5765	6.4303	5.2220	3.9770	2.7107	1.4226	0.0000
15.00	2.2002	1.8025	1.4146	1.0456	0.7014	0.3621	0.0000

The exact applicable price and effective date may not be as set forth in the table above, in which case:

➢	if the actual applicable price is between two applicable prices listed in the table above, or the actual effective date is between two effective dates listed in the table above, we will determine the number of additional shares by linear interpolation between the numbers of additional shares set forth for the higher and lower applicable prices, or for the earlier and later effective dates based on a 365-day year, as applicable;

Description of notes

➢	if the actual applicable price is greater than $15.00 per share (subject to adjustment in the same manner as the “applicable prices” in the table above), we will not increase the conversion rate; and

➢	if the actual applicable price is less than $3.14 per share (subject to adjustment in the same manner as the “applicable prices” in the table above), we will not increase the conversion rate.

However, we will not increase the conversion rate as described above to the extent the increase will cause the conversion rate to exceed 318.4712 shares per $1,000 principal amount of notes. We will adjust this maximum conversion rate in the same manner in which, and for the same events for which, we must adjust the conversion rate as described under “—Adjustments to the conversion rate.”

Our obligation to increase the conversion rate as described above could be considered a penalty, in which case its enforceability would be subject to general principles of reasonableness of economic remedies.

REDEMPTION OF NOTES FOR CHANGES IN CANADIAN TAX LAW

We may redeem all but not part of the notes if we have or would become obligated to pay to the holder of any note “additional amounts” (which are more than a de minimis amount) as a result of any change from the date of this prospectus supplement in the laws or any regulations of Canada or any Canadian political subdivision or taxing authority, or any change from the date of this prospectus supplement in an interpretation or application of such laws or regulations by any legislative body, court, governmental agency, taxing authority or regulatory authority (including the enactment of any legislation and the publication of any judicial decision or regulatory or administrative determination); provided we cannot avoid these obligations by taking reasonable measures available to us and that we deliver to the trustee an opinion of legal counsel specializing in taxation and an officers’ certificate attesting to such change and obligation to pay additional amounts. The term “additional amounts” is defined under “—Additional amounts.” This redemption would be at 100% of the principal amount plus accrued and unpaid interest to, but excluding, the redemption date but without reduction for applicable Canadian taxes (as defined below) (except in respect of certain excluded holders (as defined below)). We will give holders of notes not less than 30 days’ nor more than 60 days’ notice of this redemption, except that (i) we will not give notice of redemption earlier than 60 days prior to the earliest date on or from which we would be obligated to pay any such additional amounts, and (ii) at the time we give the notice, the circumstances creating our obligation to pay such additional amounts remain in effect.

Upon receiving such notice of redemption, each holder who does not wish to have us redeem its notes will have the right to elect to:

➢	convert its notes; or

➢	not have its notes redeemed, provided that no additional amounts will be payable on any payment of interest or principal with respect to the notes after such redemption date; all future payments will be subject to the deduction or withholding of any Canadian taxes required by law to be deducted or withheld. In such a case, the tax considerations under “Canadian Federal Income Tax Considerations” will no longer apply. Holders should consult their tax advisors in considering whether to retain their notes in such circumstances.

Where no election is made, the holder will have its notes redeemed without any further action. The holder must deliver to the paying agent a written notice of election so as to be received by the paying agent no later than the close of business on a business day at least five business days prior to the redemption date.

A holder may withdraw any notice of election by delivering to the paying agent a written notice of withdrawal prior to the close of business on the business day prior to the redemption date.

Description of notes

OFFER TO PURCHASE UPON A FUNDAMENTAL CHANGE

In the event of a fundamental change (as defined below in this section), subject to the terms and conditions of the indenture, we will be required to offer to purchase for cash all of the outstanding notes (a “purchase offer”) on the fundamental change repurchase date, at a repurchase price equal to 100% of the principal amount of the notes, plus accrued and unpaid interest, including additional amounts, if any, up to but not including, the fundamental change repurchase date. The “fundamental change repurchase date” will be a date specified by us that is not less than 20 and not more than 35 business days following the date of our fundamental change notice as described below.

If such fundamental change repurchase date is after a record date for the payment of interest but on or prior to the corresponding interest payment date, however, then the interest payable on such date will be paid to the holder of record of the notes on the relevant record date and the repurchase price payable to the holder who presents the note for repurchase will be 100% of the principal amount of such note.

Within 30 calendar days after we know of the occurrence of a fundamental change, we will be required to give a notice (the “fundamental change notice”) to all holders of record of notes, as provided in the indenture, stating among other things, the occurrence of a fundamental change and setting out the terms of the purchase offer. We must also deliver a copy of the fundamental change notice to the trustees.

In order to accept such purchase offer, a holder must deliver to us, on or prior to the business day immediately preceding the fundamental change repurchase date, a fundamental change repurchase notice stating among other things:

➢	if certificated notes have been issued, the note certificate numbers of the notes to be delivered for purchase (or, if the notes are not certificated, the fundamental change repurchase notice must comply with appropriate DTC procedures);

➢	the portion of the principal amount of notes to be purchased, which must be in US$1,000 multiples; and

➢	that the notes are to be purchased by us pursuant to the applicable provisions of the notes and the indenture.

A holder of notes may withdraw any written fundamental change repurchase notice by delivering a written notice of withdrawal to us prior to the close of business on the fundamental change repurchase date. The withdrawal notice must state:

➢	the principal amount of the withdrawn notes;

➢	if certificated notes have been issued, the note certificate numbers of the withdrawn notes (or, if the notes are not certificated, the withdrawal notice must comply with appropriate DTC procedures); and

➢	the principal amount, if any, which remains subject to the fundamental change repurchase notice.

A holder of notes must either effect book-entry transfer or deliver the notes, as applicable, together with necessary endorsements, to the office of the paying agent after delivery of the fundamental change repurchase notice to receive payment of the purchase price. We will promptly pay the purchase price for notes properly surrendered for repurchase following the later of the fundamental change repurchase date or the time of book-entry transfer or delivery of the notes.

We will pay the fundamental change repurchase price no later than the later of the fundamental change repurchase date and the time of book-entry transfer or delivery of the note, together with necessary endorsements.

For a discussion of certain tax considerations applicable to a holder upon the exercise of the repurchase right, see “Certain Canadian and United States income tax considerations.”

Description of notes

If the paying agent holds on the fundamental change repurchase date money sufficient to pay the fundamental change repurchase price due on all notes surrendered for repurchase in accordance with the terms of the indenture, then, on and after the fundamental change repurchase date, such notes will cease to be outstanding and interest on such notes will cease to accrue, whether or not the book-entry transfer of the notes is made or whether or not the holder delivers the notes to the paying agent. Thereafter, all other rights of the relevant holders terminate, other than the right to receive the fundamental change repurchase price upon book-entry transfer or delivery of the note.

A “fundamental change” will be deemed to occur upon the occurrence of a “change in control.”

A “change in control” generally will be deemed to occur at such time as:

➢	any “person” or “group” (as those terms are used in Sections 13(d) and 14(d) of the Exchange Act) is or becomes the “beneficial owner” (as that term is used in Rule 13d-3 under the Exchange Act), directly or indirectly, of 50% or more of the total outstanding voting power of all classes of our capital stock entitled to vote generally in the election of directors (“voting stock”);

➢	there occurs a sale, transfer, lease, conveyance or other disposition of all or substantially all of our consolidated property or assets to any “person” or “group” (as those terms are used in Sections 13(d) and 14(d) of the Exchange Act), including any group acting for the purpose of acquiring, holding, voting or disposing of securities within the meaning of Rule 13d-5(b)(1) under the Exchange Act;

➢	we consolidate with, or merge with or into, another person or any person consolidates with, or merges with or into, us, unless either:

-	the persons that “beneficially owned,” directly or indirectly, the shares of our voting stock immediately prior to such consolidation or merger “beneficially own,” directly or indirectly, immediately after such consolidation or merger, shares of the surviving or continuing corporation’s voting stock representing at least a majority of the total outstanding voting power of all outstanding classes of voting stock of the surviving or continuing corporation in substantially the same proportion as such ownership immediately prior to such consolidation or merger; or

-	both of the following conditions are satisfied (we refer to such a transaction as a “listed stock business combination”):

-	at least 90% of the consideration (other than cash payments for fractional shares or pursuant to statutory appraisal rights) in such consolidation or merger consists of common stock and any associated rights listed and traded on the NYSE Amex, The New York Stock Exchange, The NASDAQ Global Select Market, The NASDAQ Global Market or the TSX (or any of their respective successors) (or which will be so listed and traded when issued or exchanged in connection with such consolidation or merger); and

-	as a result of such consolidation or merger, the notes become convertible solely into such consideration (subject to our right to deliver cash in respect of all or a portion of our conversion obligation as described above under “—Settlement upon conversion”);

➢	the following persons (the “continuing directors”) cease for any reason to constitute a majority of our board of directors:

-	individuals who on the first issue date of the notes constituted our board of directors; and

-	any new directors whose election to our board of directors or whose nomination for election by our shareholders was approved by at least a majority of our directors then still in office, or by a nominating committee thereof consisting of directors, either who were directors on such first issue date of the notes or whose election or nomination for election was previously so approved; or

Description of notes

➢	we are liquidated or dissolved or holders of our capital stock approve any plan or proposal for our liquidation or dissolution.

There is no precise, established definition of the phrase “all or substantially all of our consolidated property or assets” under applicable law. Accordingly, there may be uncertainty as to whether a sale, transfer, lease, conveyance or other disposition of less than all of our consolidated property or assets would require us to offer to purchase for cash all of the outstanding notes in accordance with the fundamental change provisions described above.

We may not have the financial resources, and we may not be able to arrange for financing, to pay the fundamental change repurchase price for all notes holders have elected their notes to be repurchased. Furthermore, the terms of our existing or future indebtedness may limit our ability to pay the repurchase price to purchase notes. Our failure to purchase the notes when required would result in an event of default with respect to the notes. See “Risk factors—We may not have the ability to raise the funds to pay interest on the notes, to purchase the notes upon a fundamental change or to pay cash due upon conversion.”

Furthermore, we will not be required to offer to purchase the notes in certain circumstances involving a significant change in the composition of our board of directors, including in connection with a proxy contest where our board does not endorse a dissident slate of directors but approves them for purposes of the definition of “continuing directors” above.

We may in the future enter into transactions, including recapitalizations, that would not constitute a fundamental change but that would increase our debt or otherwise adversely affect holders. The indenture for the notes does not restrict our or our subsidiaries’ ability to incur indebtedness, including senior or secured indebtedness. Our incurrence of additional indebtedness could adversely affect our ability to service our indebtedness, including the notes.

In addition, the fundamental change repurchase feature of the notes would not necessarily afford holders of the notes protection in the event of highly leveraged or other transactions involving us that may adversely affect holders of the notes. Furthermore, the fundamental change repurchase feature of the notes may in certain circumstances deter or discourage a third party from acquiring us, even if the acquisition may be beneficial to you.

In connection with any fundamental change offer, we will, to the extent applicable:

➢	comply with the provisions of Rule 13e-4 and Regulation 14E and all other applicable laws;

➢	file a Schedule TO or any other required schedule under the Exchange Act or other applicable laws; and

➢	otherwise comply with all applicable federal and state securities laws in connection with any offer by us to purchase the notes.

No notes may be repurchased by us at the option of the holders upon a fundamental change if the principal amount of the notes has been accelerated, and such acceleration has not been rescinded, on or prior to such date.

CONSOLIDATION, MERGER AND SALE OF ASSETS

The indenture prohibits us from consolidating with, amalgamating with or merging with or into, or selling, transferring, leasing, conveying or otherwise disposing of all or substantially all of our consolidated property or assets to, another person, whether in a single transaction or series of related transactions, unless, among other things:

➢	we are the continuing corporation or such other person is a corporation organized and existing under the laws of the United States, any state of the United States or the District of Columbia or the laws

Description of notes

of Canada or any province or territory thereunder and such other person assumes all of our obligations under the notes and the indenture; and

➢	after giving effect to such transaction, there is no event of default, and no event which, after notice or passage of time or both, would become an event of default.

When the successor assumes all of our obligations under an indenture, except in the case of a lease, our obligations under the indenture will terminate.

Some of the transactions described above could constitute a fundamental change that requires us to offer to purchase for cash all the outstanding notes, as described under “—Offer to purchase upon a fundamental change.”

There is no precise, established definition of the phrase “all or substantially all of our consolidated property or assets” under applicable law. Accordingly, there may be uncertainty as to whether the provisions above would apply to a sale, transfer, lease, conveyance or other disposition of less than all of our consolidated property or assets.

EVENTS OF DEFAULT

The following are events of default under the indenture for the notes:

➢	our failure to pay the principal of any note when due, whether at maturity, on a fundamental change repurchase date with respect to a fundamental change, upon acceleration or otherwise;

➢	our failure to pay an installment of interest on any note when due, if the failure continues for 30 days after the date when due;

➢	our failure to satisfy our conversion obligations upon the exercise of a holder’s conversion right, and such failure continues for a period of 5 days;

➢	our failure to timely provide notice as described under “—Conditions for conversion—Conversion upon the occurrence of certain corporate transactions,” “—Adjustment to the conversion rate upon the occurrence of a make-whole fundamental change” or “—Offer to purchase upon a fundamental change” with respect to the notes;

➢	our failure to comply with our obligations under “—Consolidation, merger and sale of assets” above;

➢	our failure to comply with any other term, covenant or agreement contained in the notes or the indenture, if the failure is not cured within 60 days after notice to us by the trustee or to the trustee and us by holders of at least 25% in aggregate principal amount of the notes then outstanding, in accordance with the indenture;

➢	a default by us or any of our subsidiaries in the payment when due, after the expiration of any applicable grace period, of principal of, or premium, if any, or interest on, indebtedness for money borrowed in the aggregate principal amount then outstanding of $10 million or more, or acceleration of our or our subsidiaries’ indebtedness for money borrowed in such aggregate principal amount or more so that it becomes due and payable before the date on which it would otherwise have become due and payable, if such default is not cured or waived, or such acceleration is not rescinded, within 30 days after notice to us by the trustee or to us and the trustee by holders of at least 25% in aggregate principal amount of the notes then outstanding, in accordance with the indenture;

➢	a “termination of trading” (as defined below) occurs;

➢	failure by us or any of our subsidiaries, within 60 days, to pay, bond or otherwise discharge any final, non-appealable judgments or orders for the payment of money the total uninsured amount of which for us or any of our subsidiaries exceeds $10 million, which are not stayed on appeal; and

Description of notes

➢ certain events of bankruptcy, insolvency or reorganization with respect to us or any of our subsidiaries that is a “significant subsidiary” (as defined in Regulation S-X under the Exchange Act) or any group of our subsidiaries that in the aggregate would constitute a “significant subsidiary.”

If an event of default, other than an event of default referred to in the last bullet point above with respect to us (but including an event of default referred to in that bullet point solely with respect to a significant subsidiary, or group of subsidiaries that in the aggregate would constitute a significant subsidiary, of ours), has occurred and is continuing, either the trustee, by notice to us, or the holders of at least 25% in aggregate principal amount of the notes then outstanding, by notice to us and the trustee, may declare the principal of, and any accrued and unpaid interest on, all notes to be immediately due and payable. In the case of an event of default referred to in the last bullet point above with respect to us (and not solely with respect to a significant subsidiary, or group of subsidiaries that in the aggregate would constitute a significant subsidiary, of ours), the principal of, and accrued and unpaid interest on, all notes will automatically become immediately due and payable.

A “termination of trading” will occur if our common shares (or other common shares into which the notes are then convertible (subject to our right to deliver cash in respect of all or a portion of our conversion obligation as described above under “—Settlement upon conversion”)) are delisted (such event, a “delisting event”) and are not subsequently listed within 60 days of delisting, for trading on the NYSE Amex, The New York Stock Exchange, The NASDAQ Global Select Market, The NASDAQ Global Market or the TSX (or any of their respective successors), provided, however, that no “termination of trading” will occur if the event or events that give rise to the “termination of trading” require us to offer to purchase all of the outstanding notes, as described under “—Offer to purchase upon a fundamental change.”

If any portion of the amount payable on the notes upon acceleration is considered by a court to be unearned interest (through the allocation of a portion of the value of the notes to the embedded warrant or otherwise), the court could disallow recovery of any such portion.

After any acceleration of the notes, the holders of a majority in aggregate principal amount of the notes by written notice to the trustee, may rescind or annul such acceleration in certain circumstances, if:

➢	the rescission would not conflict with any order or decree;

➢	all events of default, other than the non-payment of accelerated principal or interest, have been cured or waived; and

➢	certain amounts due to the trustee are paid.

The indenture does not obligate the trustee to exercise any of its rights or powers at the request or demand of the holders, unless the holders have offered to the trustee security or indemnity that is reasonably satisfactory to the trustee against the costs, expenses and liabilities that the trustee may incur to comply with the request or demand. Subject to the indenture, applicable law and the trustee’s rights to indemnification, the holders of a majority in aggregate principal amount of the outstanding notes will have the right to direct the time, method and place of conducting any proceeding for any remedy available to the trustee or exercising any trust or power conferred on the trustee.

No holder will have any right to institute any proceeding under the indenture, or for the appointment of a receiver or a trustee, or for any other remedy under the indenture, unless:

➢	the holder gives the trustee written notice of a continuing event of default;

➢	the holders of at least 25% in aggregate principal amount of the notes then outstanding make a written request to the trustee to pursue the remedy;

➢	the holder or holders offer and, if requested, provide the trustee indemnity reasonably satisfactory to the trustee against any loss, liability or expense; and

Description of notes

➢	the trustee fails to comply with the request within 60 days after the trustee receives the notice, request and offer of indemnity and does not receive, during those 60 days, from holders of a majority in aggregate principal amount of the notes then outstanding, a direction that is inconsistent with the request.

However, the above limitations do not apply to a suit by a holder to enforce:

➢	the payment of interest on the notes;

➢	the payment of any amounts due on that holder’s notes after the maturity date or any fundamental change repurchase date; or

➢	the right to convert that holder’s notes in accordance with the indenture.

Except as provided in the indenture, the holders of a majority of the aggregate principal amount of outstanding notes may, by notice to the trustee, waive any past default or event of default and its consequences, other than a default or event of default:

➢	in the payment of principal of, or interest on, any note or in the payment of the fundamental change repurchase price;

➢	arising from our failure to convert any note in accordance with the indenture; or

➢	in respect of any provision under the indenture that cannot be modified or amended without the consent of the holders of each outstanding note affected.

We will promptly notify the trustee upon our becoming aware of the occurrence of any default or event of default. In addition, the indenture requires us to furnish to the trustee, on an annual basis, a statement by our officers stating whether they have actual knowledge of any default or event of default by us in performing any of our obligations under such indenture or the notes and describing any such default or event of default. If a default or event of default has occurred and the trustee has received notice of the default or event of default in accordance with the indenture, the trustee must mail to each registered holder of notes a notice of the default or event of default within 30 days after receipt of the notice. However, the trustee need not mail the notice if the default or event of default:

➢	has been cured or waived; or

➢	is not in the payment or delivery of any amounts due (including principal, interest or the consideration due upon conversion) with respect to any note and the trustee in good faith determines that withholding the notice is in the best interests of the holders.

MODIFICATION AND WAIVER

We may amend or supplement the indenture or the notes with the consent of the trustee and holders of at least a majority in aggregate principal amount of the outstanding notes (including, without limitation, consents obtained in connection with a purchase of, or tender offer or exchange offer for, notes). In addition, subject to certain exceptions, the holders of a majority in aggregate principal amount of the outstanding notes may waive by consent (including, without limitation, consents obtained in connection with a purchase of, or tender offer or exchange offer for, notes) our compliance with any provision of the indenture or notes. However, without the consent of the holders of each outstanding note affected, no amendment, supplement or waiver may:

➢	extend the stated maturity of the principal of, or the payment date of any installment of interest (including any additional amounts) on, any note;

➢	reduce the principal amount of, or any interest on, any note;

➢	change the currency of payment of principal of, or interest on, any note;

➢	change, in a manner adverse to the holders of the notes, the place or manner of payment of principal of, or interest on, any note;

Description of notes

➢	impair the right to institute a suit for the enforcement of any delivery or payment on, or with respect to, or due upon the conversion of, any note;

➢	modify, in a manner adverse to the holders of the notes, the provisions of the indenture relating to the requirement to offer to purchase for cash all outstanding notes upon a fundamental change;

➢	modify the ranking provisions of the indenture in a manner adverse to the holders of the notes;

➢	adversely affect the right of the holders of the notes to convert their notes in accordance with the indenture;

➢	reduce the percentage in aggregate principal amount of outstanding notes whose holders must consent to a modification or amendment of the indenture or the notes;

➢	modify the provisions of the indenture with respect to the payment of additional amounts;

➢	reduce the percentage in aggregate principal amount of outstanding notes whose holders must consent to a waiver of compliance with any provision of the indenture or the notes or a waiver of any default or event of default; or

➢	modify the provisions of the indenture with respect to modification and waiver (including waiver of a default or event of default), except to increase the percentage required for modification or waiver or to provide for the consent of each affected holder.

We may, with the trustee’s consent, amend or supplement the indenture or the notes without notice to or the consent of any holder of the notes to:

➢	evidence the assumption of our obligations under the indenture and notes by a successor upon our amalgamation, consolidation or merger or the sale, transfer, lease, conveyance or other disposition of all or substantially all of our consolidated property or assets in accordance with the indenture;

➢	make adjustments in accordance with the indenture to the right to convert the notes upon certain reclassifications of our common shares and certain consolidations, mergers and binding share exchanges and upon the sale, transfer, lease, conveyance or other disposition of all or substantially all of our consolidated property or assets;

➢	add guarantees with respect to the notes;

➢	secure our obligations in respect of the notes;

➢	evidence and provide for the appointment of a successor trustee pursuant to the terms of the indenture;

➢	comply with the provisions of any clearing agency, clearing corporation or clearing system, or the requirements of the trustee or the registrar, relating to transfers and exchanges of the notes pursuant to the indenture;

➢	add to our covenants for the benefit of the holders of the notes or to surrender any right or power conferred upon us;

➢	comply with any requirements, or maintain the qualification of the indenture under the Trust Indenture Act of 1939, as amended; or

➢	make provision with respect to adjustments to the conversion rate as required by the indenture or to increase the conversion rate in accordance with the indenture.

In addition, we and the trustee may enter into a supplemental indenture without the consent of holders of the notes in order to cure any ambiguity, defect, omission or inconsistency in the indenture or to conform the indenture or the notes to the “Description of notes” contained in this prospectus supplement.

Description of notes

DISCHARGE

We may generally satisfy and discharge our obligations under the indenture, except the obligations to pay additional amounts, by:

➢	delivering all outstanding notes to the trustee for cancellation; or

➢	depositing with the trustee or the paying agent after such notes have become due and payable, whether at stated maturity, upon conversion, or on any fundamental change repurchase date, cash or, in the case of conversion, cash and/or our common shares, if any, sufficient to pay all amounts due on all outstanding notes and paying all other sums payable under the indenture.

In addition, in the case of a deposit, there must not exist a default or event of default with respect to the notes on the date we make the deposit, and the deposit must not result in a breach or violation of, or constitute a default under, the indenture.

CALCULATION IN RESPECT OF NOTES

We and our agents are responsible for making all calculations called for under the indenture and notes. These calculations include, but are not limited to, determination of the trading price of the notes, the volume weighted average price and the closing sale price of our common shares, the amount of cash and/or the number of shares, if any, payable or deliverable upon conversion of the notes and amounts of interest and additional amounts payable on the notes. We and our agents will make all of these calculations in good faith, and, absent manifest error, these calculations will he final and binding on all holders of notes. We will provide a copy of these calculations to the trustee, as required, and, absent manifest error, the trustee is entitled to rely on the accuracy of our calculations without independent verification.

NO PERSONAL LIABILITY OF DIRECTORS, OFFICERS, EMPLOYEES OR SHAREHOLDERS

None of our past, present or future directors, officers, employees or shareholders, as such, will have any liability for any of our obligations under the notes or the indenture or for any claim based on, or in respect or by reason of, such obligations or their creation. By accepting a note, each holder waives and releases all such liability. This waiver and release is part of the consideration for the issue of the notes. However, this waiver and release may not be effective to waive liabilities under U.S. federal securities laws, and it is the view of the SEC that such a waiver is against public policy.

SEC REPORTING

We must provide the trustee with a copy of the reports we must file with the SEC pursuant to Section 13 or 15(d) of the Exchange Act no later than the time those reports must be filed with the SEC (after giving effect to any grace period provided by Rule 12b-25 under the Exchange Act). The filing of these reports with the SEC through its EDGAR database within the time periods for filing the name under the Exchange Act (taking into account any applicable grace periods provided thereunder) will satisfy our obligation to furnish those reports to the trustee.

REPORTS TO TRUSTEE

We will promptly furnish to the trustee copies of our annual report to shareholders, containing audited financial statements, and any other financial reports which we furnish to our shareholders.

UNCLAIMED MONEY

If money deposited with the trustee or paying agent for the payment of principal of, or accrued and unpaid interest on, the notes remains unclaimed for two years, the trustee and paying agent will pay the money back to us upon our written request. However, the trustee and paying agent have the right to

Description of notes

withhold paying the money back to us until they publish (in no event later than five days after we request repayment) in a newspaper of general circulation in the City of New York, or mail to each registered holder, a notice stating that the money will be paid back to us if unclaimed after a date no less than 30 days from the publication or mailing. After the trustee or paying agent pays the money back to us, holders of notes entitled to the money must look to us for payment as general creditors, subject to applicable law, and all liability of the trustee and the paying agent with respect to the money will cease.

PURCHASE AND CANCELLATION

The registrar, paying agent and conversion agent will forward to the trustee any notes surrendered to them for transfer, exchange, payment or conversion, and the trustee will promptly cancel those notes in accordance with its customary procedures. We will not issue new notes to replace notes that we have paid or delivered to the trustee for cancellation or that any holder has converted.

We may, to the extent permitted by law, purchase notes in the open market or by tender offer at any price or by private agreement. We may, at our option and to the extent permitted by law, reissue, resell or surrender to the trustee for cancellation any notes we purchase in this manner, in the case of a re-issuance or resale, so long as such notes do not constitute “restricted securities” (as such term is defined under Rule 144 under the Securities Act) upon such re-issuance or resale. Notes surrendered to the trustee for cancellation may not be reissued or resold and will be promptly cancelled.

REPLACEMENT OF NOTES

We will replace mutilated, lost, destroyed or stolen notes at the holder’s expense upon delivery to the trustee of the mutilated notes or evidence of the loss, destruction or theft of the notes satisfactory to the trustee and us. In the case of a lost, destroyed or stolen note, we or the trustee may require, at the expense of the holder, indemnity (including in the form of a bond) reasonably satisfactory to us and the trustee.

TRUSTEE AND TRANSFER AGENT

The trustees for the notes are The Bank of New York and BNY Trust Company of Canada (together referred to as the “trustee”). We have appointed the trustee as the paying agent, bid solicitation agent, registrar, conversion agent and custodian with regard to the notes. The indenture permits the trustee to deal with us and any of our affiliates with the same rights the trustee would have if it were not trustee. However, under the Trust Indenture Act of 1939, as amended, if the trustee acquires any conflicting interest and there exists a default with respect to the notes, the trustee must eliminate the conflict or resign. The Bank of New York and its affiliates have in the past provided or may from time to time in the future provide banking and other services to us in the ordinary course of their business.

The holders of a majority in aggregate principal amount of the notes then outstanding have the right to direct the time, method and place of conducting any proceeding for any remedy available to the trustee, subject to certain exceptions. If an event of default occurs and is continuing, the trustee must exercise its rights and powers under the indenture using the same degree of care and skill as a prudent person would exercise or use under the circumstances in the conduct of his or her own affairs. The indenture does not obligate the trustee to exercise any of its rights or powers at the request or demand of the holders, unless the holders have offered to the trustee security or indemnity that is reasonably satisfactory to the trustee against the costs, expenses and liabilities that the trustee may incur to comply with the request or demand.

The transfer agent for our common shares is Computershare Investor Services Inc.

Description of notes

LISTING AND TRADING

We do not intend to apply for listing of the notes on any securities exchange or to arrange for their quotation on any interdealer quotation system. Our common shares are listed and posted for trading on the NYSE Amex under the symbol “NXG” and on the TSX under the symbol “NGX.”

FORM, DENOMINATION AND REGISTRATION OF NOTES

General

The notes will be issued in registered form, without interest coupons, in denominations of integral multiples of $1,000 principal amount, in the form of global securities, as further provided below. See “—Global securities” below for more information. The trustee need not register the transfer of or exchange any note for which the holder has delivered, and not validly withdrawn, a fundamental change repurchase notice, except with respect to that portion of the notes not being repurchased.

See “—Global securities,” “—Certificated securities” and “Transfer restrictions” for a description of additional transfer restrictions that apply to the notes.

We will not impose a service charge in connection with any transfer or exchange of any note.

Global securities

Global securities will be deposited with the trustee as custodian for The Depository Trust Company, or DTC, and registered in the name of DTC or a nominee of DTC.

Except in the limited circumstances described below and in “—Certificated securities,” holders of notes will not be entitled to receive notes in certificated form. Unless and until it is exchanged in whole or in part for certificated securities, each global security may not be transferred except as a whole by DTC to a nominee of DTC or by a nominee of DTC to DTC or another nominee of DTC.

We will apply to DTC for acceptance of the global securities in its book-entry settlement system. The custodian and DTC will electronically record the principal amount of notes represented by global securities held within DTC. Beneficial interests in the global securities will be shown on records maintained by DTC and its direct and indirect participants. So long as DTC or its nominee is the registered owner or holder of a global security, DTC or such nominee will be considered the sole owner or holder of the notes represented by such global security for all purposes under the indenture and the notes. No owner of a beneficial interest in a global security will be able to transfer such interest except in accordance with DTC’s applicable procedures and the applicable procedures of its direct and indirect participants. The laws of some jurisdictions may require that certain purchasers of securities take physical delivery of such securities in definitive form. These limitations and requirements may impair the ability to transfer or pledge beneficial interests in a global security.

Payments of principal, premium, if any, and interest under each global security will be made to DTC or its nominee as the registered owner of such global security. We expect that DTC or its nominee, upon receipt of any such payment, will immediately credit DTC participants’ accounts with payments proportional to their respective beneficial interests in the principal amount of the relevant global security as shown on the records of DTC. We also expect that payments by DTC participants to owners of beneficial interests will be governed by standing instructions and customary practices, as is now the case with securities held for the accounts of customers registered in the names of nominees for such customers. Such payments will be the responsibility of such participants, and none of us, the trustee, the custodian or any paying agent or registrar will have any responsibility or liability for any aspect of the records relating to or payments made on account of beneficial interests in any global security or for maintaining or reviewing any records relating to such beneficial interests.

Description of notes

DTC has advised us that it is a limited-purpose trust company organized under the New York Banking Law, a “banking organization” within the meaning of the New York Banking Law, a member of the Federal Reserve System, a “clearing corporation” within the meaning of the New York Uniform Commercial Code and a “clearing agency” registered under the Exchange Act. DTC was created to hold the securities of its participants and to facilitate the clearance and settlement of securities transactions among its participants in such securities through electronic book-entry changes in accounts of the participants, which eliminates the need for physical movement of securities certificates. DTC’s participants include securities brokers and dealers (including the underwriters), banks, trust companies, clearing corporations and certain other organizations, some of whom (and/or their representatives) own the depository. Access to DTC’s book-entry system is also available to others, such as banks, brokers, dealers and trust companies, that clear through or maintain a custodial relationship with a participant, either directly or indirectly. The ownership interest and transfer of ownership interests of each beneficial owner or purchaser of each security held by or on behalf of DTC are recorded on the records of the direct and indirect participants.

Certificated securities

The trustee will exchange beneficial interests in a global security for one or more certificated securities registered in the name of the owner of the beneficial interest, as identified by DTC, only if:

➢	DTC notifies us that it is unwilling or unable to continue as depositary for that global security or ceases to be a clearing agency registered under the Exchange Act and, in either case, we do not appoint a successor depositary within 90 days of such notice or cessation; or

➢	an event of default has occurred and is continuing, at the request of a beneficial owner of the notes.

Settlement and payment

We will make payments in respect of notes represented by global securities by wire transfer of immediately available funds to DTC or its nominee as registered owner of the global securities.

We expect the notes will trade in DTC’s Same-Day Funds Settlement System, and DTC will require all permitted secondary market trading activity in the notes to be settled in immediately available funds. We expect that secondary trading in any certificated securities will also he settled in immediately available funds.

Transfers between participants in DTC will be effected in the ordinary way in accordance with DTC rules and will be settled in same-day funds.

Although DTC has agreed to the above procedures to facilitate transfers of interests in the global securities among DTC participants, DTC is under no obligation to perform or to continue those procedures, and those procedures may be discontinued at any time. None of us, the underwriters or the trustee will have any responsibility for the performance by DTC or its direct or indirect participants of their respective obligations under the rules and procedures governing their operations.

We have obtained the information we describe in this prospectus supplement concerning DTC and its book-entry system from sources that we believe to be reliable, but neither we nor the underwriters take any responsibility for the accuracy of this information.

GOVERNING LAW

The indenture and the notes will be governed by and construed in accordance with the laws of the State of New York, without giving effect to such state’s conflicts of laws principles.

Price range and trading volumes

Our common shares are listed on the TSX and the NYSE Amex under the symbol “NGX” and “NXG”, respectively. The following table sets forth, for the periods indicated, the market price ranges and trading volumes of our common shares on the TSX and NYSE Amex.

TSX

	High	Low	Volume

	(Cdn$)	(Cdn$)	(millions)

2009
September	3.32	2.40	19.89
October	3.07	2.62	25.55
November	3.53	2.69	20.20
December	3.67	3.06	13.17
2010
January	3.70	2.66	8.21
February	3.01	2.47	11.83
March	3.26	2.88	35.14
April	3.39	2.98	9.43
May	3.49	2.85	14.74
June	3.35	2.94	12.00
July	3.22	2.93	5.62
August	3.24	2.94	9.42
September 1–29	3.62	3.07	14.31

NYSE Amex

	High	Low	Volume

	($)	($)	(millions)

2009
September	1.50	1.20	31.20
October	2.96	2.41	65.30
November	3.33	2.48	70.51
December	3.49	2.89	56.67
2010
January	3.59	2.48	54.76
February	2.86	2.30	52.01
March	3.23	2.75	61.91
April	3.35	2.96	43.64
May	3.44	2.66	54.38
June	3.24	2.83	45.39
July	3.08	2.76	22.43
August	3.12	2.79	28.03
September 1–29	3.54	2.92	54.57

The closing price of our common shares on the TSX and the NYSE Amex on September 29, 2010 was Cdn$3.29 and $3.14, respectively.

Certain Canadian and United States income tax considerations

The discussion below is intended to be a general description of the principal Canadian and United States federal income tax considerations generally applicable to an investment in the notes and the common shares acquired upon a conversion of a note. It does not take into account the individual circumstances of any particular investor. Therefore, prospective investors are urged to consult their own tax advisors with respect to the tax consequences of an investment in the notes and the common shares acquired upon a conversion of a note.

CANADIAN FEDERAL INCOME TAX CONSIDERATIONS

The following is a summary of the principal Canadian federal income tax considerations generally applicable under the Income Tax Act (Canada) and the Income Tax Act Regulations (collectively, the “Tax Act”) to a holder who acquires notes, as beneficial owner pursuant to this prospectus supplement and who, at all relevant times, for the purposes of the application of the Tax Act, holds such notes and common shares acquired pursuant to the terms of the notes (“shares”) as capital property, deals at arm’s length with the Corporation and is not affiliated with the Corporation or the underwriters (a “Holder”). The notes and shares generally will be considered capital property to a Holder unless either (i) the Holder holds the notes or shares in the course of carrying on a business or (ii) the Holder has acquired the notes or shares as part of an adventure or concern in the nature of trade.

This summary is based on the current provisions of the Tax Act, the current provisions of the Canada-United States Income Tax Convention (1980) in force on the date hereof (the “Convention”) and counsel’s understanding of the current administrative policies and assessing practices of the Canada Revenue Agency (the “CRA”) published in writing prior to the date hereof.

This summary also takes into account all specific proposals to amend the Tax Act publicly announced by or on behalf of the Minister of Finance (Canada) prior to the date hereof (collectively, the “Proposed Amendments”) and assumes that all Proposed Amendments will be enacted in the form proposed. However, no assurances can be given that the Proposed Amendments will be enacted in the form proposed or at all. This summary does not otherwise take into account or anticipate any changes in law or in the administrative policies or assessing practices of the CRA, whether by judicial, legislative or administrative decision or action, nor does it take into account provincial, territorial or foreign tax legislation or considerations, which may differ from those discussed herein.

This summary is of a general nature only and is not, and is not intended to be, nor should it be construed to be, legal or tax advice to any particular Holder and no representations with respect to the income tax consequences to any particular Holder are made. This summary is not exhaustive of all Canadian federal income tax considerations. Accordingly, prospective investors in notes should consult their own tax advisors with respect to their own particular circumstances.

Currency conversion

Generally, for purposes of the Tax Act, all amounts relating to the acquisition, holding or disposition of the notes or shares (other than the amounts related to the acquisition of shares on a conversion of the principal amount of notes for only shares pursuant to the Holder’s right of conversion), including interest, dividends, adjusted cost base and proceeds of disposition must be converted into Canadian dollars based on the exchange rate as determined in accordance with the Tax Act. Accordingly, the amount of interest required to be included in the income of, and capital gains or capital losses realized by, a Holder may be affected by fluctuations in the Canadian/U.S. dollar exchange rate.

Certain Canadian and United States income tax considerations

RESIDENTS OF CANADA

The following portion of the summary is generally applicable to a Holder who, at all relevant times, for the purposes of the application of the Tax Act, is or is deemed to be resident in Canada (a “Resident Holder”). Certain Resident Holders whose notes might not otherwise qualify as capital property may be entitled to make or may have already made the irrevocable election permitted by subsection 39(4) of the Tax Act the effect of which is to deem the notes, shares and any other “Canadian security” (as defined in the Tax Act) owned by such Resident Holder in the taxation year in which the election is made, and in all subsequent taxation years, to be capital property. Resident Holders whose notes might not otherwise be considered to be capital property should consult their own tax advisors concerning this election.

This portion of the summary is not applicable to a Holder (i) that is a “financial institution” for purposes of certain rules referred to as the “mark-to-market” rules, (ii) that is a “specified financial institution”, (iii) an interest in which is a “tax shelter investment” or (iv) who has elected to have the functional currency reporting rules apply to it, all as defined in the Tax Act. Such holders should consult their own advisors.

Taxation of interest on the notes

A Resident Holder that is a corporation, partnership, unit trust or trust of which a corporation or partnership is a beneficiary will be required to include in computing its income for a taxation year all interest on a note that accrues or is deemed to accrue to such Resident Holder to the end of that taxation year or that becomes receivable or is received by the Resident Holder before the end of that taxation year, except to the extent that such amount was included in the Resident Holder’s income for the year or a preceding taxation year.

Any other Resident Holder, including an individual, will be required to include in computing its income for a taxation year any interest on a note that is received or receivable by such Resident Holder in that year (depending upon the method regularly followed by the Resident Holder in computing income), to the extent that such amount was not otherwise included in the Resident Holder’s income for a preceding taxation year.

On an assignment or other transfer of a note, including a conversion pursuant to the right of conversion, a redemption or a purchase for cancellation, a Resident Holder generally will also be required to include in income the amount of interest accrued on the note from the date of the last interest payment to the date of disposition to the extent that such amount has not otherwise been included in the Resident Holder’s income for the taxation year or a preceding taxation year.

Accrued and unpaid interest to the conversion date will be deemed under the terms of the notes to be paid in full upon the conversion and will therefore be treated as received by the Resident Holder. See “Description of notes—Conversion rights”.

Disposition of notes

In general, a disposition or deemed disposition of a note, including a redemption, payment on maturity, purchase for cancellation or a conversion (but not including a conversion of a note where the Resident Holder receives only shares (plus any cash in lieu of a fraction of a share) pursuant to the Resident Holder’s conversion right) will give rise to a capital gain (or capital loss) to the extent that the proceeds of disposition, net of any accrued interest and any amounts included in the Resident Holder’s income on such disposition or deemed disposition as interest, exceed (or are less than) the aggregate of the adjusted cost base of the note to the Resident Holder immediately before the disposition or deemed disposition and any reasonable costs of the disposition. The cost of a note to the Resident Holder thereof generally will be the amount paid therefor and must be averaged with the adjusted cost base of any other

Certain Canadian and United States income tax considerations identical notes held at that time by the Resident Holder as capital property for the purpose of calculating the adjusted cost base of the notes to the Resident Holder. Such capital gain (or capital loss) will be subject to the tax treatment described below under the heading. “Taxation of capital gains and capital losses”.

If on a conversion the Corporation elects to pay the Resident Holder in a combination of cash and shares or cash only, the Resident Holder’s proceeds of disposition of the note on the conversion will be equal to the fair market value, at the time of disposition of the note, of the shares and any cash received (except in satisfaction of accrued and unpaid interest), which may result in a capital gain (or a capital loss) being realized by the Resident Holder on the conversion. Such capital gain (or capital loss) will be subject to the tax treatment described below under the heading “Taxation of capital gains and capital losses.” The cost to the Resident Holder of the shares so acquired will be equal to the fair market value thereof at the time of acquisition and must be averaged with the adjusted cost base of all other shares held at that time by the Resident Holder as capital property for the purpose of calculating the adjusted cost base of the shares to the Resident Holder.

Exercise of conversion right

The conversion of notes into only shares plus any cash in lieu of a fraction of a share pursuant to a Resident Holder’s right of conversion generally will be deemed not to constitute a disposition of the notes pursuant to the Tax Act and, accordingly, a Resident Holder will not realize a capital gain or capital loss on such conversion. Upon a conversion of a note, interest accrued thereon to the date of conversion will be included in computing the income of the Resident Holder as described above under the heading “Taxation of interest on the notes”.

A Resident Holder’s aggregate cost of the shares acquired on conversion of the notes where the Resident Holder receives only shares (plus any cash in lieu of a fraction of a share) will be equal to the aggregate adjusted cost base of the notes converted and the amount of the accrued and unpaid interest on the note up to, but not including, the conversion date, which is included in such Resident Holder’s income, subject to the discussion below regarding cash in lieu of a fraction of a share. The adjusted cost base of such shares will be averaged with the adjusted cost base of all other common shares of the Corporation held at that time by the Resident Holder as capital property.

Under the current administrative practice of the CRA, a Resident Holder who, upon conversion of the notes where the Resident Holder receives only shares (plus cash in lieu of a fraction of a share), receives cash not in excess of $200 in lieu of a fraction of a share may either treat this amount as proceeds of disposition of a portion of the notes thereby realizing a capital gain or capital loss, as discussed below under the heading “Taxation of capital gains and capital losses”, or alternatively may reduce the adjusted cost base of the shares that the Resident Holder receives on the conversion by the amount of cash received.

Receipt of dividends on shares

A Resident Holder will be required to include in computing its income for a taxation year any taxable dividends received (or deemed to be received) on the shares.

Dividends received or deemed to be received on the shares by a Resident Holder that is an individual (other than certain trusts) will be included in computing the individual’s income and generally will be subject to the gross-up and dividend tax credit rules normally applicable to taxable dividends received from a “taxable Canadian corporation” (as defined in the Tax Act), including the enhanced gross-up and dividend tax credit for “eligible dividends” (as defined in the Tax Act). A dividend will be eligible for the enhanced gross-up and dividend tax credit if the recipient receives written notice (which may include a notice published on the Corporation’s website) from the Corporation designating the dividend as an eligible dividend.

Certain Canadian and United States income tax considerations

A Resident Holder that is a corporation will include dividends received or deemed to be received on shares in computing its income for tax purposes and generally will be entitled to deduct the amount of such dividends in computing its taxable income. Certain corporations, including a “private corporation”, as defined in the Tax Act, or any other corporation controlled, whether by a beneficial interest in one or more trusts or otherwise, by or for the benefit of an individual (other than a trust) or a related group of individuals (other than trusts) generally will be liable to pay a refundable tax under Part IV of the Tax Act of 33 1/3% on dividends received or deemed to be received on shares to the extent such dividends are deductible in computing taxable income.

Disposition of shares

A disposition or a deemed disposition of a share by a Resident Holder generally will result in the Resident Holder realizing a capital gain (or a capital loss) equal to the amount by which the proceeds of disposition of the share are greater (or less) than the aggregate of the Resident Holder’s adjusted cost base thereof and any reasonable costs of disposition. Such capital gain (or capital loss) will be subject to the tax treatment described below under the heading “Taxation of capital gains and capital losses”.

Taxation of capital gains and capital losses

Generally, one-half of any capital gain (a “taxable capital gain”) realized by a Resident Holder in a taxation year must be included in the Resident Holder’s income for the year, and one-half of any capital loss (an “allowable capital loss”) realized by a Resident Holder in a taxation year must be deducted from taxable capital gains realized by the Resident Holder in that year. Allowable capital losses for a taxation year in excess of taxable capital gains for that year generally may be carried back and deducted in any of the three preceding taxation years or carried forward and deducted in any subsequent taxation year against net taxable capital gains realized in such years, to the extent and under the circumstances described in the Tax Act.

The amount of any capital loss realized by a Resident Holder that is a corporation on the disposition of a share may be reduced by the amount of dividends received or deemed to be received by it on such share (or on a share for which the share has been substituted) to the extent and under the circumstances described by the Tax Act. Similar rules may apply where a company is a member of a partnership or a beneficiary of a trust that owns shares, directly or indirectly, through a partnership or a trust.

Qualified investments

Provided that the shares of the Corporation are at all times listed on a “designated stock exchange” (which currently includes the TSX and NYSE) within the meaning of the Tax Act, the notes and shares would, if issued on the date hereof, be “qualified investments” under the Tax Act for a trust governed by a registered retirement savings plan, a registered retirement income fund, a registered education savings plan, a registered disability savings plan, a tax-free savings account (“TFSA”) or a deferred profit sharing plan (other than, in the case of a note, a deferred profit sharing plan for which any employer is the Corporation or is an employer with whom the Corporation does not deal at arm’s length within the meaning of the Tax Act) and, provided the holder of a TFSA does not have a “significant interest” (within the meaning of the Tax Act) in the Corporation or is in a corporation, partnership or trust that does not deal at arm’s length with the Corporation, will not be a “prohibited investment” under the Tax Act for such TFSA.

NON-RESIDENTS OF CANADA

The following portion of the summary is generally applicable to a Holder who, at all relevant times, for purposes of the application of the Tax Act, is not, and is not deemed to be, a resident of Canada, deals at arm’s length with any transferee resident (or deemed to be resident) in Canada and to whom the

Certain Canadian and United States income tax considerations

Holder disposes of the notes, and has not and will not use or hold the notes or shares in or in the course of carrying on business in Canada (a “Non-Resident Holder”). Special rules, which are not discussed below, may apply to a Non-Resident Holder that is an “authorized foreign bank” (as defined in the Tax Act) or that is an insurer which carries on business in Canada and elsewhere.

Interest on the notes

A Non-Resident Holder will not be subject to Canadian withholding tax in respect of amounts paid or credited or deemed to have been paid or credited by the Corporation as, on account or in lieu of, or in satisfaction of, interest or principal on the notes.

Disposition of notes and shares

A Non-Resident Holder will not be subject to tax under the Tax Act in respect of any capital gain realized by such Non-Resident Holder on a disposition or deemed disposition of a note (but not including the conversion of a note into shares (plus any cash in lieu of a fraction of a share) pursuant to the Non-Resident Holder’s conversion right) or a share, as the case may be, unless the note or share is deemed to be “taxable Canadian property” (as defined in the Tax Act) of the Non-Resident Holder at the time of disposition and the Non-Resident Holder is not entitled to relief under any applicable tax treaty or convention. As long as the shares are listed on a “designated stock exchange” for purposes of the Tax Act (which currently includes the TSX and the NYSE) at the time of disposition of a note or share, the notes and shares generally will not constitute taxable Canadian property of a Non-Resident Holder unless, at any time during the 60-month period preceding the disposition, (a) the Non-Resident holder, persons not dealing at arm’s length with such Non-Resident Holder or the Non-Resident Holder together with all such persons, owned 25% or more of the issued shares of any class or series of the capital stock of the Corporation and (b) more than 50% of the fair market value of the shares was derived directly or indirectly from one or any combination of: (i) real or immovable property situated in Canada; (ii) “Canadian resource properties” (as defined in the Tax Act); (iii) “timber resource properties” (as defined in the Tax Act); and (iv) options in respect of, or interests in or rights in property described in (i) to (iii). A Non-Resident Holder owning notes or shares that may constitute taxable Canadian property should consult its tax advisors prior to a disposition thereof.

Exercise of conversion right

The conversion of notes into only shares (plus cash in lieu of a fraction of a share) pursuant to a Non-Resident Holder’s conversion right generally will be deemed not to constitute a disposition of the notes pursuant to the Tax Act and, accordingly, the Non-Resident Holder will not realize a capital gain or capital loss on such conversion.

Taxation of dividends on shares

Where a Non-Resident Holder receives or is deemed to receive a dividend on shares, the amount of such dividend will be subject to Canadian withholding tax at the rate of 25% of the gross amount of the dividend unless the rate is reduced under the provisions of an applicable tax treaty or convention. Where the Non-Resident Holder is a resident of the United States who is entitled to benefits under the Convention and is the beneficial owner of the dividends, under the Convention the rate of Canadian withholding tax applicable to dividends is generally reduced to 15%.

CERTAIN U.S. FEDERAL INCOME TAX CONSIDERATIONS FOR U.S. HOLDERS

Notice Pursuant to U.S. Internal Revenue Service Circular 230:  To ensure compliance with requirements imposed by the U.S. Internal Revenue Service, you are hereby notified that: (i) any discussion of U.S. federal tax issues set forth herein, including attachments, is not intended or written to

Certain Canadian and United States income tax considerations be relied upon and cannot be relied upon by any person for the purpose of avoiding penalties that may be imposed under the U.S. Internal Revenue Code; (ii) such discussion is written in connection with the promotion or marketing of the transactions or matters addressed herein; and (iii) you should seek advice based on your particular circumstances from an independent tax advisor.

The following is a discussion of certain U.S. federal income tax considerations relevant to “U.S. Holders” (as defined below) of the acquisition, ownership and disposition of the notes and the shares of common stock into which the notes may be converted (the “conversion shares”). The discussion is based on the U.S. Internal Revenue Code of 1986, as amended (the “Code”), U.S. Treasury regulations, judicial authorities, published positions of the U.S. Internal Revenue Service (the “IRS”) and other applicable authorities, all as in effect on the date hereof and all of which are subject to change, possibly with retroactive effect or differing interpretations, which could affect the tax considerations described herein.

This discussion only addresses U.S. Holders who beneficially own the notes or conversion shares as “capital assets” for U.S. federal income tax purposes (generally, property held for investment) and who purchase the notes on original issuance at the initial offering price (the first price at which a substantial portion of the notes is sold to persons other than bond houses, brokers, or similar persons or organizations acting in the capacity of underwriters, placement agents or wholesalers). This discussion assumes that the notes will be treated as debt and not equity for U.S. federal income tax purposes. This discussion does not address the tax consequences to subsequent purchasers of notes. In addition, this discussion does not address all the tax consequences that might be relevant to U.S. Holders in light of their particular circumstances, nor does it discuss the U.S. federal income tax consequences to U.S. Holders subject to special treatment under the Code, including, but not limited to: (a) U.S. Holders that are tax-exempt organizations, qualified retirement plans, individual retirement accounts, or other tax-deferred accounts; (b) U.S. Holders that are financial institutions, insurance companies, real estate investment trusts, or regulated investment companies or that are broker-dealers, dealers, or traders in securities or currencies that elect to apply a mark-to-market accounting method; (c) U.S. Holders that have a “functional currency” other than the U.S. dollar; (d) U.S. Holders that are liable for the alternative minimum tax under the Code; (e) U.S. Holders that beneficially own notes or conversion shares as part of a straddle, hedging transaction, conversion transaction, constructive sale, or other arrangement involving more than one position; (f) U.S. Holders that acquired notes or conversion shares in connection with the exercise of employee stock options or otherwise as compensation for services; (g) U.S. Holders who are U.S. expatriates or former long-term residents of the United States; or (h) U.S. Holders that beneficially own or owned (directly, indirectly, or by attribution) 10 percent or more of the voting power of our outstanding shares.

This discussion does not address any estate, gift, state, local, non-U.S. or other tax consequences, except as specifically provided herein.

A “U.S. Holder” is a beneficial owner of the notes or conversion shares that is (a) an individual who is a U.S. citizen or resident for U.S. federal income tax purposes; (b) a corporation, or other entity taxable as a corporation for U.S. federal income tax purposes, created or organized in or under the laws of the United States, the District of Columbia or any state in the United States; (c) an estate the income of which is subject to U.S. federal income taxation regardless of its source; or (d) a trust, if its administration is subject to the primary supervision of a U.S. court and one or more U.S. persons have the authority to control all substantial decisions of the trust, or if it has made an election under applicable U.S. Treasury regulations to be treated as a U.S. person.

If a partnership (including any entity treated as a partnership for U.S. federal income tax purposes) beneficially owns the notes or conversion shares, the U.S. federal income tax treatment of a partner in the partnership will depend on the status of the partner and the activities of the partnership. Partnerships that beneficially own the notes or conversion shares, and partners in such partnerships, are

Certain Canadian and United States income tax considerations urged to consult their own tax advisors regarding the U.S. federal income tax consequences of holding the notes or conversion shares.

The following discussion is of a general nature only and is not intended as a substitute for careful tax planning and advice. Prospective investors are urged to consult their own tax advisors regarding the U.S. federal income tax consequences of the acquisition, ownership and disposition of the notes or conversion shares in light of their particular circumstances.

NOTES

Payments of interest

It is expected that the notes will not be issued with “original issue discount”. If this is the case, interest (including additional amounts, if any) on a note generally will be taxable to a U.S. Holder as ordinary income at the time it is received or accrued, in accordance with the holder’s method of accounting for tax purposes. Interest paid by us on the notes and interest accrued with respect to the notes generally will constitute income from sources outside the U.S. and generally will be treated as “passive category income” for U.S. foreign tax credit purposes. Should any Canadian tax be withheld from payments on the notes, the amount withheld will be included in such holder’s income at the time such amount is treated as received or accrued in accordance with such holder’s method of tax accounting. Canadian withholding tax, if any, imposed on a U.S. Holder would, subject to limitations and conditions and at the election of such holder, be treated as foreign income tax eligible for credit against such holder’s U.S. federal income tax liability or a deduction in computing taxable income, to the extent such tax is not otherwise refundable. The Code applies various limitations on the amount of foreign taxes that may be claimed as a credit by U.S. taxpayers. Because of the complexity of those limitations, U.S. Holders should consult their own tax advisors with respect to the amount of foreign taxes that can be claimed as a credit.

Sale, exchange and redemption of notes

Generally, upon the sale, exchange or redemption of a note, a U.S. Holder will recognize taxable gain or loss equal to the difference between the amount realized on the sale, exchange, or redemption (less any amount attributable to accrued but unpaid interest not previously included in income, which will be taxable as such) and such U.S. Holder’s adjusted tax basis in the note. A U.S. Holder’s adjusted tax basis in a note generally will equal the cost of such note to such U.S. Holder. Unless we are a passive foreign investment company (as discussed below) during the U.S. Holder’s holding period for the notes, such gain or loss generally will be capital gain or loss and will be long-term capital gain or loss if at the time of sale, exchange or redemption the note has been held by such U.S. Holder for more than one year, and generally will be treated as from U.S. sources for the purposes of the U.S. foreign tax credit limitation. A non-corporate U.S. Holder may be eligible for reduced rates of taxation on any long-term capital gain recognized on the notes. The deductibility of capital losses is subject to limitations.

Conversion of notes

The notes may be settled upon conversion by delivery of conversion shares, delivery of cash, or delivery of a combination of conversion shares and cash. A U.S. Holder generally will not recognize any income, gain or loss upon conversion of a note into conversion shares, except with respect to (i) cash received in lieu of a fractional conversion share, or (ii) conversion shares that are attributable to accrued but unpaid interest not previously included in gross income. To the extent we pay cash to a U.S. Holder upon a conversion of the notes instead of delivering conversion shares, such U.S. Holder should recognize gain or loss, if any, as if such holder redeemed the portion of notes attributable to the receipt of cash in the same manner as described above under “Sale, Exchange and Redemption of Notes”. Cash received in lieu of a fractional conversion share upon conversion will be treated as a payment in

Certain Canadian and United States income tax considerations exchange for such fractional share. Accordingly, the receipt of cash in lieu of a fractional conversion share generally will result in capital gain or loss measured by the difference between the cash received for the fractional share and the U.S. Holder’s adjusted tax basis in the notes that is allocated to the fractional share and will be long-term capital gain or loss if the U.S. Holder held the notes for more than one year at the time of conversion. Amounts that are attributable to accrued but unpaid interest generally will be taxable to the U.S. Holder as interest to the extent not previously included in gross income.

A U.S. Holder’s initial tax basis in the conversion shares received on conversion of a note will be the same as the U.S. Holder’s adjusted tax basis in the notes at the time of conversion, reduced by any tax basis allocable to a fractional share treated as exchanged for cash. However, the tax basis of conversion shares received upon a conversion with respect to accrued but unpaid interest should equal the fair market value of such conversion shares. The holding period for the conversion shares received on conversion generally will include the holding period of the notes converted. To the extent any conversion shares issued upon a conversion are allocated to accrued interest, however, the U.S. Holder’s holding period for such conversion shares may commence on the day following the date of delivery of the conversion shares.

Constructive dividends

The conversion rate of the notes is subject to adjustment under certain circumstances. Under Section 305 of the Code, adjustments to the conversion rate that increase a U.S. Holder’s proportionate interest in our assets or our earnings and profits may in certain circumstances result in a constructive dividend that is taxable to such U.S. Holder to the extent of our current and accumulated earnings and profits, as determined under U.S. federal income tax principles. Generally, an increase in the conversion rate pursuant to a bona-fide, reasonable formula which has the effect of preventing the dilution of the interest of U.S. Holders in the notes will not be considered to result in a constructive dividend. However, certain adjustments in the notes (including, without limitation, adjustments to the conversion rate of the notes in connection with cash dividends to our stockholders) will not qualify as being pursuant to a bona-fide, reasonable formula. If such adjustments are made, a U.S. Holder will, to the extent of our current and accumulated earnings and profits, be deemed to have received a constructive dividend even though such U.S. Holder has not received any cash or property as a result of the adjustment. In addition, a failure to adjust the conversion price of the notes to reflect a stock dividend or similar event could in some circumstances give rise to a constructive dividend to U.S. Holders of conversion shares.

CONVERSION SHARES

Taxation of distributions

Subject to the passive foreign investment company rules discussed below, distributions with respect to conversion shares (before reduction for Canadian withholding taxes) out of our current or accumulated earnings and profits, as determined for U.S. federal income tax purposes, will be taxable as dividends and must be includable in a U.S. Holder’s ordinary income when received. Certain dividends received by a non-corporate U.S. shareholder, including an individual, from a non-U.S. corporation during taxable years beginning before January 1, 2011 will be taxed at a maximum rate of 15% under current law, provided the U.S. shareholder has held the stock for more than 60 days during the 121-day period beginning 60 days before the ex-dividend date (i.e., the first date that a purchaser of conversion shares will not be entitled to receive such dividend) and certain other conditions are satisfied. Dividends received from a non-U.S. corporation generally will qualify for this reduced tax rate if the corporation is eligible for the benefits of a comprehensive income tax treaty with the United States that includes an exchange of information provision and that the U.S. Treasury Department has determined to be satisfactory for purposes of the qualified dividend provisions of the Code. The U.S. Treasury Department has determined

Certain Canadian and United States income tax considerations that the Canada-United States Income Tax Convention of 1980, as amended (the “Treaty”) is satisfactory for such purposes. Dividends received from a non-U.S. corporation that otherwise meets this qualification will not qualify for the reduced rate if the non-U.S. corporation is a PFIC for the taxable year in which a dividend is paid or was a PFIC for the previous taxable year. Subject to the PFIC rules discussed below, we believe that we are eligible for the benefits of the Treaty and that any dividends that we pay to non-corporate U.S. Holders, including individuals, should qualify for the 15% maximum tax rate under current law. Dividends on conversion shares will not be eligible for the dividends-received deduction generally allowed to U.S. corporations.

A U.S. Holder may at the election of such U.S. Holder be entitled to claim a U.S. foreign tax credit for, or deduct, Canadian taxes that are withheld on dividends received by such U.S. Holder, subject to applicable limitations in the Code. Dividends generally will be income from sources outside the United States and generally will be “passive category income” or, in certain circumstances, “general category income” for purposes of computing the U.S. foreign tax credit allowable to a U.S. Holder. The rules governing the U.S. foreign tax credit are complex. Accordingly, U.S. Holders are urged to consult their own tax advisors regarding the availability of the U.S. foreign tax credit in light of their particular circumstances.

To the extent that the amount of any distribution exceeds our current and accumulated earnings and profits as determined for U.S. federal income tax purposes, then such excess amount would be treated first as a non-taxable return of capital to the extent of a U.S. Holder’s adjusted basis in its conversion shares with respect to which the distribution is made (resulting in a corresponding reduction in the tax basis of such shares) and as a capital gain to the extent such portion exceeds such holder’s adjusted basis in such shares. As a non-U.S. corporation, we do not maintain books and records for the purpose of determining our current and accumulated earnings and profits for U.S. federal income tax purposes. Accordingly, U.S. Holders should expect that a distribution generally will be treated as a dividend for U.S. federal income tax reporting purposes.

The amount of a distribution paid to a U.S. Holder in foreign currency generally will be equal to the U.S. dollar value of such distribution based on the exchange rate applicable on the date of receipt. A U.S. Holder that does not convert foreign currency received as a distribution into U.S. dollars on the date of receipt generally will have a tax basis in such foreign currency equal to the U.S. dollar value of such foreign currency on the date of receipt. Such a U.S. Holder generally will recognize ordinary income or loss from sources within the United States on the subsequent sale or other taxable disposition of such foreign currency (including an exchange for U.S. dollars).

Sale or other taxable disposition of conversion shares

Subject to the PFIC rules discussed below, a U.S. Holder will recognize taxable gain or loss on any sale or other taxable disposition of conversion shares in an amount equal to the difference between the amount received for the conversion shares and the U.S. Holder’s adjusted tax basis in such conversion shares. Generally, such gain or loss will be a capital gain or loss. Capital gains of non-corporate U.S. Holders, including individuals, derived with respect to capital assets held for more than one year generally are eligible for reduced rates of U.S. federal income tax under current law. The deductibility of capital losses is subject to limitations. Such gain or loss generally will be treated as income or loss from sources within the United States for U.S. foreign tax credit limitation purposes.

PASSIVE FOREIGN INVESTMENT COMPANY CONSIDERATIONS

A foreign corporation is a passive foreign investment company (“PFIC”) for U.S. federal income tax purposes if, during any taxable year, (i) 75% or more of its gross income consists of certain types of passive income, or (ii) the average value of its passive assets (generally assets that generate passive income) is 50% or more of the average value of all of its assets. If we were to be treated as a PFIC,

Certain Canadian and United States income tax considerations unless a U.S. Holder were to make certain elections, gain recognized upon a disposition (including, under certain circumstances, a pledge) of conversion shares by such U.S. Holder would be allocated ratably over the U.S. Holder’s holding period for such conversion shares. Similarly, under certain proposed regulations, gain on disposition of the notes would be allocated ratably over the U.S. Holder’s holding period for such notes. The amounts allocated to the taxable year of disposition and to years before we became a PFIC would be taxed as ordinary income. The amount allocated to each other taxable year would be subject to tax at the highest rate in effect for such taxable year for individuals or corporations, as appropriate, and an interest charge would be imposed on the tax attributable to such allocated amounts. Further, to the extent that any distribution received by a U.S. Holder on its conversion shares were to exceed 125% of the average of the annual distributions on such conversion shares received during the preceding three years or the U.S. Holder’s holding period, whichever is shorter, such distribution would be subject to taxation in the manner just described for gains. Additionally, dividends paid by us would not be eligible for the special reduced rate of tax described above under “Taxation of Distributions.” Prospective investors should consult their tax advisors regarding the potential application of the PFIC regime. For PFIC purposes, the holding period of conversion shares acquired upon the conversion of notes includes the holding period of the notes. Finally, if we were a PFIC in any taxable year, a U.S. Holder of conversion shares would be required to file an information return on IRS Form 8621.

Based on available financial information, current business plans and the nature of our business, we do not believe we were a PFIC for the taxable year ending December 31, 2009 or that we will be a PFIC in subsequent taxable years. If our income or asset composition were to become more passive (including through the acquisition of assets that generate passive income, or minority investments in stock of corporations), we could potentially become a PFIC. Our PFIC status for any taxable year may also depend upon the extent to which our revenue is subject to special PFIC rules with respect to “commodities”, an analysis that raises uncertainties in application and interpretation. Additionally, if we were a PFIC and were to form or acquire non-U.S. subsidiaries that are treated as corporations for U.S. tax purposes, such subsidiaries could potentially be PFICs. If we were to own a subsidiary treated as a PFIC, then taxable U.S. Holders could be adversely affected as a result of their indirect ownership of stock in such subsidiary.

INFORMATION REPORTING AND BACKUP WITHHOLDING

In general, information reporting will apply to dividends on the conversion shares and the proceeds of the sale or other taxable disposition of the notes or conversion shares unless a U.S. Holder is an exempt recipient. Backup withholding generally will not apply to such payments unless a U.S. Holder fails to provide a taxpayer identification number, fails to comply with certain certification procedures or otherwise fails to establish an exemption from backup withholding. If backup withholding applies, the relevant payor must withhold U.S. federal income tax on such payments (currently at the rate of 28%, and scheduled to increase to 31% for taxable years beginning after December 31, 2010). Any amount withheld under the backup withholding rules will be allowed as a refund or credit against a U.S. Holder’s U.S. federal income tax liability, provided the required information is furnished to the IRS in a timely manner.

RECENT LEGISLATIVE DEVELOPMENTS

Newly enacted legislation requires certain U.S. Holders that are individuals, estates or trusts to pay up to an additional 3.8% tax on, among other things, interest, dividends and capital gains for taxable years beginning after December 31, 2012. In addition, for taxable years beginning after March 18, 2010, new legislation requires certain U.S. Holders who are individuals that hold certain foreign financial assets (which may include the notes or conversion shares) to report information relating to such assets, subject to certain exceptions. U.S. Holders should consult their own tax advisors regarding the effect, if any, of this legislation on their ownership and disposition of the notes or conversion shares.

Underwriting

Pursuant to an underwriting agreement (the “underwriting agreement”) dated September 30, 2010, we have agreed to sell and the underwriters listed below have severally agreed to purchase on October 5, 2010, or such later date as may be agreed upon, but not later than October 12, 2010, subject to the terms and conditions stated therein, $150,000,000 aggregate principal amount of notes at par, payable in cash to us against delivery of such principal amount of notes. The obligations of the underwriters may be terminated upon the occurrence of the events specified in the underwriting agreement. The underwriting agreement provides that the underwriters must buy all of the notes if they buy any of them. However, the underwriters are not required to take or pay for the notes covered by the over-allotment option described below. The offering price of the notes was established by negotiation between us and the underwriters.

Subject to the terms and conditions of the underwriting agreement, each of the underwriters has severally agreed to purchase the aggregate principal amount of notes listed next to its name in the following table:

Principal amount
Underwriters	of notes

UBS Securities LLC(1)	112,500,000
Canaccord Genuity Corp.	7,500,000
CIBC World Markets Inc.	7,500,000
Mackie Research Capital Corporation	7,500,000
Cormark Securities Inc.	3,000,000
Credit Suisse Securities (Canada), Inc.	3,000,000
Macquarie Capital Markets Canada Ltd.	3,000,000
Scotia Capital Inc.	3,000,000
TD Securities Inc.	3,000,000

Total	$150,000,000

(1)	UBS Securities LLC is the sole book-running manager of this offering.

Our notes are offered subject to a number of conditions, including:

➢	receipt and acceptance of our notes by the underwriters;

➢	approval of legal matters by counsel, including the validity of the notes;

➢	the underwriters’ right to reject orders in whole or in part; and

➢	other conditions contained in the underwriting agreement, such as the receipt by the underwriters of officers’ certificates and legal opinions.

In connection with this offering, certain of the underwriters or securities dealers may distribute prospectuses electronically. This offering is being made concurrently in all of the provinces of Canada, except Québec, and in the United States pursuant to the multi-jurisdictional disclosure system implemented by the SEC and the securities regulatory authorities in Canada. The notes will be offered in the United States and Canada by the underwriters either directly or through their respective U.S. or Canadian broker-dealer affiliates or agents, as applicable. Subject to applicable law, the underwriters may offer the notes outside of Canada and the United States, either directly or through their affiliates.

OVER-ALLOTMENT OPTION

We have granted the underwriters an over-allotment option to buy up to additional $20,000,000 aggregate principal amount of notes. The underwriters may exercise this option solely for the purpose of covering over allotments, if any, made in connection with this offering. The underwriters have 30 days from the date of this prospectus supplement to exercise this option. If the underwriters exercise

Underwriting

this option, they will each purchase additional notes approximately in proportion to the amounts specified in the table above. Under applicable Canadian securities laws, this prospectus supplement and the accompanying base shelf prospectus also qualify the grant of the over-allotment option and the distribution of the additional notes issuable on exercise of the over-allotment option. A purchaser who acquires notes forming part of the underwriters’ over-allocation position acquires those notes under this prospectus supplement, regardless of whether the over-allocation position is ultimately filled through the exercise of the over-allotment option or secondary market purchases.

COMMISSION

Notes sold by the underwriters to the public will initially be offered at the offering price set forth on the cover of this prospectus supplement. We have agreed to pay to the underwriters a fee of $32.50 per $1,000 principal amount of the notes purchased by the underwriters. The following table shows the per note and total underwriting commission we will pay to the underwriters, assuming both no exercise and full exercise of the over-allotment option:

	Over-allotment option	Over-allotment option
	not exercised	fully exercised

Per note	$32.50	$32.50
Total	$4,875,000	$5,525,000

We estimate that the total expenses of this offering payable by us, not including the underwriting commissions, will be approximately $1 million.

After a reasonable effort has been made to sell all of the notes at the initial offering price, the underwriters may subsequently reduce and thereafter change, from time to time, the price at which the notes are offered to an amount not greater than the initial offering price. The compensation realized by the underwriters will be decreased by the amount that the aggregate price paid by purchasers for the notes is less than the gross proceeds paid by the underwriters to us.

NO SALES OF SIMILAR SECURITIES

We and our officers and directors have agreed that, subject to certain exceptions, for a period of 90 days from the date of the underwriting agreement we and they will not, without the prior written consent of UBS Securities LLC, directly or indirectly, offer, sell, agree to offer or sell, solicit offers to purchase, grant any call option or purchase any put option with respect to, pledge, borrow or otherwise dispose of any of our common shares, debt securities or any other of our securities that are substantially similar to our common shares or the notes, or any securities convertible into or exchangeable or exercisable for, or any warrants or other rights to purchase, the foregoing, and will not establish or increase any “put equivalent position” or liquidate or decrease any “call equivalent position” (in each case within the meaning of Section 16 of the U.S. Securities Exchange Act of 1934, as amended (the “U.S. Exchange Act”), and the rules and regulations promulgated thereunder), or otherwise enter into any swap, derivative or other transaction or arrangement that transfers to another, in whole or in part, any economic consequence of ownership of, or with respect to, any such securities.

INDEMNIFICATION AND CONTRIBUTION

We have agreed in the underwriting agreement to indemnify the underwriters against certain liabilities, including liabilities under the U.S. Securities Act of 1933, as amended (the “U.S. Securities Act”), and applicable Canadian securities laws, and, where such indemnification is unavailable, to contribute to payments that the underwriters may be required to make in respect of such liabilities.

SECURITIES EXCHANGE LISTINGS

There is currently no public market for the notes. We do not intend to apply for the notes to be listed on any securities exchange or to arrange for the notes to be quoted on any quotation system. Our

Underwriting

common shares are listed for trading on the NYSE Amex under the symbol “NXG” and on the TSX under the symbol “NGX”.

Application has been made to list the common shares issuable on conversion of the notes offered hereby on the TSX and the NYSE Amex. Listing will be subject to us fulfilling all of the listing requirements of the TSX and the NYSE Amex.

There is no market through which the notes may be sold and purchasers may not be able to resell the notes. This may affect the pricing of the notes in the secondary market, the transparency and availability of trading prices, the liquidity of the notes and the extent of issuer regulation. See “Risk Factors”.

PRICE STABILIZATION, SHORT POSITIONS

In order to facilitate this offering of notes, the underwriters may engage in transactions that stabilize, maintain or otherwise affect the market price of the notes or our common shares at levels other than those which otherwise might prevail on the open market in accordance with Regulation M under the U.S. Exchange Act and other applicable requirements.

The underwriters may over-allot the notes in connection with this offering, thus creating a short position for their own account. Short sales involve the sale by the underwriters of a greater number of notes than they are committed to purchase in this offering. To cover these short sales positions or to stabilize the market price of the notes or our common shares, the underwriters may bid for, and purchase, the notes or our common shares in the open market. These transactions may be effected on the NYSE Amex, the TSX or otherwise. Additionally, UBS Securities LLC, on behalf of the underwriters, may also reclaim selling concessions allowed to another underwriter or dealer. Similar to other purchase transactions, the underwriters’ purchases to cover the syndicate short sales or to stabilize the market price of the notes or our common shares may have the effect of raising or maintaining the market price of the notes or common shares or preventing or mitigating a decline in the market price of the notes or our common shares. As a result, the price of the notes or our common shares may be higher than the price that might otherwise exist in the open market. No representation is made as to the magnitude or effect of any such stabilization or other activities. The underwriters are not required to engage in these activities and, if commenced, may discontinue any of these activities at any time.

AFFILIATIONS

From time to time, the underwriters and/or their affiliates may in the future engage in investment banking and other commercial dealings in the ordinary course of business with us for which they would expect to receive customary fees and commissions.

Copies of this prospectus supplement and the accompanying base shelf prospectus in electronic format may be made available on the websites maintained by one or more of the underwriters. UBS Securities LLC may agree to allocate a number of notes to underwriters for sale to their online brokerage account holders. UBS Securities LLC will allocate notes to underwriters that may make Internet distributions on the same basis as other allocations. In addition, notes may be sold by the underwriters to securities dealers who resell shares to online brokerage account holders.

EUROPEAN ECONOMIC AREA

In relation to each Member State of the European Economic Area, or EEA, which has implemented the Prospectus Directive (as defined below) (each, a “Relevant Member State”), with effect from and including the date on which the Prospectus Directive is implemented in that Relevant Member State (the “Relevant Implementation Date”), the notes may not be offered to the public in that Relevant Member State prior to the publication of a prospectus in relation to the notes that has been approved by the competent authority in that Relevant Member State or, where appropriate, approved in another Relevant Member State and notified to the competent authority in that Relevant Member State, all in

Underwriting

accordance with the Prospectus Directive, except that, with effect from and including the Relevant Implementation Date, the notes may be offered to the public in that Relevant Member State at any time: (a) to legal entities which are authorized or regulated to operate in the financial markets or, if not so authorized or regulated, whose corporate purpose is solely to invest in securities; (b) to any legal entity which has two or more of (1) an average of at least 250 employees during the last financial year; (2) a total balance sheet of more than €43,000,000 and (3) an annual net turnover of more than €50,000,000, as shown in its last annual or consolidated accounts; or (c) in any other circumstances which do not require the publication by us of a prospectus pursuant to Article 3 of the Prospectus Directive. As used above, the expression “offered to the public” in relation to the notes in any Relevant Member State means the communication in any form and by any means of sufficient information on the terms of the offer and the notes to be offered so as to enable an investor to decide to purchase or subscribe for the notes, as the same may be varied in that Member State by any measure implementing the Prospectus Directive in that Member State and the expression “Prospectus Directive” means Directive 2003/71/EC and includes any relevant implementing measure in each Relevant Member State. The EEA selling restriction is in addition to any other selling restrictions set out below.

UNITED KINGDOM

This prospectus supplement and the accompanying prospectus is only directed at (1) persons outside the United Kingdom, (2) persons having professional experience in matters relating to investments who fall within the definition of “investment professionals” in Article 19(5) of the Financial Services and Markets Act 2000 (Financial Promotion) Order 2005; or (3) high net worth bodies corporate, unincorporated associations and partnerships and trustees of high value trusts as described in Article 49(2) of the Financial Services and Markets Act 2000 (Financial Promotion) Order 2005. Without limitation to the other restrictions referred to herein, investment or investment activity to which this prospectus supplement and the accompanying prospectus relates may be made available only to, and may be engaged only with, such persons, and persons within the United Kingdom who receive this communication (other than persons who fall within (2) or (3) above).

SWITZERLAND

The notes may not be publicly offered, distributed or redistributed on a professional basis in or from Switzerland and neither this prospectus supplement and the accompanying base shelf prospectus nor any other solicitation for investments in the notes may be communicated or distributed in Switzerland in any way that could constitute a public offering within the meaning of Articles 1156 or 652a of the Swiss Code of Obligations or of Article 2 of the Federal Act on Investment Funds of March 18, 1994. This prospectus supplement and the accompanying base shelf prospectus may not be copied, reproduced, distributed or passed on to others without the underwriters’ prior written consent. This prospectus supplement and the accompanying prospectus is not a prospectus within the meaning of Articles 1156 and 652a of the Swiss Code of Obligations or a listing prospectus according to article 32 of the Listing Rules of the Swiss Exchange and may not comply with the information standards required thereunder. The notes will not be listed on any Swiss stock exchange or other Swiss regulated market and this prospectus supplement and the accompanying base shelf prospectus may not comply with the information required under the relevant listing rules. The notes offered hereby have not been registered with the Swiss Federal Banking Commission and have not been authorized under the Federal Act on Investment Funds of March 18, 1994. The investor protection afforded to acquirers of investment fund certificates by the Federal Act on Investment Funds of March 18, 1994 does not extend to acquirers of the notes.

HONG KONG

The notes may not be offered or sold in Hong Kong, by means of this prospectus supplement or any document other than (i) to “professional investors” within the meaning of the Securities and Futures Ordinance (Cap.571, Laws of Hong Kong) and any rules made thereunder, or (ii) in circumstances

Underwriting

which do not constitute an offer to the public within the meaning of the Companies Ordinance (Cap.32, Laws of Hong Kong), or (iii) in other circumstances which do not result in the document being a “prospectus” within the meaning of the Companies Ordinance (Cap.32, Laws of Hong Kong). No advertisement, invitation or document relating to the notes may be issued or may be in the possession of any person for the purpose of issue (in each case whether in Hong Kong or elsewhere) which is directed at, or the contents of which are likely to be accessed or read by, the public in Hong Kong (except if permitted to do so under the securities laws of Hong Kong) other than with respect to the securities which are or are intended to be disposed of only to persons outside Hong Kong or only to “professional investors” within the meaning of the Securities and Futures Ordinance (Cap. 571, Laws of Hong Kong) and any rules made thereunder.

SINGAPORE

This prospectus supplement has not been registered as a prospectus with the Monetary Authority of Singapore and in Singapore, the offer and sale of the notes is made pursuant to exemptions provided in sections 274 and 275 of the Securities and Futures Act, Chapter 289 of Singapore (“SFA”). Accordingly, this prospectus supplement and any other document or material in connection with the offer or sale, or invitation for subscription or purchase, of the notes may not be circulated or distributed, nor may the notes be offered or sold, or be made the subject of an invitation for subscription or purchase, whether directly or indirectly, to persons in Singapore other than (i) to an institutional investor as defined in Section 4A of the SFA pursuant to Section 274 of the SFA, (ii) to a relevant person as defined in section 275(2) of the SFA pursuant to Section 275(1) of the SFA, or any person pursuant to Section 275(1A) of the SFA, and in accordance with the conditions specified in Section 275 of the SFA or (iii) otherwise pursuant to, and in accordance with the conditions of, any other applicable provision of the SFA, in each case subject to compliance with the conditions (if any) set forth in the SFA. Moreover, this prospectus supplement is not a prospectus as defined in the SFA. Accordingly, statutory liability under the SFA in relation to the content of prospectuses would not apply. Prospective investors in Singapore should consider carefully whether an investment in the notes is suitable for them.

Where our securities are subscribed or purchased under Section 275 of the SFA by a relevant person which is:

(a)  by a corporation (which is not an accredited investor as defined in Section 4A of the SFA) the sole business of which is to hold investments and the entire share capital of which is owned by one or more individuals, each of whom is an accredited investor; or (b) for a trust (where the trustee is not an accredited investor) whose sole purpose is to hold investments and each beneficiary of the trust is an individual who is an accredited investor, shares of that corporation or the beneficiaries’ rights and interest (howsoever described) in that trust shall not be transferable for six months after that corporation or that trust has acquired the shares under Section 275 of the SFA, except: (1) to an institutional investor (for corporations under Section 274 of the SFA) or to a relevant person defined in Section 275(2) of the SFA, or any person pursuant to an offer that is made on terms that such shares of that corporation or such rights and interest in that trust are acquired at a consideration of not less than S$200,000 (or its equivalent in a foreign currency) for each transaction, whether such amount is to be paid for in cash or by exchange of securities or other assets, and further for corporations, in accordance with the conditions, specified in Section 275 of the SFA; (2) where no consideration is given for the transfer; or (3) where the transfer is by operation of law.

In addition, investors in Singapore should note that the notes acquired by them are subject to resale and transfer restrictions specified under Section 276 of the SFA, and they, therefore, should seek their own legal advice before effecting any resale or transfer of their notes.

Legal matters

Certain legal matters in connection with the offering will be passed upon on behalf of us by Torys LLP with respect to Canadian and U.S. legal matters, and on behalf of the underwriters by Osler, Hoskin & Harcourt LLP with respect to Canadian legal matters and Skadden, Arps, Slate, Meagher & Flom LLP with respect to U.S. legal matters.

Auditors, transfer agent, registrar and trustee

Our auditors are KPMG LLP, Chartered Accountants, of Vancouver, British Columbia.

The transfer agent and registrar for our common shares is Computershare Investor Services Inc. at its principal office in the City of Vancouver, British Columbia.

The Bank of New York Mellon, at its offices in New York, New York and BNY Trust Company of Canada, at its offices in Toronto, Ontario, have been appointed as the co-trustees under the indenture, as paying agent, conversion agent, notes registrar, and custodian for the notes.

Interest of experts

Information relating to our mineral properties in this prospectus supplement, the accompanying base shelf prospectus and the documents incorporated by reference herein and therein have been derived from reports prepared by Carl Edmunds, Gary Taylor, Lionel Magumbe, Jay Melnyk, Sheila Daniel, James Gray, Gordon Skrecky, Craig Tomlinson, Ion Hann, Marcus Binks, Tamer Dincer, Mark Haydon, Glen Miller, Dean Fredericksen, Simon Hitchman, Ian Holland, Brad Evans, Anthony Copland and Willie Hamilton and has been included in reliance on such persons’ expertise. Each of the aforementioned persons is a “qualified person” as such term is defined in NI 43-101.

None of the aforementioned persons received or has received a direct or indirect interest in our property or in the property of any of our associates or affiliates. To our knowledge, as at the date hereof, the aforementioned persons specified above who participated in the preparation of such reports, as a group, beneficially own, directly or indirectly, less than one percent of any class of our outstanding securities.

Documents incorporated by reference

Information has been incorporated by reference in this prospectus supplement and the accompanying base shelf prospectus from documents filed with securities commissions or similar authorities in Canada and filed with, or furnished to, the SEC. Copies of the documents incorporated herein by reference may be obtained on request without charge from our Director of Investor Relations at 110 Yonge Street, Suite 1602, Toronto, Ontario, M5C 1T4, Telephone (416) 363-1701 and are also available electronically at www.sedar.com or www.sec.gov.

The following documents of Northgate, which have been filed with, or furnished to, securities commissions or similar authorities in Canada and the SEC, are also specifically incorporated by reference into, and form an integral part of, the accompanying base shelf prospectus, as supplemented by this prospectus supplement:

1.  the AIF;

2.  the audited comparative consolidated financial statements of the Corporation and the notes thereto for the financial years ended December 31, 2009 and 2008, together with the report of the auditors thereon;

3.  management’s discussion and analysis of financial condition and results of operations of the Corporation for the audited comparative consolidated financial statements for the years ended December 31, 2009 and 2008;

4.  the unaudited comparative interim consolidated financial statements of the Corporation and the notes thereto for the three and six month periods ended June 30, 2010;

5.  management’s discussion and analysis of financial condition and results of operations of the Corporation for the three and six month periods ended June 30, 2010;

6.  the audited supplementary schedule “Reconciliation to United States Generally Accepted Accounting Principles” prepared in connection with the audited comparative consolidated financial statements of the Corporation and the notes thereto for the financial years ended December 31, 2009 and 2008, together with the report of the auditors thereon; and

7.  the management information circular of the Corporation as at March 31, 2010 prepared in connection with the Corporation’s annual meeting of shareholders held on May 11, 2010.

Any documents of the types referred to in paragraphs (1) through (7) above, any material change reports (excluding confidential material change reports) and any business acquisition reports filed by us with the securities regulatory authorities in Canada or filed with, or furnished to, the SEC after the date of this prospectus supplement and prior to the termination of the offering of the notes hereunder shall be deemed to be incorporated by reference into this prospectus supplement and the accompanying base shelf prospectus. Any document filed by us with the SEC or Report of Foreign Private Issuer on Form 6-K furnished to the SEC pursuant to the U.S. Exchange Act after the date of this prospectus supplement shall also be deemed to be incorporated by reference into the prospectus supplement and the accompanying base shelf prospectus if and to the extent provided in such document.

Any statement contained in a document incorporated or deemed to be incorporated by reference in this prospectus supplement or in the accompanying base shelf prospectus shall be deemed to be modified or superseded for the purposes of this prospectus supplement, to the extent that a statement contained therein, or in any other subsequently filed document which also is or is deemed to be incorporated by reference herein, modifies or supersedes that statement. The modifying or superseding statement need not state that it has modified or superseded a prior statement or include any other information set forth in the document that it modifies or supersedes. The making of a modifying or superseding statement shall not be deemed an admission for any purposes that the modified or superseded statement, when made, constituted a misrepresentation, an untrue statement of a material fact or an omission to state a material fact that is required to be stated or that is necessary to make a statement not misleading in light of the circumstances in which it was made. Any statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this prospectus supplement.

Documents filed as part of the registration statement

In addition to the documents specified in the accompanying base shelf prospectus under “Documents Filed as Part of the Registration Statement”, the underwriting agreement and the indenture, as supplemented, will be filed with the SEC as part of the registration statement to which this prospectus supplement relates. In addition, the consents of Craig Tomlinson, Simon Hitchman, Ian Holland, Gordon Skrecky, Tony Copland, Gary Taylor, Willie Hamilton, Carl Edmunds and Mark Haydon filed with the SEC on Form 6-K on September 30, 2010 and the Statement of Eligibility under the Trust Indenture Act of 1939 on Form T-1 of the Bank of New York, have been incorporated by reference as exhibits to the Registration Statement to which this prospectus supplement relates.

This short form prospectus is a base shelf prospectus. This short form prospectus has been filed under legislation in the provinces of British Columbia, Alberta, Saskatchewan, Manitoba, Ontario, New Brunswick, Nova Scotia, Prince Edward Island and Newfoundland and Labrador and each of the territories of Canada that permits certain information about these securities to be determined after this short form prospectus has become final and that permits the omission from this short form prospectus of that information. The legislation requires the delivery to purchasers of a prospectus supplement containing the omitted information within a specified period of time after agreeing to purchase any of these securities.

Information has been incorporated by reference in this prospectus from documents filed with securities commissions or similar authorities in Canada. Copies of the documents incorporated herein by reference may be obtained on request without charge from Northgate’s Director of Investor Relations at 110 Yonge Street, Suite 1601, Toronto, Ontario, M5C 1T4, Telephone (416) 363-1701, and are also available electronically at www.sedar.com.

Information contained herein is subject to completion or amendment. A registration statement relating to these securities has been filed with the Securities and Exchange Commission. These securities may not be sold nor may offers to buy be accepted prior to the time the registration statement becomes effective. This prospectus shall not constitute an offer to sell or the solicitation of an offer to buy nor shall there be any sale of these securities in any state in which such offer, solicitation or sale would be unlawful prior to the registration or qualification under the securities laws of any such state.

No securities regulatory authority has expressed an opinion about these securities and it is an offence to claim otherwise. This short form base shelf prospectus constitutes a public offering of these securities only in those jurisdictions where they may be lawfully offered for sale and therein only by persons permitted to sell such securities. See “Plan of Distribution”.

SHORT FORM BASE SHELF PROSPECTUS

New Issue	July 2, 2010

$250,000,000

Debt Securities
Common Shares
Warrants to Purchase Equity Securities
Warrants to Purchase Debt Securities
Share Purchase Contracts
Share Purchase or Equity Units
Subscription Receipts
Preference Shares
Units

Northgate Minerals Corporation (“Northgate” or the “Corporation”) may offer and issue from time to time, debt securities (the “Debt Securities”), common shares (referred to as “Common Shares” or the “Equity Securities”), warrants to purchase Equity Securities (“Equity Warrants”) and warrants to purchase Debt Securities (“Debt Warrants”), (the Equity Warrants and Debt Warrants collectively referred to as the “Warrants”), share purchase contracts, share purchase or equity units, subscription receipts (“Subscription Receipts”), exchangeable preference shares (“Preference Shares”), and units (“Units”) (all of the foregoing collectively, the “Securities”) or any combination thereof up to an aggregate initial offering price of $250,000,000 during the 25-month period that this short form base shelf prospectus (the “Prospectus”), including any amendments thereto, remains effective. Securities may be offered separately or together, in amounts, at prices and on terms to be determined based on market conditions at the time of sale and set forth in one or more accompanying shelf prospectus supplements (each a “Prospectus Supplement”). This Prospectus may not be used to offer Securities unless accompanied by a Prospectus Supplement.

Investing in Northgate’s securities involves a high degree of risk. Investors should carefully read “Risk Factors” beginning on page 3 of this Prospectus.

The Corporation is permitted, under a multijurisdictional disclosure system adopted by the United States, to prepare this Prospectus in accordance with Canadian disclosure requirements. Prospective investors should be aware that such requirements are different from those of the United States. Financial statements included or incorporated by reference herein have been prepared in accordance with Canadian generally accepted accounting principles, and are subject to Canadian auditing and auditor independence standards, and thus may not be comparable to financial statements of United States companies.

Prospective investors should be aware that the acquisition of the Securities may have tax consequences both in the United States and in Canada. Such consequences for investors who are resident in, or citizens of, the United States may not be described fully herein. Investors should read the tax discussion contained in the applicable Prospectus Supplement with respect to a particular offering of Securities.

The enforcement by investors of civil liabilities under the United States federal securities laws may be affected adversely because the Corporation is incorporated in Canada, most of its officers and directors are Canadian residents, and most of the Corporation’s assets and the assets of the Corporation’s officers and directors are located outside the United States.

Neither the United States Securities and Exchange Commission (the “SEC”) nor any state, provincial or territorial securities regulator has approved or disapproved the Securities offered hereby, or determined if this Prospectus is truthful or complete. Any representation to the contrary is a criminal offence.

The specific terms of the Securities with respect to a particular offering will be set out in the applicable Prospectus Supplement and may include, where applicable: (i) in the case of Debt Securities, the specific designation, aggregate principal amount, the currency or the currency unit for which the Debt Securities may be purchased, the maturity, interest provisions, authorized denominations, offering price, covenants, events of default, any terms for redemption or retraction, any exchange or conversion terms, whether the debt is senior or subordinated and any other terms specific to the Debt Securities being offered; (ii) in the case of Equity Securities, the number of shares offered, the issue price, dividend rate, if any, and any other terms specific to the Equity Securities being offered; (iii) in the case of Warrants, the designation, number and terms of the Equity Securities or Debt Securities issuable upon exercise of the Warrants, any procedures that will result in the adjustment of these numbers, the exercise price, dates and periods of exercise, the currency in which the Warrants are issued and any other specific terms; (iv) in the case of share purchase contracts, the number and terms of the Equity Securities to be purchased under the share purchase contract, any procedures that will result in the adjustment of these numbers, the purchase price and purchase date or dates of the Equity Securities, any requirements of the purchaser to secure its obligations under the share purchase contract and any other specific terms; (v) in the case of share purchase or equity units, the terms of the share purchase contract and Debt Securities or third party obligations, any requirements of the purchaser to secure its obligations under the share purchase contract by the Debt Securities or third party obligations and any other specific terms; (vi) in the case of Subscription Receipts, the number of Subscription Receipts being offered, the offering price, the procedures for the exchange of the Subscription Receipts for Equity Securities, Preference Shares or Units, and any other specific terms; (vii) in the case of Preference Shares, the designation of the particular series, the number of Preference Shares offered, the offering price, any rights to receive dividends, the dividend rate, the dividend payment date, any terms for redemption at the option of Northgate or the holder, any exchange or conversion terms and any other specific terms; (viii) in the case of Units, the designation, number and terms of the Debt Securities, Equity Securities, Warrants, Share Purchase Contracts, Preference Shares or Subscription Receipts comprising the Units. Where required by statute, regulation or policy, and where Securities are offered in currencies other than Canadian dollars, appropriate disclosure of foreign exchange rates applicable to such Securities will be included in the Prospectus Supplement describing such Securities.

Warrants, share purchase contracts and share purchase or equity units will not be offered for sale separately to any member of the public in Canada unless the offering is in connection with, and forms part of, the consideration for an acquisition or merger transaction or unless the Prospectus Supplement describing the specific terms of the warrants, share purchase contracts, share purchase or equity units to be offered separately (the “Stand-Alone Securities”) is first approved for filing by each of the securities commissions or similar regulatory authorities in each of the provinces and territories of Canada where the Stand-Alone Securities will be offered for sale.

All information permitted under applicable laws to be omitted from this Prospectus will be contained in one or more Prospectus Supplements that will be delivered to investors together with this Prospectus. Each Prospectus Supplement will be incorporated by reference into this Prospectus for the purposes of securities legislation as of the date of the Prospectus Supplement and only for the purposes of the distribution of the Securities to which the Prospectus Supplement pertains.

This Prospectus constitutes a public offering of the Securities only in those jurisdictions where they may be lawfully offered for sale and therein only by persons permitted to sell such Securities. The Corporation may offer and sell Securities to, or through, underwriters or dealers and also may offer and sell certain Securities directly to other purchasers or through agents pursuant to exemptions from registration or qualification under applicable securities laws. An applicable Prospectus Supplement relating to each issue of Securities offered thereby will set forth the names of any underwriters, dealers, or

- ii -

agents involved in the offering and sale of such Securities and will set forth the terms of the offering of such Securities, the method of distribution of such Securities including, to the extent applicable, the proceeds to the Corporation and any fees, discounts or any other compensation payable to underwriters, dealers or agents and any other material terms of the plan of distribution. The Common Shares of the Corporation are listed and posted for trading on the Toronto Stock Exchange (“TSX”) under the symbol “NGX” and the New York Stock Exchange Amex (“NYSE Amex”) under the symbol “NXG”. Unless otherwise specified in the applicable Prospectus Supplement, Securities other than Equity Securities will not be listed on any securities exchange. The offering of Securities hereunder is subject to approval of certain legal matters on behalf of the Corporation by Torys LLP, with respect to Canadian and U.S. legal matters.

This Prospectus contains references to both US dollars and Canadian dollars. All dollar amounts referenced, unless otherwise indicated, are expressed in Canadian dollars and US dollars are referred to as “US dollars” or “US$”.

In this Prospectus, “Northgate” and “the Corporation” refer to Northgate Minerals Corporation and, where applicable, its subsidiaries.

The Corporation’s head and registered office is located at 815 Hornby Street, Suite 406, Vancouver, British Columbia, V6Z 2E6. The Corporation’s mailing address is 110 Yonge Street, Suite 1601, Toronto, Ontario, M5C 1T4.

- iii -

Investors should rely only on the information contained or incorporated by reference in this Prospectus. The Corporation has not authorized anyone to provide investors with different information. If anyone provides investors with different or inconsistent information, they should not rely on it. The Corporation is not making an offer to sell Securities in any jurisdiction where the offer or sale is not permitted.

- iv -

FORWARD-LOOKING STATEMENTS

Certain of the statements included in or incorporated by reference in this Prospectus contain certain “forward-looking statements” and “forward-looking information” as defined under applicable Canadian and United States securities laws. Forward-looking statements generally can be identified by the use of forward-looking terminology such as “may,” “will,” “expect,” “intend,” “estimate,” “anticipate,” “believe,” or “continue” or the negative thereof or variations thereon or similar terminology. Forward-looking statements are necessarily based on a number of estimates and assumptions that are inherently subject to significant business, economic and competitive uncertainties and contingencies. Certain of the statements made herein by the Corporation, including those related to future financial and operating performance and those related to the Corporation’s future exploration and development activities, are forward-looking and subject to important risk factors and uncertainties, both known and unknown, many of which are beyond the Corporation’s ability to control or predict.

Known and unknown factors could cause actual results to differ materially from those projected in the forward-looking statements. Such factors include, among others: gold and copper price volatility; fluctuations in foreign exchange rates and interest rates; impact of any hedging activities; discrepancies between actual and estimated production, between actual and estimated reserves and resources and between actual and estimated metallurgical recoveries; costs of production, capital expenditures, costs and timing of construction and the development of new deposits; and, success of exploration activities and permitting time lines. Those factors are described or referred to in the section entitled “Risk Factors” in this Prospectus, under the heading “Risk Factors” in Northgate’s Annual Information Form for the year ended December 31, 2009 (the “AIF”) and under the heading “Risks and Uncertainties” of Northgate’s Management’s Discussion and Analysis for the year ended December 31, 2009, all of which are incorporated by reference herein, and available on SEDAR at www.sedar.com. Although the Corporation has attempted to identify important factors that could cause actual actions, events or results to differ materially from those described in forward-looking statements, there may be other factors that cause actions, events or results not to be as anticipated, estimated or intended. There can be no assurance that forward-looking statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on forward-looking statements. Forward-looking statements made in a document incorporated by reference in this Prospectus and an applicable Prospectus Supplement are made as at the date of the original document, and have not been updated by the Corporation except as expressly provided for in this Prospectus. Except as required under applicable securities legislation, the Corporation undertakes no obligation to publicly update or revise forward-looking statements, whether as a result of new information, future events or otherwise. No information contained on the Corporation’s website is incorporated by reference into this Prospectus or any applicable Prospectus Supplement regardless of any cross-reference thereto in any of the documents incorporated by reference herein or therein.

There is forward looking information included under, among other places: (i) the headings “Corporate Outlook”, “Results of Operations”, “Moving Ahead with Young-Davidson”, “Exploration Overview”, “Corporate Overview” in management’s discussion and analysis of financial condition and results of operations for the three months ended March 31, 2010 and (ii) the headings in “Fosterville Mine Performance”, “Stawell Gold Mine” and “Mine Performance”; Kemess South Mine Performance” in management’s discussion and analysis of financial condition and results of operations for the year ended December 31, 2009.

CAUTIONARY NOTE TO U.S. INVESTORS REGARDING
MINERAL REPORTING STANDARDS

The disclosure in this Prospectus and documents incorporated by reference has been, and any Prospectus Supplement will be, prepared in accordance with the requirements of Canadian provincial securities laws, which differ from the requirements of United States securities laws. Disclosure, including scientific or technical information, has been made in accordance with Canadian National Instrument 43-101 Standards of Disclosure for Mineral Projects (“NI 43-101”). NI 43-101 is a rule developed by the Canadian Securities Administrators that establishes standards for all public disclosure an issuer makes of scientific and technical information concerning mineral projects. For example, the terms “measured mineral resources” “indicated mineral resources”, “inferred mineral resources” and “probable mineral reserves” are used in this Prospectus and documents incorporated by reference to comply with the reporting standards in Canada. While those terms are recognized and required by Canadian regulations, the United States Securities and Exchange Commission (the “SEC”), does not recognize them. Under United States standards, mineralization may not be classified as a “reserve” unless the determination has been made that the mineralization could be economically and legally produced or extracted at the time the reserve determination is made. Investors are cautioned not to assume that any part or all of the mineral deposits in these categories will ever be converted into mineral reserves. These terms have a great amount of uncertainty as to their existence, and great uncertainty as to their economic and legal feasibility. It cannot be assumed that all or any part of measured mineral resources, indicated mineral resources, inferred mineral resources or probable mineral reserves will ever be upgraded to a higher category. In accordance with Canadian rules, estimates of inferred mineral resources cannot form the basis of feasibility or other economic studies. Investors are cautioned not to assume that any part of the reported measured mineral resources, indicated mineral resources, or inferred mineral resources in this Prospectus or any Prospectus Supplement is economically or legally mineable and will ever be classified as a reserve. In addition, the definitions of proven and probable mineral reserves used in NI 43-101 differ from the definitions in the SEC Industry Guide 7. Disclosure of “contained ounces” is permitted disclosure under Canadian regulations however, the SEC normally only permits issuers to report mineralization that does not constitute reserves as in place tonnage and grade without reference to unit measures. Accordingly, information contained in this Prospectus, any Prospectus Supplement or documents incorporated by reference herein or therein, containing descriptions of the Corporation’s mineral properties may not be comparable to similar information made public by U.S. companies subject to the reporting and disclosure requirements under the United States federal securities laws and the rules and regulations thereunder.

EXCHANGE RATE INFORMATION

The following table sets forth, for the Canadian dollar expressed in U.S. dollars: (i) the high and low exchange rates during each period, (ii) the rate of exchange in effect at the end of each of the periods indicated, and (iii) the average of the exchange rates in effect during such periods, in each case based on the Bank of Canada noon exchange rate.

	Three Months Ended March 31,				Year Ended December 31,
	2010		2009		2009		2008		2007

Low for period.	US$	0.9316	US$	0.7692	US$	0.7692	US$	0.7711	US$	0.8437
High for period.	US$	0.9888	US$	0.8458	US$	0.9716	US$	1.0289	US$	1.0905
Rate at end of period.	US$	0.9846	US$	0.7935	US$	0.9555	US$	0.8166	US$	1.0120
Average rate for the period	US$	0.9618	US$	0.8032	US$	0.8797	US$	0.9441	US$	0.9348

On June 25, 2010, the U.S.-Canadian dollar noon exchange rate, as quoted by the Bank of Canada was Cdn$1.00 = US$0.9643.

THE CORPORATION

Northgate is a Canadian based gold and copper producer with operations in Canada and Australia. The Corporation owns and acquires properties and explores for precious and base metals. Northgate has three operating mines (described below) and the Young-Davidson project (the “YD Project”) which is an advanced development project located in Canada. Northgate’s operating mines consist of the low-grade Kemess South open pit mine that processes its ore through a flotation mill circuit in British Columbia, Canada, the Fosterville underground mine in Australia that recovers gold through a bacterial oxidation, flotation and carbon-in-leach circuit, and the Stawell underground mine in Australia that recovers gold through a carbon-in-leach circuit following sulphide flotation.

On February 18, 2008, Northgate acquired Perseverance Corporation Ltd. (“Perseverance”), an Australian gold producer with two fully permitted gold mines, Fosterville and Stawell. The results of Fosterville and Stawell’s operations are included in the consolidated financial results of Northgate from the date of acquisition.

On May 11, 2010 the Corporation announced that it had identified a high-grade zone of at least 70 million tonnes within its Kemess North deposit that could potentially support an underground block cave operation. While the original Kemess North feasibility study (completed in 2005) was prepared on the assumption that the deposit would be mined as a large, low-grade, open pit, the Corporation is now reviewing the potential for mining the higher grade core of the Kemess North mineral resource using an underground block caving method. A target zone of at least 70 million tonnes of mineralization containing 1.4 million ounces of gold and 500 million pounds of copper has been identified in the eastern part of the Kemess North deposit from 300m — 600m below surface. Additional resource definition drilling is required in order to develop a more detailed block caving model, to determine the boundary of the high-grade zone and to confirm the geotechnical conditions necessary to support block caving. An exploration budget of $3 million has been approved and diamond drilling will continue through the summer of 2010.

On June 4, 2010, the Corporation entered into an Exploration and Option to Enter Joint Venture Agreement with Nevada Exploration Inc. (“Nevada Exploration”) relating to Nevada Exploration’s Awakening Gold Project (the “Property”) in Humboldt County, Nevada. The Awakening Gold Project consists of 420 claims (approximately 34km2) located near the historic Awakening mining district and the former producing Sleeper Gold Mine in Nevada. Under the terms of the agreement, Northgate has an option to earn a 51% interest in the Property by spending $4,100,000 in exploration and making additional payments totaling $436,000 over the next five years. If Northgate completes the initial 51% earn-in, it will then have an option to earn an additional 14%, for a total of 65%, by completing a feasibility study on the Property. More detailed information regarding the Corporation, its operations and its properties can be found in the AIF and other publicly filed documents which are incorporated herein by reference. See “Documents Incorporated by Reference”.

RISK FACTORS

An investment in any Securities is speculative and involves a high degree of risk due to the nature of the Corporation’s business. The following risk factors, as well as risks not currently known to the Corporation, could materially adversely affect the Corporation’s future business, operations and financial condition and could cause them to differ materially from the estimates described in forward-looking statements relating to the Corporation. Before deciding to invest in any Securities, investors should consider carefully the risks included herein and incorporated by reference in this Prospectus and those described in an applicable Prospectus Supplement.

Risks Relating to Northgate and Its Industry

The figures for the Corporation’s reserves and resources and future production are estimates based on interpretation and assumptions and actual production may be less than is currently estimated.

Unless otherwise indicated, mineralization figures presented in this Prospectus and in the documents incorporated by reference herein are based upon estimates made by company personnel and independent geologists. These estimates are imprecise and depend upon geological interpretation and statistical inferences drawn from drilling and sampling analysis, which may prove to be unreliable. There can be no assurance that the reserves, resources or other mineralization figures will be accurate or that the Corporation will achieve its production estimates. The failure of the Corporation to achieve its production estimates could have a material and adverse effect on any or all of its future cash flows, earnings, results of operations and financial condition. These production estimates are dependent on, among other things, the accuracy of mineral reserve and resource estimates, the accuracy of assumptions regarding ore grades and recovery rates, ground conditions, physical characteristics of ores, such as hardness and the presence or absence of particular metallurgical characteristics and the accuracy of estimated rates and costs of mining and processing.

The Corporation’s actual production may vary from its estimates for a variety of reasons, including, actual ore mined varying from estimates of grade, tonnage, dilution and metallurgical and other characteristics, short-term operating factors such as the need for sequential development of ore bodies and the processing of new or different ore grades from those planned, mine failures, slope failures or equipment failures, industrial accidents, natural phenomena such as inclement weather conditions, floods, droughts, rock slides and earthquakes, encountering unusual or unexpected geological conditions, extended declines in market prices for gold or copper, changes in power costs and potential power shortages, shortages of principal supplies needed for operation, including explosives, fuels, chemical reagents, water, equipment parts and lubricants, labour shortages or strikes, civil disobedience and protests, and restrictions or regulations imposed by governmental authorities or other changes in the regulatory environments. Such occurrences could result in damage to mineral properties, interruptions or decreases in production, injury or death to persons, damage to property of the Corporation or others, monetary losses and legal liabilities. These factors may also cause a mineral deposit that has been mined profitably in the past to become unprofitable forcing the Corporation to cease production. It is not unusual in new mining operations to experience unexpected problems during the start-up phase. Depending on the price of gold, copper or other minerals, the Corporation may determine that it is impractical to commence or, if commenced, to continue commercial production at a particular site.

Delays in obtaining or a failure to obtain required property rights, permits and licenses, or a failure to comply with the terms of any such property rights, permits and licenses that the Corporation has obtained, could delay or prevent or make more expensive exploration, development and/or production.

The Corporation’s current and anticipated future operations, including further exploration and development activities and expansion, commencement or continuation of production on the Corporation’s properties, require certain permits and licenses from various levels of governmental authorities in both Canada and Australia. The Corporation may also be required to obtain certain property rights to access, or use, certain of its properties in order to proceed to development. There can be no assurance that all licenses, permits or property rights which the Corporation requires for the expansion and construction of mining facilities or to conduct mining operations will be obtainable on reasonable terms or in a timely manner, or at all, that such terms will not be adversely changed, that required extensions will be granted, or that the issuance of such licenses, permits or property rights will not be challenged by third parties. Delays in obtaining or a failure to obtain such licenses, permits or property rights or extension thereto, challenges to the issuance of such licenses, permits or property rights, whether successful or unsuccessful, changes to the terms of such licenses, permits or property rights, or a failure to comply with the terms of any such licenses, permits or property rights that the Corporation has obtained, could have a material adverse effect on the Corporation by delaying, preventing or making more expensive exploration, development and/or production.

Title to the Corporation’s mineral properties cannot be guaranteed and may be subject to prior liens, agreements, transfers or claims and other defects.

The Corporation cannot guarantee that title to its properties will not be challenged. Title insurance is generally not available for mineral properties and the Corporation’s ability to ensure that it has obtained secure claims to individual mineral properties or mining concessions may be constrained. The Corporation’s mineral properties may be subject to prior registered or unregistered liens, agreements, transfers or claims, and title may be affected by, among other things, undetected defects. A successful challenge to the precise area and location of these claims could result in the Corporation being unable to operate on its properties as permitted or being unable to enforce its rights with respect to its properties.

The Corporation’s activities are subject to environmental laws and regulations that may increase the Corporation’s costs of doing business and restrict its operations.

The Corporation’s exploration and production activities in Canada and Australia are subject to regulation by governmental authorities under various environmental laws. To the extent that the Corporation conducts exploration activities or undertakes new mining activities in other foreign countries, the Corporation will also be subject to environmental laws and regulations in those jurisdictions. These laws address emissions into the air, discharges into water, management of waste, management of hazardous substances, protection of natural resources, antiquities and endangered species and reclamation of lands disturbed by mining operations. Environmental legislation in many countries is evolving and the trend has been towards stricter standards and enforcement, increased fines and penalties for non-compliance, more stringent environmental assessments of proposed projects and increasing responsibility for companies and their officers, directors and employees. Compliance with environmental laws and regulations may require significant capital outlays on behalf of the Corporation and may cause material changes or delays in the Corporation’s intended activities. There can be no assurance that future changes in environmental regulations will not adversely affect the Corporation’s business, and it is possible that future changes in these regulations could have a significant adverse impact on some portion of the Corporation’s business, causing the Corporation to re-evaluate those activities at that time.

The Corporation cannot give any assurance that breaches of environmental laws (whether inadvertent or not) or environmental pollution will not materially and adversely affect its financial condition or the results of its operations. There is no assurance that future changes in environmental regulations, if any, will not adversely affect the Corporation’s operations. Environmental hazards may exist on the properties on which the Corporation holds interests which are unknown to the Corporation at present. Environmental hazards or liabilities may also exist that have been caused by previous or existing owners or operators of the properties and for which Northgate is not indemnified. Reclamation costs are uncertain and planned expenditures may differ from the actual expenditures required.

The Corporation may experience difficulty attracting and retaining qualified management and technical personnel to meet its current and anticipated needs.

The success of the Corporation is heavily dependent on its key personnel and on its ability to motivate, retain and attract highly skilled persons. The competition for qualified personnel in the mining industry is currently intense. There can be no assurance that the Corporation will successfully attract and retain additional qualified personnel to manage its current needs and anticipated growth. The failure to attract such qualified personnel to manage growth effectively could have a material adverse effect on the Corporation’s business, financial condition or results of operations. The Corporation does not currently have key person insurance for its key personnel.

Certain of the Corporation’s directors serve in positions with other public companies which puts them in conflict of interest positions from time to time.

Certain of the directors of the Corporation serve as directors, officers, and members of management of other public companies involved in natural resource exploration, development and mining operations and therefore it is possible that a conflict may arise between their duties as directors of the Corporation and their duties as directors, officers, promoters or members of management of such other companies. The directors of the Corporation are aware of the existence of laws governing accountability of directors and officers for corporate opportunity and requiring disclosures by directors of conflicts of interest and the Corporation will rely upon such laws in respect of any directors’ conflicts of interest or in respect of any breaches of duty by any of its directors.

Regulatory efforts to control greenhouse gas emissions could materially negatively affect Northgate’s business.

Northgate’s businesses include several operations in Canada and Australia that emit large quantities of carbon dioxide, or that produce or will produce products that emit large quantities of carbon dioxide when consumed by end users. Carbon dioxide and other greenhouse gases are the subject of increasing public concern and regulatory scrutiny.

The Kyoto Protocol is an international agreement that sets limits on greenhouse gas emissions from certain signatory countries. While the United States government has announced that it will not ratify the protocol, the Canadian Parliament voted to ratify its participation in this agreement and the Kyoto Protocol came into force in Canada on February 16, 2005. The Kyoto agreement commits Canada to limit its net greenhouse gas emissions to 6% below the levels emitted in 1990. Canada’s current level of greenhouse gas emissions significantly exceeds the agreed-upon limit.

While there is no current regulatory legislation in force at the federal level that specifically limits greenhouse gas emissions, in April 2007, the Government of Canada announced a policy objective of reducing total Canadian greenhouse gas emissions to 20% below 2006 levels by 2020 and to 60% to 70% below 2006 levels by 2050. As part of this initiative, the federal Government intends to require reductions in emissions intensity levels from certain industrial facilities, including oil and gas facilities and smelting and refining facilities, by 6% per year for each year from 2007 to 2010 and 2% per year each year thereafter. Affected facilities will be permitted to meet reduction targets by emissions trading or contributions to a technology fund, in addition to emissions abatement. Additional policy measures are anticipated in coming years under this federal policy framework.

In British Columbia, the provincial government has announced a policy goal of reducing greenhouse gas emissions by at least 33% below current levels by 2020. Interim targets will be set for 2012 and 2016. The mechanisms by which these targets are to be achieved are not yet established.

In December 2007, Australia ratified its participation in the Kyoto Protocol and in March 2008 the international agreement came into force in Australia. Australia planned to implement a carbon-trading scheme to take effect in 2010 and help deliver a unilateral 5% emissions reduction on 2000 levels by 2020. However, in May 2010, this plan was delayed until 2013 and its future inception will depend largely on sufficient international progress in the reduction of greenhouse gas emissions. As a result of the delay, it is premature to predict what impact Australia’s adoption of the Kyoto Protocol could have on the Corporation but it is likely that any mandated reduction in emissions will result in increased costs relating to Northgate’s Australian operations.

The primary source of greenhouse gas emissions in Canada is the use of hydrocarbon energy. Northgate’s operations depend significantly on hydrocarbon energy sources to conduct daily operations, and there are currently no economic substitutes for these forms of energy. The federal and provincial governments have not finalized any formal regulatory programs to control greenhouse gases and it is not yet possible to reasonably estimate the nature, extent, timing and cost of any programs proposed or contemplated, or their potential effects on operations.

The Corporation may fail to achieve and maintain the adequacy of internal control over financial reporting as per the requirements of the Sarbanes-Oxley Act.

The Corporation documented and tested during its most recent fiscal year its internal control procedures in order to satisfy the requirements of Section 404 of the Sarbanes-Oxley Act (“SOX”). SOX requires an annual assessment by management of the effectiveness of the Corporation’s internal control over financial reporting and an attestation report by the Corporation’s independent auditors addressing this assessment. The Corporation may fail to achieve and maintain the adequacy of its internal control over financial reporting as such standards are modified, supplemented, or amended from time to time, and the Corporation may not be able to ensure that it can conclude on an ongoing basis that it has effective internal control over financial reporting in accordance with Section 404 of SOX. The Corporation’s failure to satisfy the requirements of Section 404 of SOX on an ongoing, timely basis could result in the loss of investor confidence in the reliability of its financial statements, which in turn could harm the Corporation’s business and negatively impact the trading price of its Common Shares or market value of its other securities. In addition, any failure to implement required new or improved controls, or difficulties encountered in their implementation, could harm the Corporation’s operating results or cause it to fail to meet its reporting obligations. Future acquisitions of companies may provide the Corporation with challenges in implementing the required processes, procedures and controls in its acquired operations. Acquired companies may not have disclosure controls and procedures or internal control over financial reporting that are as thorough or effective as those required by securities laws currently applicable to the Corporation.

No evaluation can provide complete assurance that the Corporation’s internal control over financial reporting will detect or uncover all failures of persons within the Corporation to disclose material information required to be reported. The effectiveness of the Corporation’s controls and procedures could also be limited by simple errors or faulty judgments. In addition, as the Corporation continues to expand, the challenges involved in implementing appropriate internal control over financial reporting will increase and will require that the Corporation continue to improve its internal control over financial reporting. Although the Corporation intends to devote substantial time and incur substantial costs, as necessary, to ensure ongoing compliance, the Corporation cannot be certain that it will be successful in complying with Section 404 of SOX.

Recent high metal prices have encouraged increased mining exploration, development and construction activity, which has increased demand for, and cost of, exploration, development and construction services and equipment.

Recent increases in metal prices have encouraged increases in mining exploration, development and construction activities, which have resulted in increased demand for, and cost of, exploration, development and construction services and equipment. The costs of these services and equipment have increased with increased demand, and may continue to do so if current trends continue. Increased demand for services and equipment could cause project costs to increase materially, result in delays if services or equipment cannot be obtained in a timely manner due to inadequate availability, and cause scheduling difficulties and cost increases due to the need to coordinate the availability of services or equipment.

Actual capital costs, operating costs, production and economic returns may differ significantly from those Northgate has anticipated and there are no assurances that any future development activities will result in profitable mining operations.

The capital costs to operate the Corporation’s projects, or to take future projects into production, may be significantly higher than anticipated. Decisions about the development of these and other mineral properties will ultimately be based upon feasibility studies. Feasibility studies derive estimates of cash operating costs based upon, among other things:

•	anticipated tonnage, grades and metallurgical characteristics of the ore to be mined and processed;

•	anticipated recovery rates of gold, copper and other metals from the ore;

•	cash operating costs of comparable facilities and equipment; and

•	anticipated climatic conditions.

Capital and operating costs, production and economic returns, and other estimates contained in the Corporation’s feasibility studies or economic assessments, if prepared, may differ significantly from those anticipated by Northgate’s current studies and estimates, and there can be no assurance that the Corporation’s actual capital and operating costs will not be higher than currently anticipated. In addition, operating delays may negatively impact the net present value and internal rates of return of the Corporation’s mineral properties as set forth in the applicable feasibility studies.

Because Northgate’s projects are located in Canada and in Australia and will have production costs incurred in Canadian and Australian dollars, and gold, copper and other metals are generally sold in United States dollars, Northgate’s results could be materially adversely affected by an appreciation of the Canadian or Australian dollar in relation to the United States dollar.

The Corporation’s operating results and cash flow are significantly affected by changes in the Canadian/US dollar and US/Australian dollar exchange rates. The Corporation’s revenues are denominated in US dollars while most of the Corporation’s expenses are currently denominated in Canadian and Australian dollars. Therefore exchange rate movements can have a significant impact on all of the Corporation’s costs. The appreciation of non-U.S. dollar currencies against the U.S. dollar can increase the cost of production at the Corporation’s mines, making such mines less profitable. Based upon the Corporation’s projected 2010 production and operating cost estimates, a one-cent change in the average annual Canadian/US dollar exchange rate would affect operating cash flow by approximately US$1.1 million were it to be in effect for the entire year. A similar change to the US/Australian dollar exchange rate would have a US$1.7 million impact. To hedge its foreign exchange risk and minimize the impact of exchange rate movements on operating results and cash flow, the Corporation has periodically used foreign exchange contracts to purchase Canadian dollars. However, there can be no assurance that the Corporation’s foreign exchange hedging strategies will be successful or that foreign exchange fluctuations will not materially adversely affect the Corporation’s financial performance and results of operations. As of December 31, 2009, the Corporation had no outstanding foreign currency options or forward foreign exchange contracts.

The Corporation’s production is derived from a limited number of mines.

The Corporation’s operations at Kemess, Fosterville and Stawell accounted for all of the Corporation’s metal production in 2009. Any adverse condition affecting mining or milling conditions at any of the Corporation’s mines could have a material adverse effect on the Corporation’s financial performance or results of operations until such time as the condition is remedied or the Corporation’s other exploration and development properties are brought into production.

The Corporation is dependent on unionized employees.

The Corporation employs approximately 338 people at Kemess and 754 at its Australian operations. The majority of the Kemess personnel are represented by a union (the International Union of Operating Engineers Local 115) and the terms of their employment are subject to a three-year collective agreement that was ratified on April 8, 2008. On September 26, 2008, a new three-year employee collective agreement was ratified by the Employee Collective, comprised of the 155 production and maintenance employees at the Stawell Mine and on June 26, 2009 the employees of Fosterville Gold Mine signed a three year Employee Collective Agreement. There can be no assurance that the Corporation will not experience future labour strikes or work stoppages.

Northgate may require future financing to develop its mineral properties and fund future growth.

To develop its mineral properties and fund its growth, the Corporation is often dependent on securing the necessary capital through debt or equity financings. The availability of this capital is subject to general economic conditions and lender and investor interest in the Corporation and its projects. There can be no assurance that the financing alternative chosen by the Corporation will be available on acceptable terms, or at all. The failure to obtain financing could have a material adverse effect on the Corporation’s growth strategy and results of operations and financial condition.

Mining is inherently dangerous and subject to conditions or events beyond Northgate’s control, which could have a material adverse effect on Northgate’s business.

The business of mining is generally subject to certain types of risks and hazards, including environmental hazards, industrial accidents, unusual or unexpected rock formations, and changes in the regulatory environment. Such occurrences could result in damage to, or destruction of, mineral properties or production facilities, personal injury or death, environmental damage, delays in mining, monetary losses and possible legal liability. The Corporation carries insurance to protect itself against certain risks of mining and processing in amounts that it considers to be adequate but which may not provide adequate coverage in certain unforeseen circumstances. The Corporation may also become subject to liability for pollution or other hazards against which it cannot insure or against which it may elect not to insure because of high premium costs or other reasons, or the Corporation may become subject to liabilities which exceed policy limits. In such cases, the Corporation may be required to incur significant costs that could have a material adverse effect upon its financial performance and results of operations.

Northgate has ongoing reclamation on some of its mineral properties and Northgate may be required to fund additional work which could have a material adverse effect on its financial position.

As at December 31, 2009, Northgate’s undiscounted provision for site closure and reclamation costs was US$52.4 million. Provisions for site closure and reclamation costs are based on known requirements. However, the exact nature of environmental control concerns, if any, that may be encountered in the future cannot be predicted with certainty, as environmental requirements currently established by governmental authorities may change. Should governmental authorities determine that the Corporation’s properties require additional reclamation work, the Corporation may be required to fund such work, which could have a material adverse effect on the Corporation’s financial position.

As of December 31, 2009, Kemess has a security bond of $17,820,000 posted in connection with its reclamation permit for the Kemess South Mine. However, should governmental authorities determine that the property requires additional reclamation work, the Corporation may be required to fund this work, which could have a material adverse effect on the Corporation’s financial position. There can also be no assurance that the Corporation will not be required to fund additional reclamation work at its other project sites which could have a material adverse effect on the Corporation’s financial position. As of December 31, 2009, the Corporation also had pledged US$9,447,000 in cash as security for performance guarantees relating to the future reclamation of Fosterville and Stawell.

Northgate holds certain investments which currently lack liquidity. Continued illiquidity of the investments or recognition of an impairment loss related to the investments could have a material adverse effect on its financial position.

The Corporation continues to maintain a portion of its investments in auction rate securities, which are floating rate securities marketed by financial institutions with auction reset dates at 7, 28, or 35 day intervals to provide short-term liquidity (“ARS”). The par value of these securities held by the Corporation is US$72,600,000. Beginning in August 2007, auctions at which these securities were to be re-sold began to fail, and as of the date hereof, attempts to conduct auctions have generally ceased. All ARS currently held by the Corporation were purchased on its behalf by Lehman Brothers Inc. (“Lehman”), acting in its capacity as broker agent of the Corporation using the limited discretion conferred on it. Based on investigation conducted after the securities in question became illiquid, the Corporation concluded that a number of representations from Lehman had been incorrect, and that Lehman had mishandled the Corporation’s account. The Corporation has filed a claim against Lehman and certain of its employees with the Financial Regulatory Authority (FINRA) in the United States. Currently the Corporation’s ARS holdings cannot be readily converted to cash for use by the Corporation to make capital investments or for other business purposes, although the underlying payment and other obligations of the original issuers of these securities remain intact, and these issuers continue to make regular interest payments to the Corporation. The estimated fair value of the Corporation’s ARS holdings at December 31, 2009 was US$37,702,000, which reflects a US$1,589,000 decline from the December 31, 2008 estimated fair value of US$39,291,000. The Corporation has recognized an “other than temporary” impairment of US$10,979,000 into earnings for the twelve months ended December 31, 2009. While the foregoing valuation judgments are based on current information available and are intended to conform to applicable accounting principles, it is possible that under applicable US laws the actual damage to the Corporation would be considered to be equal to the par value of the securities. The conclusion for an “other than temporary” impairment is based on a variety of factors, including the bankruptcy of Lehman and its affiliates, the very substantial decline in the estimated fair value of individual investments over an extended period, recent downgrades in issuer credit ratings and continuing adversity in the credit and capital markets. Should these factors persist, the Corporation may recognize additional impairment losses in net earnings in respect of some or all of its ARS investments. Such further impairment or continued illiquidity of these investments could have a material adverse effect on Northgate’s financial position.

There can be no assurance that Northgate will successfully acquire additional mineral rights.

The Corporation’s profitability is significantly affected by the cost and results of its exploration and development programs. As mines have limited lives based on proven and probable reserves, the Corporation actively seeks to replace and expand its reserves, primarily through exploration and development and, from time to time, through strategic acquisitions. Exploration for minerals is highly speculative in nature, involves many risks and frequently is unsuccessful. Among the many uncertainties inherent in any gold exploration and development program are the location of economic ore bodies, the development of appropriate metallurgical processes, the receipt of necessary regulatory permits and the construction of mining and processing facilities. In addition, substantial expenditures are required to pursue such exploration and development activities. Assuming discovery of an economic ore body, depending on the type of mining operation involved, several years may elapse from the initial phases of drilling until commercial operations are commenced, during which time the economic feasibility of production may change. Accordingly, there can be no assurance that the Corporation’s current exploration and development programs will result in any new economically viable mining operations or yield new reserves to replace or expand current reserves.

Northgate conducts business in foreign countries and is exposed to risks, including political, economic and other risks and uncertainties.

Northgate’s operations are conducted in two politically stable mining jurisdictions — Canada and Australia. The Corporation’s operations remain, however, exposed to various levels of political, economic and other risks and uncertainties. These risks and uncertainties include, but are not limited to, fluctuations in currency exchange rates; inflation; changes in laws and regulatory policies; royalty and tax increases or other claims by government entities, including retroactive claims; delays in obtaining or the inability to obtain necessary governmental permits;

changing political conditions; currency controls; and governmental regulations that favour or require the awarding of contracts to local contractors or require foreign contractors to employ citizens of, or purchase supplies from, a particular jurisdiction. Specifically, in May 2010, the government of Australia unveiled a new tax on mining projects that is scheduled to come in to effect as early as July 2012. The government will also cut the company tax rate from 30% to 29% from mid 2013 and to 28% by mid 2014, and will refund state-based royalties currently imposed on mining projects. Changes in policies or laws affecting ownership of assets, foreign investment, taxation, rates of exchange, gold sales, environmental protection, labour relations, price controls, repatriation of income or return of capital may affect both the ability of Northgate to undertake exploration and development activities in respect of future properties in the manner currently contemplated, as well as its ability to continue to explore, develop, and operate those properties to which it has rights relating to exploration, development and operations.

The Corporation is subject to significant governmental regulation.

The Corporation’s mining operations and exploration activities are subject to extensive Canadian and Australian federal, state, provincial, territorial and local laws and regulations governing prospecting, development, production, exports, taxes, labour standards, occupational health and safety, water disposal, toxic substances, explosives, management of natural resources, environmental protection, mine safety, dealings with native groups, historic and cultural preservation and other matters. Compliance with such laws and regulations increases the costs of planning, designing, developing, constructing, operating and closing mines and other facilities. Such laws and regulations are also subject to constant change. Amendments to current laws and regulations governing operations and activities of mining companies or more stringent implementation or interpretation thereof could have a material adverse impact on the Corporation, cause a reduction in levels of production, an increase in the costs of production and delay or prevent the development of new mining properties. Failure to comply with applicable laws and regulations may result in civil or criminal fines or penalties or enforcement actions, including orders issued by regulatory or judicial authorities enjoining or curtailing operations or requiring corrective measures, installation of additional equipment or remedial actions, any of which could result in the Corporation incurring significant expenditures. The Corporation may also be required to compensate persons suffering loss or damage by reason of a breach of such laws, regulations or permitting requirements.

Northgate is exposed to legal risks.

The Corporation is subject to various existing and potential legal claims and complaints, including unexpected environmental remediation costs in excess of current reserves, arising out of the normal course of business. While the Corporation believes that unfavourable decisions in any pending procedures or the threat of procedures related to any future assessment, or any amount it might be required to pay, will not have a material adverse effect on the Corporation’s financial condition, there is a risk that if such decisions are determined adversely to the Corporation, they could have a material adverse effect on the Corporation’s profitability.

There is uncertainty related to unsettled First Nations rights and title in British Columbia, Ontario and Australia and this may adversely impact Northgate’s operations and profit.

Native land claims in British Columbia remain the subject of active debate and litigation. The Kemess operation and associated mineral tenures lie within overlapping land claims of several First Nations, as is the case for much of British Columbia. Although Northgate has an agreement with local First Nations regarding land use, as it pertains to its current Kemess operations, there can be no assurance that the broader land claims will not create delays or impose additional costs.

The Corporation signed an Impact and Benefits Agreement with Matachewan First Nation on July 2, 2009 in relation to the Corporation’s Young-Davidson project in Northern Ontario. The Corporation is committed to consulting with other local First Nation(s) to gain an understanding of how the Young-Davidson project (as proposed) may impact upon the exercise of their asserted aboriginal and treaty rights.

In Australia, exploration licenses are generally subject to Native land and title issues when they are located on Crown land. This requires the Corporation to reach agreement with the affected peoples before an exploration license is granted by the state of Victoria, New South Wales or Western Australia. The mining leases on which the Corporation’s two Australian operations, Fosterville and Stawell, are located currently have no Native title issues.

Increased competition could adversely affect Northgate’s ability to attract necessary capital funding or acquire suitable producing properties or prospects for mineral exploration in the future.

The mining industry is intensely competitive. Many companies and individuals are engaged in the mining business, including large, established mining companies with substantial capabilities. There is a limited supply of desirable mineral lands available for claim staking, lease or other acquisition in the areas where the Corporation contemplates conducting exploration activities. The Corporation may be at a competitive disadvantage in acquiring mining properties as it must compete with these individuals and companies, many of which have greater financial resources and larger technical staffs than the Corporation has. Accordingly, there can be no assurance that the Corporation will be able to compete successfully for new mining properties. The Corporation may also encounter increasing competition from other mining companies in its efforts to hire experienced mining professionals. Competition for exploration resources at all levels is currently very intense, particularly affecting the availability of manpower, drill rigs and helicopters. Increased competition could adversely affect the Corporation’s ability to attract necessary capital funding or acquire suitable producing properties or prospects for mineral exploration in the future.

Changes in the market price of gold and copper, which in the past have fluctuated widely, will affect the profitability of Northgate’s operations and financial condition.

The Corporation’s revenues are derived primarily from gold and copper mining, and as such revenues are largely contingent on world market price of gold and copper. If the world market price of gold or copper were to drop and the prices realized by Northgate on gold or copper sales were to decrease significantly and remain at such a level for any substantial period, Northgate’s profitability and cash flow would be negatively affected. Gold and copper prices fluctuate widely and are affected by numerous factors beyond the Corporation’s control, including global and regional demand, political and economic conditions, central bank sales, producer hedging activities, expectations of inflation, interest rates, the relative exchange rate of the United States dollar with other major currencies, and production costs in major gold and copper producing regions. The aggregate effect of these factors is impossible to predict with accuracy. Gold and copper prices are also affected by worldwide production levels. In addition, the prices of gold and copper have on occasion been subject to very rapid, short-term changes because of speculative activities. Fluctuations in gold and copper prices may adversely affect the Corporation’s financial performance or results of operations. If the Corporation’s revenues from the sale of gold and copper fall below the Corporation’s cost of production due to a fall in the price of gold and/or copper and prices remain at such levels for any sustained period, the Corporation may experience losses and may curtail or suspend some or all of its exploration, development and mining activities. The Corporation has attempted to limit its exposure to a potential drop in copper prices by entering into forward sales contracts for 17,375 mt of copper at $3.31/pound, representing approximately 73% of the remaining production from Kemess South. There is no assurance however that this or any other hedging strategies by the Corporation will be successful or that fluctuations in the prices of gold or copper will not materially adversely affect the Corporation’s financial performance and results of operations. In the event Northgate curtails or suspends some or all of its exploration activities, depleted reserves may not be replaced. In addition, the market value of Northgate’s gold or copper inventory may be reduced and existing reserves may be reduced to the extent that ore cannot be mined and processed economically at the prevailing prices.

Northgate may experience problems integrating new acquisitions into existing operations, which could have a material adverse effect on Northgate.

The Corporation acquired Perseverance in February 2008 and is actively evaluating opportunities to acquire additional mining assets and businesses. These acquisitions may be significant in size, may change the scale of the Corporation’s business and may expose the Corporation to new geographic, political, operating, financial and geological risks. The Corporation’s success in its acquisition activities depends on its ability to identify suitable acquisition targets, acquire them on acceptable terms and integrate their operations successfully with those of the Corporation. Any acquisitions would be accompanied by risks, such as the difficulty of assimilating the operations and personnel of any acquired companies; the potential disruption of the Corporation’s ongoing business; the inability of management to maximize the financial and strategic position of the Corporation through the successful incorporation of acquired assets and businesses; additional expenses associated with amortization of acquired intangible assets; the maintenance of uniform standards, controls, procedures and policies; the impairment of relationships with employees, customers and contractors as a result of any integration of new management personnel; and the potential unknown liabilities associated with acquired assets and businesses, including environmental liabilities. In addition, the Corporation may need additional capital to finance any such acquisitions. Debt financing related to acquisition will expose the Corporation to the risk of leverage, while equity financing may cause existing shareholders to suffer dilution. There can be no assurance that the Corporation would be successful in overcoming these risks or any other problems encountered in connection with such acquisitions. Due to all of the foregoing, the Corporation’s pursuit of any future acquisition may have a materially adverse effect on its business, result of operations, financial condition, cash flows and liquidity.

Risks Relating to Northgate’s Securities

The trading price for Northgate’s securities is volatile.

The price of Northgate’s Common Shares may be volatile as a result of several factors, including the following, some of which are beyond the Corporation’s control:

•	Fluctuations in the price of gold and copper and/or the Canadian dollar/US dollar and US dollar/Australian dollar exchange rates;

•	Variations in reserve tonnes and grade estimates;

•	Variations in the Corporation’s operating results;

•	Operating results may differ from the expectations of securities analysts and investors;

•	Changes in expectations as to the Corporation’s future financial performance, including estimates by securities analysts and investors;

•	Changes in market valuations of other gold or copper companies;

•	Announcements of significant acquisitions, strategic partnerships, joint ventures or capital commitments by the Corporation or its competitors;

•	Additions or departures of key personnel; and

•	Future issuances of the Corporation’s Common Shares.

In addition, trends in capital markets or general economic conditions can influence share prices irrespective of the operating performance of the issuer.

Investors in the United States or in other jurisdictions outside of Canada may have difficulty bringing actions and enforcing judgments against the Corporation, its directors, its executive officers and some of the experts named in this Prospectus based on civil liability provisions of federal securities laws or other laws of the United States or any state thereof or the equivalent laws of other jurisdictions of residence.

The Corporation is existing under the laws of the Province of British Columbia. Many of the Corporation’s directors and officers, and some of the experts named in this Prospectus, are residents of Canada or otherwise reside outside of the United States, and all or a substantial portion of their assets, and a substantial portion of the Corporation’s assets, are located outside of the United States. As a result, it may be difficult for investors in the United States or outside of Canada to bring an action against directors, officers or experts who are not resident in the United States or in the other jurisdiction of residence. It may also be difficult for an investor to enforce a judgment obtained in a United States court or a court of another jurisdiction of residence predicated upon the civil liability provisions of federal securities laws or other laws of the United States or any state thereof or the equivalent laws of other jurisdictions of residence against those persons or the Corporation. Please refer to additional information under the heading “Enforceability of Civil Liabilities” in this Prospectus.

Current global financial conditions have been subject to increased volatility

Current global financial conditions have been subject to increased volatility and numerous financial institutions have either gone into bankruptcy or have had to be rescued by governmental authorities. Access to public financing continues to be negatively impacted by the recent liquidity crisis in global credit markets. These factors may impact the ability of the Corporation to obtain equity or debt financing in the future and, if obtained, on terms favourable to the Corporation. If these increased levels of volatility and market turmoil continue, the Corporation’s operations could be adversely impacted and the trading price of the Common Shares could continue to be adversely affected.

The Corporation could be classified as a “passive foreign investment company” (“PFIC”) under the U.S. Internal Revenue Code of 1986, as amended (the “Code”) for the current taxable year or a future taxable year, which may result in adverse tax consequences for investors in the United States.

Based on available financial information, current business plans and the nature of the Corporation’s business, the Corporation does not believe it will be a PFIC under Section 1297 of the Code for its taxable year ending December 31, 2010 or subsequent taxable years. However, there can be no assurance that the Internal Revenue Service in the US will not successfully challenge this position or that the Corporation will not become a PFIC in a future taxable year, because PFIC status is determined on an annual basis and depends on the Corporation’s assets and income in each taxable year. Consequently, shareholders and potential investors that are U.S. taxpayers should be aware that the Corporation may be a PFIC for a taxable year in which they hold Securities offered pursuant to an applicable Prospectus Supplement. Depending on the availability of certain elections, the PFIC rules can, among other things, accelerate the timing of the recognition of taxable income and recharacterize what would otherwise be capital gain as ordinary income. The effect of these rules on a U.S. taxpayer’s ownership of Securities will be discussed in the relevant offering documents.

The Debt Securities, Equity Warrants, Debt Warrants, Share Purchase Contracts, Share Purchase or Equity Units, Subscription Receipts, Preference Shares, and Units may not be listed and there is no established trading market for those securities. Investors may be unable to sell Debt Securities, Equity Warrants, Debt Warrants, Share Purchase Contracts, Share Purchase or Equity Units, Subscription Receipts, Preference Shares, and Units at the prices they desire or at all.

There is no existing trading market for the Debt Securities, Equity Warrants, Debt Warrants, Share Purchase Contracts, Share Purchase or Equity Units (as defined herein), Subscription Receipts, Preference Shares, and Units. As a result, there can be no assurance that a liquid market will develop or be maintained for those debt securities, or that investors will be able to sell any of those securities at a particular time (if at all). Northgate does not intend to list the Debt Securities, Equity Warrants, Debt Warrants, Share Purchase Contracts, Share Purchase or Equity Units, Subscription Receipts, Preference Shares, and Units on any national securities exchange. The liquidity of the trading market in those securities, and the market price quoted for those securities, may be adversely affected by, among other things:

•	changes in the overall market for those securities;

•	changes in Northgate’s financial performance or prospects;

•	the prospects for companies in Northgate’s industry generally;

•	the number of holders of those securities;

•	the interest of securities dealers in making a market for those securities; and

•	prevailing interest rates.

Shareholders’ interests may be diluted in the future.

The Corporation may require additional funds for exploration and development programs or potential acquisitions. If it raises additional funding by issuing additional equity securities or other securities that are convertible into equity securities, such financings may substantially dilute the interests of existing shareholders.

Issuances of a substantial number of securities, or the availability of such securities for sale, could adversely affect the prevailing market prices for the Corporation’s securities. A decline in the market prices of the Corporation’s securities could impair its ability to raise additional capital.

The Corporation does not currently pay a dividend and does not intend to declare dividends in the foreseeable future.

The Corporation does not currently pay a dividend. The decision to continue this policy will be made by the Board of Directors of Northgate from time to time based upon, among other things, cash flow, the results of operations and the financial condition of Northgate and its subsidiaries, the need for funds to finance ongoing operations, compliance with credit agreements and other instruments, and such other considerations as the Board of Directors of Northgate considers relevant. The Corporation does not currently intend to pay dividends or to make any other distributions, which may limit the way in which investors may realize any returns on their investment.

CONSOLIDATED CAPITALIZATION

Other than as disclosed in the documents incorporated by reference, there have been no material changes in the share capitalization of the Corporation since December 31, 2009.

USE OF PROCEEDS

Unless otherwise specified in an applicable Prospectus Supplement, the net proceeds to Northgate from the sale of Securities will be used to fund capital expenditures, development and construction expenditures, exploration activities, potential future acquisitions and for general corporate purposes.

Northgate intends to use the funds as stated in this Prospectus or an applicable Prospectus Supplement. However, there may be circumstances where, on the basis of results obtained or for other sound business reasons, a re-allocation of funds may be necessary or prudent. Accordingly, management of Northgate will have broad discretion in the application of the proceeds of an offering of Securities.

All expenses relating to an offering of Securities and any compensation paid to underwriters, dealers or agents, as the case may be, will be paid out of the Corporation’s general funds, unless otherwise stated in the applicable Prospectus Supplement.

DESCRIPTION OF SHARE CAPITAL

The authorized capital of the Corporation is 100,000,000,000,000 shares of each of the following classes: Common Shares, Class A and Class B preference shares, all without par value. As at June 9, 2010, 290,894,120 Common Shares and no Class A or Class B preference shares were issued and outstanding.

Common Shares

Unless otherwise specified, Equity Securities distributed under this Prospectus or an applicable Prospectus Supplement will be Common Shares. Holders of Common Shares are entitled to receive on a pro rata basis dividends if, as and when declared by the Board of Directors of the Corporation, subject to the prior rights of the holders of any shares ranking senior to the Common Shares in the payment of dividends. In the event of the dissolution, liquidation or winding-up of the Corporation, the holders of the Common Shares, subject to the prior rights of the holders of any shares ranking senior to the Common Shares with respect to priority in the distribution of the property and assets of the Corporation upon dissolution, liquidation or winding-up, will be entitled to receive on a pro rata basis the remaining property and assets of the Corporation. Holders of Common Shares are entitled to receive notice of, attend and vote at any meeting of the Corporation’s shareholders, except meetings where only the holders of another class or series of shares are entitled to vote separately as a class or series. The Common Shares carry one vote per share.

Class A Preference Shares and Class B Preference Shares

The Class A preference shares and Class B preference shares are issuable in series. Each series may consist of such number of shares and have such designation, rights, privileges restrictions and conditions attached thereto as may be determined by the Board of Directors, subject to the provisions attached to the Class A preference shares as a class or the Class B preference shares as a class. The Class A preference shares rank ahead of the Class B preference shares and the Common Shares and the Class B preference shares rank ahead of the Common Shares with respect to the distribution of assets of the Corporation upon liquidation, dissolution or winding-up.

Shareholders’ Rights Plan

On March 8, 2010, the Board of Directors adopted the Northgate Shareholders’ Rights Plan (the “Plan”) to replace the shareholders’ rights plan that it initially adopted on March 11, 2004 (the “Original Rights Plan”), which was confirmed by shareholders at the annual general and special meetings of the Corporation held on May 14, 2004 and May 4, 2007. The Original Rights Plan expired on March 11, 2010. The successor Plan became effective on March 8, 2010 and was confirmed by a majority of the shareholders of the Corporation at the annual and special meeting of shareholders of the Corporation held on May 11, 2010. The Plan is designed to ensure the fair treatment of the Corporation’s shareholders in the event of a take-over bid for the Common Shares and to provide the Board of Directors and the Corporation’s shareholders with more time to evaluate any unsolicited takeover bid and, if appropriate, to seek out other alternatives to maximize shareholder value. Under the terms of the Plan, one right is issued and attached to each Common Share.

The Plan is similar to shareholders’ rights plans adopted by a number of other Canadian companies. The Plan is not intended to block take-over bids. The Plan includes “Permitted Bid” provisions which do not invoke the dilutive effects of the Plan if a take-over bid is made by way of a take-over bid circular that remains open for a minimum of 60 days and is accepted by not less than 50 per cent of the Common Shares held by independent shareholders. The Plan will be invoked by an acquisition bid, other than pursuant to a Permitted Bid, of 20% or more of the outstanding Common Shares or the commencement of a take-over bid that is not a Permitted Bid.

DESCRIPTION OF DEBT SECURITIES

In this section only, Northgate refers only to Northgate Minerals Corporation and not any of its subsidiaries. The following description sets forth certain general terms and provisions of the Debt Securities. Northgate will provide the particular terms and provisions of a series of Debt Securities and, if applicable, a description of how the general terms and provisions described below may apply to that series in an applicable Prospectus Supplement and in connection with the offering of any Debt Securities.

The Debt Securities will be issued under one or more trust indentures entered into or to be entered into between the Corporation and a financial institution to which the Trust Loan and Companies Act (Canada) applies and/or the U.S. Trust Indenture Act of 1939, as amended, applies, or a financial institution organized under the laws the United States or of any province of Canada and authorized to carry on business as a trustee (the “Trustee”), including under the form of trust indenture (the “Indenture”) to be entered into between Northgate and The Bank of New York, as supplemented. A copy of the Indenture has been filed as an exhibit to the registration statement filed with the SEC and has been filed with Canadian securities regulators and is available at www.sedar.com. Each trust indenture will set out the terms of the applicable series of the Debt Securities. The statements in this Prospectus relating to any trust indenture and the Debt Securities to be issued under it are summaries of certain anticipated provisions of the trust indenture and do not purport to be complete and are subject to, and are qualified in their entirety by reference to, all provisions of the applicable trust indenture.

Northgate may issue securities (including debt securities) and incur additional indebtedness other than through the offering of Debt Securities under this Prospectus and a Prospectus Supplement may include specific variable terms pertaining to the Debt Securities that are not within the alternatives and parameters described in this Prospectus. It is not expected that any trust indenture will limit the aggregate principal amount of Debt Securities which Northgate may issue or the amount of other indebtedness it may incur.

This Prospectus does not qualify for issuance Debt Securities in respect of which the payment of principal and/or interest may be determined, in whole or in part, by reference to one or more underlying interests including, for example, an equity or debt security, a statistical measure of economic or financial performance including, but not limited to, any currency, consumer price or mortgage index, or the price or value of one or more commodities, indices or other items, or any other item or formula, or any combination or basket of the foregoing items. For greater certainty, this Prospectus may qualify for issuance Debt Securities in respect of which the payment of principal and/or interest may be determined, in whole or in part, by reference to published rates of a central banking authority or one or more financial institutions, such as a prime rate or bankers’ acceptance rate, or to recognized market benchmark interest rates such as LIBOR, EURIBOR or a U.S. Federal funds rate.

General

The applicable Prospectus Supplement will describe the specific terms of the Debt Securities of any series being offered under any trust indenture (including the Indenture) and may include, but is not limited to, any of the following:

•	the title and the aggregate principal amount of the Debt Securities;

•	the date or dates, or the method by which such date or dates will be determined or extended, on which the principal of (and premium, if any, on) the Debt Securities will be payable and the portion (if less than the principal amount) to be payable upon a declaration of acceleration of maturity;

•	the rate or rates (whether fixed or variable) at which the Debt Securities will bear interest, if any, or the method by which such rate or rates will be determined and the date or dates from which such interest will accrue;

•	the date or dates, or the method by which such date or dates will be determined or extended, on which any interest will be payable and the regular record dates for the payment of interest on the Debt Securities in registered form;

•	the place or places where the principal of (and premium, if any) and interest, if any, on the Debt Securities will be payable and each office or agency where the Debt Securities may be presented for registration of transfer or exchange;

•	each office or agency where the principal of (and premium, if any) and interest, if any, on the Debt Securities of such series will be payable;

•	the period or periods within which, the price or prices at which, the currency or currency unit in which, and other terms and conditions upon which the Debt Securities may be redeemed or purchased, in whole or in part, by us;

•	the terms and conditions upon which investors may redeem the Debt Securities prior to maturity and the price or prices at which and the currency or currency unit in which the Debt Securities are payable;

•	any mandatory or optional redemption or sinking fund or analogous provisions;

•	if other than denominations of $1,000 and any integral multiple thereof, the denomination or denominations in which any registered securities of the series shall be issuable and, if other than the denomination of $5,000, the denomination or denominations in which any bearer securities of the series shall be issuable;

•	if other than Canadian or US dollars, the currency or currency unit in which the Debt Securities are denominated or in which currency payment of the principal of (and premium, if any) or interest, if any, on such Debt Securities will be payable;

•	any index formula or other method used to determine the amount of payments of principal of (and premium, if any) or interest, if any, on the Debt Securities;

•	whether the series of the Debt Securities are to be registered securities, bearer securities (with or without coupons) or both;

•	whether the Debt Securities will be issuable in the form of one or more global securities and, if so, the identity of the depository for the global securities;

•	whether and under what circumstances Northgate will be required to pay any additional amounts for withholding or deduction for Canadian taxes with respect to the securities, and whether Northgate will have the option to redeem the Debt Securities rather than pay the additional amounts;

•	the terms, if any, on which the Debt Securities may be converted or exchanged for other of Northgate’s securities or securities of other entities;

•	if payment of the Debt Securities will be guaranteed by any other person;

•	the extent and manner, if any, in which payment on or in respect of the Debt Securities will be senior or will be subordinated to the prior payment of Northgate’s other liabilities and obligations;

•	the percentage or percentages of principal amount at which the Debt Securities will be issued;

•	any material Canadian and U.S. federal income tax consequences; and

•	any other terms, conditions, rights and preferences (or limitations on such rights and preferences) of the Debt Securities including covenants, security and events of default which apply solely to a particular series of the Debt Securities being offered which do not apply generally to other Debt Securities, or any covenants, security or events of default generally applicable to the Debt Securities which do not apply to a particular series of the Debt Securities.

Unless otherwise indicated in an applicable Prospectus Supplement or trust indenture, holders of the Debt Securities will not be afforded the right to tender such Debt Securities to Northgate for repurchase or provide for any increase in the rate or rates of interest at which the Debt Securities will bear interest, in the event Northgate should become involved in a highly leveraged transaction or in the event of a change in control of Northgate.

The Debt Securities may be issued bearing no interest or at a discount below their stated principal amount. The Canadian and U.S. federal income tax consequences and other special considerations applicable to any such discounted Debt Securities or other Debt Securities offered and sold at par which are treated as having been issued at a discount for Canadian and/or U.S. federal income tax purposes will be described in a Prospectus Supplement.

Ranking and Other Indebtedness

Unless otherwise indicated in an applicable Prospectus Supplement, or any applicable trust indenture, the Debt Securities will be unsecured obligations and will rank equally with all of Northgate’s other unsecured and unsubordinated debt from time to time outstanding and equally with other securities issued under the Indenture. Unless otherwise indicated in an applicable Prospectus Supplement, or any applicable trust indenture, the Debt Securities will be structurally subordinated to all existing and future liabilities, including trade payables and other indebtedness, of Northgate’s subsidiaries.

Form, Denominations and Exchange

A series of the Debt Securities may be issued solely as registered securities, solely as bearer securities or as both registered securities and bearer securities. Registered securities will be issuable in denominations of $1,000 and any integral multiple thereof and bearer securities will be issuable in denominations of $5,000 or, in each case, in such other denominations as may be set out in the terms of the Debt Securities of any particular series. The trust indenture (including the Indenture) will provide that a series of the Debt Securities may be issuable in global form. Unless otherwise indicated in a Prospectus Supplement, bearer securities will have interest coupons attached.

Unless otherwise provided for in the applicable trust indenture (and indicated in the applicable Prospectus Supplement), registered securities of any series will be exchangeable for other registered securities of the same series and of a like aggregate principal amount and tenor of different authorized denominations. If, but only if, provided in an applicable Prospectus Supplement, bearer securities (with all unmatured coupons, except as provided below, and all matured coupons in default) of any series may be exchanged for registered securities of the same series of any authorized denominations and of a like aggregate principal amount and tenor. In such event, bearer securities surrendered in a permitted exchange for registered securities between a regular record date or a special record date and the relevant date for payment of interest shall be surrendered without the coupon relating to such date for payment of interest, and interest will not be payable on such date for payment of interest in respect of the registered security issued in exchange for such bearer security, but will be payable only to the holder of such coupon when due in accordance with the terms of the applicable trust indenture (including the Indenture). Unless otherwise specified in an applicable Prospectus Supplement, bearer securities will not be issued in exchange for registered securities.

The applicable Prospectus Supplement may indicate the places to register a transfer of the Debt Securities. Except as may be set forth in any trust indenture (including the Indenture), no service charge will be made for any registration of transfer or exchange of the Debt Securities, but Northgate may, in certain instances, require a sum sufficient to cover any tax or other governmental charges payable in connection with these transactions.

Global Securities

A series of the Debt Securities may be issued in whole or in part in global form as a “global security” and will be registered in the name of and be deposited with a depositary, or its nominee, each of which will be identified in the Prospectus Supplement relating to that series. Unless and until exchanged, in whole or in part, for the Debt Securities in definitive registered form, a global security may not be transferred except as a whole by the depositary for such global security to a nominee of the depositary, by a nominee of the depositary to the depositary or another nominee of the depositary or by the depositary or any such nominee to a successor of the depositary or a nominee of the successor.

The specific terms of the depositary arrangement with respect to any portion of a particular series of the Debt Securities to be represented by a global security will be described in an applicable Prospectus Supplement relating to such series. Northgate anticipates that the following provisions will apply to all depositary arrangements.

Upon the issuance of a global security, the depositary therefor or its nominee will credit, on its book entry and registration system, the respective principal amounts of the Debt Securities represented by the global security to the accounts of such persons, designated as “participants”, having accounts with such depositary or its nominee. Such accounts shall be designated by the underwriters, dealers or agents participating in the distribution of the Debt Securities or by Northgate if such Debt Securities are offered and sold directly by Northgate. Ownership of beneficial interests in a global security will be limited to participants or persons that may hold beneficial interests through participants. Ownership of beneficial interests in a global security will be shown on, and the transfer of that ownership will be effected only through, records maintained by the depositary therefor or its nominee (with respect to interests of participants) or by participants or persons that hold through participants (with respect to interests of persons other than participants). The laws of some states in the United States may require that certain purchasers of securities take physical delivery of such securities in definitive form.

So long as the depositary for a global security or its nominee is the registered owner of the global security, such depositary or such nominee, as the case may be, will be considered the sole owner or holder of the Debt Securities represented by the global security for all purposes under the Indenture. Except as provided below, owners of beneficial interests in a global security will not be entitled to have a series of the Debt Securities represented by the global security registered in their names, will not receive or be entitled to receive physical delivery of such series of the Debt Securities in definitive form and will not be considered the owners or holders thereof under the applicable trust indenture (including the Indenture).

If a depositary for a global security representing a particular series of the Debt Securities is at any time unwilling or unable to continue as depositary and a successor depositary is not appointed by Northgate within 90 days, it will issue such series of Debt Securities in definitive form in exchange for a global security representing such series of Debt Securities. In addition, Northgate may at any time and in its sole discretion determine not to have a series of Debt Securities represented by a global security and, in such event, will issue a series of Debt Securities in definitive form in exchange for all of the global securities representing the series of Debt Securities.

Summary of the Indenture

The following is a summary of the Indenture which sets forth certain general terms and provisions of the Debt Securities and is not intended to be complete. For a more complete description, including the definition of capitalized terms used but not defined under this section, investors should refer to the Indenture.

General

The Indenture does not limit the aggregate principal amount of Debt Securities which Northgate may issue under the Indenture and does not limit the amount of other indebtedness it may incur. The Indenture provides that Debt Securities may be issued from time to time in one or more series and may be denominated and payable in Canadian dollars, US dollars or any foreign currency. Material Canadian and U.S. federal income tax considerations applicable to any of the Debt Securities denominated in a foreign currency will be described in the Prospectus Supplement relating to any offering of Debt Securities denominated in a foreign currency. Unless otherwise indicated in an applicable Prospectus Supplement, the Debt Securities will be unsecured obligations. The Indenture also permits Northgate to increase the principal amount of any series of the Debt Securities previously issued and to issue that increased principal amount. Unless otherwise indicated in an applicable Prospectus Supplement, the Indenture does not afford holders of the Debt Securities the right to tender such Debt Securities to Northgate for repurchase or provide for any increase in the rate or rates of interest at which the Debt Securities will bear interest, in the event Northgate should become involved in a highly leveraged transaction or in the event of a change in control of Northgate.

Northgate will not be required to:

•	issue, register the transfer of or exchange any series of the Debt Securities during a period beginning at the opening of business 15 days before any selection of that series of the Debt Securities to be redeemed and ending at the close of business on (A) if the series of the Debt Securities are issuable only as registered securities, the day of mailing of the relevant notice of redemption and (B) if the series of the Debt Securities are issuable as bearer securities, the day of the first publication of the relevant notice of redemption or, if the series of the Debt Securities are also issuable as registered securities and there is no publication, the mailing of the relevant notice of redemption;

•	register the transfer of or exchange any registered security, or portion thereof, called for redemption, except the unredeemed portion of any registered security being redeemed in part;

•	exchange any bearer security selected for redemption, except that, to the extent provided with respect to such bearer security, such bearer security may be exchanged for a registered security of that series and like tenor, provided that such registered security shall be immediately surrendered for redemption with written instruction for payment consistent with the provisions of the applicable trust indenture (including the Indenture); or

•	issue, register the transfer of, or exchange any of the Debt Securities which have been surrendered for repayment at the option of the holder, except the portion, if any, thereof not to be so repaid.

Payment

Unless otherwise indicated in an applicable Prospectus Supplement, payment of principal of (and premium, if any) and interest on the Debt Securities will be made at the office or agency of the Trustee, at 101 Barclay Street, 4 East, New York, New York 10286, Attn: Global Finance Americas Unit, or at Northgate’s option it can pay principal, interest and any premium by (1) check mailed or delivered to the address of the person entitled as the address appearing in the security register of the Trustee or (2) wire transfer to an account in the United States or Canada of the person entitled to receive payments if such person is a holder of $5.0 million or more in aggregate principal amount of the Debt Securities.

Unless otherwise indicated in an applicable Prospectus Supplement, payment of any interest will be made to the persons in whose name the Debt Securities are registered at the close of business on the day or days specified by Northgate.

Any payments of principal (and premium, if any) and interest, if any, on global securities registered in the name of a depositary or its nominee will be made to the depositary or its nominee, as the case may be, as the registered owner of the global security representing such Debt Securities. None of Northgate, the Trustee or any paying agent for the Debt Securities represented by the global securities will have any responsibility or liability for any aspect of the records relating to or payments made on account of beneficial ownership interests of the global security or for maintaining, supervising or reviewing any records relating to such beneficial ownership interests.

Northgate expects that the depositary for a global security or its nominee, upon receipt of any payment of principal, premium or interest, will credit participants’ accounts with payments in amounts proportionate to their respective beneficial interests in the principal amount of the global security as shown on the records of such depositary or its nominee. Northgate also expects that payments by participants to owners of beneficial interests in a global security held through such participants will be governed by standing instructions and customary practices, as is now the case with securities held for the accounts of customers registered in “street name”, and will be the responsibility of such participants.

Certain Definitions

Set forth below is a summary of certain of the defined terms used in the Indenture. Reference is made to the Indenture for the full definition of all such terms.

“Capital Lease Obligation” means the obligation of a person, as lessee, to pay rent or other amounts to the lessor under a lease of real or personal property which is required to be classified and accounted for as a capital lease on a consolidated balance sheet of such person in accordance with generally accepted accounting principles.

“Consolidated Net Tangible Assets” means the total amount of assets of Northgate on a consolidated basis after deducting therefrom:

•	all current liabilities (excluding any current liabilities which are by their terms extendible or renewable at the option of the obligor thereon to a time more than 12 months after the time as of which the amount thereof is being computed);

•	all goodwill, trade names, trademarks, patents, unamortized debt discount and expense and other similar intangibles (mineral properties and deferred costs shall not be deemed intangibles for purposes of this definition); and

•	appropriate adjustments on account of minority interests of other persons holding stock of Northgate’s Subsidiaries;

in each case, as shown on the most recent annual audited or quarterly unaudited consolidated balance sheet of Northgate and computed in accordance with generally accepted accounting principles.

“Current Assets” means current assets as determined in accordance with generally accepted accounting principles.

“Debt” means as at the date of determination, all items of indebtedness in respect of any amounts borrowed which, in accordance with generally accepted accounting principles, would be recorded as debt in the consolidated financial statements of any person, including:

•	any obligation for borrowed money;

•	any obligation evidenced by bonds, debentures, notes, or other similar instruments;

•	any Purchase Money Obligation;

•	any Capital Lease Obligation;

•	any payment obligation under Financial Instrument Obligations; and

•	any guarantee of Debt of another person.

“Financial Instrument Obligations” means obligations arising under:

•	interest rate swap agreements, forward rate agreements, floor, cap or collar agreements, futures or options, insurance or other similar agreements or arrangements, or any combination thereof, entered into by a person of which the subject matter is interest rates or pursuant to which the price, value or amount payable thereunder is dependent or based upon interest rates in effect from time to time or fluctuations in interest rates occurring from time to time;

•	currency swap agreements, cross-currency agreements, forward agreements, floor, cap or collar agreements, futures or options, insurance or other similar agreements or arrangements, or any combination thereof, entered into by a person of which the subject matter is currency exchange rates or pursuant to which the price, value or amount payable thereunder is dependent or based upon currency exchange rates in effect from time to time or fluctuations in currency exchange rates occurring from time to time; and

•	commodity swap or hedging agreements, floor, cap or collar agreements, commodity futures or options or other similar agreements or arrangements, or any combination thereof, entered into by a person of which the subject matter is one or more commodities or pursuant to which the price, value or amount payable thereunder is dependent or based upon the price of one or more commodities in effect from time to time or fluctuations in the price of one or more commodities occurring from time to time.

“generally accepted accounting principles” means the primary generally accepted accounting principles in which Northgate reports its financial statements and which are in effect from time to time.

“Lien” means any security by way of an assignment, mortgage, charge, pledge, lien, encumbrance, title retention agreement or other security interest whatsoever, but not including any security interest in respect of a lease which is not a Capital Lease Obligation and provided that such term shall not include any encumbrance that may be deemed to arise solely as a result of entering into an agreement, not in violation of the terms of this Indenture, to sell or otherwise transfer assets or Property.

“Non-Recourse Debt” means Debt to finance the creation, development, construction or acquisition of properties or assets and any increases in or extensions, renewals or refinancing of such Debt, provided that the recourse of the lender thereof (including any agent, trustee, receiver or other person acting on behalf of such entity) in respect of such Debt is limited in all circumstances to the properties or assets created, developed, constructed or acquired in respect of which such Debt has been incurred, to the capital stock and debt securities of the Restricted Subsidiary that acquires or owns such properties or assets and to the receivables, inventory, equipment, chattels, contracts, intangibles and other assets, rights or collateral connected with the properties or assets created, developed, constructed or acquired and to which such lender has recourse.

“Property” or “property” means all property owned by Northgate or a Restricted Subsidiary except such property which is determined by a resolution of its Board of Directors delivered to the Trustee not to be property of material importance to the total business conducted by Northgate and its Restricted Subsidiaries.

“Purchase Money Mortgage” means any Lien created, issued, incurred or assumed by Northgate or a Restricted Subsidiary to secure a Purchase Money Obligation; provided that such Lien is limited to the property (including the rights associated therewith) acquired, constructed, installed or improved in connection with such Purchase Money Obligation.

“Purchase Money Obligation” means Debt of Northgate or a Restricted Subsidiary incurred or assumed to finance the purchase price, in whole or in part, of any property or incurred to finance the cost, in whole or in part, of construction or installation of or improvements to any property; provided, however, that such Debt is incurred or assumed within 180 days after the purchase of such property or the completion of such construction, installation or improvements, as the case may be, provided that the principal amount of such Debt which is secured by the Lien does not exceed 100% of such purchase price or cost, as the case may be, and includes any extension, renewal or refunding of any such Debt provided the principal amount thereof outstanding on the date of such extension, renewal or refunding is not increased, and provided further that any such extension, renewal or refunding does not extend to any property other than the property in connection with which such obligation was created and improvements erected or constructed thereon.

“Restricted Subsidiary” means a Subsidiary of Northgate provided, however, such term shall not include any Subsidiary of Northgate if the amount of Northgate’s share of the shareholder’s equity in such Subsidiary does not, at the time of determination, exceed 2% of Shareholders’ Equity.

“Shareholders’ Equity” means the aggregate amount of shareholders’ equity (including but not limited to share capital, contributed surplus and retained earnings) of Northgate as shown on the most recent annual audited or quarterly unaudited consolidated balance sheet of Northgate and computed in accordance with generally accepted accounting principles.

“Subsidiary” of any person means, at the date of determination, any corporation or other person of which Voting Shares or other interests carrying more than 50% of the voting rights attached to all outstanding Voting Shares or other interests are owned, directly or indirectly, by or for such person or one or more Subsidiaries thereof.

“Voting Shares” means shares of any class of a corporation having under all circumstances the right to vote for the election of the directors of such corporation, provided that, for the purpose of this definition, shares which only carry the right to vote conditionally on the happening of an event shall not be considered Voting Shares whether or not such event shall have happened.

Covenants

Limitation on Liens

The Indenture provides that so long as any of Northgate’s Debt Securities are outstanding, Northgate will not, and will not permit any of its Restricted Subsidiaries to, create, incur or assume any Lien on or over any present or future property securing any Debt of Northgate or a Restricted Subsidiary without also simultaneously or prior thereto securing, or causing such Restricted Subsidiary to secure, equally and rateably with such other Debt all of the Debt Securities then outstanding under the Indenture, except:

•	Liens existing on the date of the Indenture, or arising thereafter pursuant to contractual commitments entered into prior to such date;

•	Liens incidental to the conduct of the business of Northgate or any Restricted Subsidiary or the ownership of Northgate’s assets that, in the aggregate, do not materially impair the operation of Northgate’s business, Northgate and its Subsidiaries taken as a whole, including, without limitation, any such Liens created pursuant to joint development agreements and leases, subleases, royalties or other similar rights granted to or reserved by others;

•	any Purchase Money Mortgage;

•	any Lien on any Property existing at the time Northgate or any Restricted Subsidiary acquires the Property (or any business entity then owning the Property) whether or not assumed by Northgate or such Restricted Subsidiary and whether or not such Lien was given to secure the payment of the purchase price of the Property (or any entity then owning the Property), provided that no such Lien shall extend to any other Property;

•	any Lien to secure Indebtedness owing to Northgate or to another Subsidiary;

•	Liens on the assets of a corporation existing at the time the corporation is liquidated or merged into, or amalgamated or consolidated with, Northgate or any Restricted Subsidiary or at the time of the sale, lease or other disposition to Northgate or any Restricted Subsidiary of the properties of such corporation as, or substantially as, an entirety;

•	any attachment or judgment Lien provided that (i) the execution or enforcement of the judgment it secures is effectively stayed and the judgment is being contested in good faith, (ii) the judgment it secures is discharged within 60 days after the later of the entering of such judgment or the expiration of any applicable stay, or (iii) the payment of the judgment secured is covered in full (subject to a customary deductible) by insurance;

•	any Lien in connection with Indebtedness which by its terms is Non-Recourse Debt;

•	any Lien for taxes, assessments or governmental charges or levies (a) that are not yet due and delinquent or (b) the validity of which is being contested in good faith;

•	any Lien of materialmen, mechanics, carriers, workmen, repairmen, landlords or other similar Liens, or deposits to obtain the release of these Liens;

•	any Lien (a) to secure public or statutory obligations (including reclamation and closure bonds and similar obligations), (b) to secure payment of workmen’s compensation, employment insurance or other forms of governmental insurance or benefits, (c) to secure performance in connection with tenders, leases of real property, environmental, land use or other governmental or regulatory permits, bids or contracts or (d) to secure (or in lieu of) surety or appeal bonds, and Liens made in the ordinary course of business for similar purposes;

•	any Lien granted in the ordinary course of business in connection with Financial Instrument Obligations;

•	any Lien created for the sole purpose of renewing or refunding any of the Liens described in the list above, provided that the Indebtedness secured thereby shall not exceed the principal amount of Indebtedness so secured at the time of such renewal or refunding, and that such renewal or refunding Lien shall be limited to all or any part of the same property which secured the Lien renewed or refunded;

•	Liens granted in connection with the securitization of marketable securities; and

•	Liens that would otherwise be prohibited by the foregoing clauses, provided that the aggregate Debt outstanding and secured pursuant to this clause does not at the time of granting the Lien exceed an amount equal to 10% of Consolidated Net Tangible Assets.

For greater certainty, the following do not constitute Liens securing payment of Debt:

•	all rights reserved to or vested in any governmental authority by the terms of any lease, license, franchise, grant or permit held by Northgate or a Restricted Subsidiary, or by any statutory provision, to terminate any such lease, license, franchise, grant or permit, or to require annual or other periodic payments as a condition of the continuance thereof or to distrain against or to obtain a charge on any property or assets of Northgate or a Restricted Subsidiary in the event of failure to make any such annual or other periodic payment;

•	any Lien upon any Property in favour of any party to a joint development or operating agreement or any similar person paying all or part of the expenses of developing or conducting operations for the recovery, storage, treatment, transportation or sale of the mineral resources of the Property (or property or assets with which it is united) that secures the payment to such person of Northgate or a Restricted Subsidiary’s proportionate part of such development or operating expenses;

•	any acquisition by Northgate or by any Restricted Subsidiary of any Property subject to any reservation or exception under the terms of which any vendor, lessor or assignor creates, reserves or excepts or has created, reserved or excepted an interest in precious metals or any other mineral or timber in place or the proceeds thereof; and

•	any conveyance or assignment whereby Northgate or any Restricted Subsidiary conveys or assigns to any person or persons an interest in precious metals or any other mineral or timber in place or the proceeds thereof.

Consolidation, Amalgamation, Merger and Sale of Assets

The Indenture provides that Northgate may, without the consent of any holder of Debt Securities, amalgamate with, consolidate with or merge with or into any other person or sell, transfer or lease all or substantially all of its properties and assets substantially as an entirety to another person, provided that:

•	the resulting, surviving or transferee person (the “successor company”) will be a corporation, partnership, limited liability company or trust organized and existing under the laws of the United States of America, any state thereof, the District of Columbia or the laws of Canada or any province or territory thereunder and the successor company (if not Northgate) will expressly assume, by a supplemental indenture, executed and delivered to the trustee, in form reasonably satisfactory to the trustee, all of Northgate’s obligations under the Debt Securities and the Indenture;

•	immediately after giving effect to such transaction, no default under the Indenture, and no event which, after notice or lapse of time or both, would become a default under the Indenture, shall have occurred and be continuing; and

•	Northgate shall have delivered to the trustee an officers’ certificate and an opinion of counsel, each stating that the amalgamation, consolidation, merger or transfer and such supplemental indenture (if any) comply with the provisions of the Indenture.

The successor company will succeed to, and be substituted for, and may exercise every right and power of, Northgate under the Indenture, but in the case of a sale, transfer or lease of substantially all of Northgate’s assets that results in the sale, assignment, conveyance, transfer or other disposition or assets constituting or accounting for less than 95% of Northgate’s consolidated assets, revenue or net income (loss), Northgate will not be released from the obligation to pay the principal of and interest on the Debt Securities.

If, as a result of any such transaction, any of Northgate’s properties or assets or any properties or assets of any Subsidiary of Northgate becomes subject to a Lien, then, unless such Lien could be created pursuant to the Indenture provisions described under the “Limitation on Liens” covenant above without equally and rateably securing the Debt Securities, Northgate, simultaneously with or prior to such transaction, will cause the Debt Securities to be secured equally and rateably with or prior to the Debt secured by such Lien.

Additional Amounts

Unless otherwise specified in an applicable Prospectus Supplement, all payments made by Northgate under or with respect to the Debt Securities will be made free and clear of and without withholding or deduction for or on account of any present or future tax, duty, levy, impost, assessment or other governmental charge (including penalties, interest and other liabilities related thereto) imposed or levied by or on behalf of the Government of Canada or any province or territory thereof or by any authority or agency therein or thereof having power to tax (“Canadian Taxes”), unless Northgate is required to withhold or deduct Canadian Taxes by law or by the interpretation or administration thereof. If Northgate is required to withhold or deduct any amount for or on account of Canadian Taxes from any payment made under or with respect to the Debt Securities, it will pay to each holder of such Debt Securities as additional interest such additional amounts (“Additional Amounts”) as may be necessary so that the net amount received by each such holder after such withholding or deduction (and after deducting any Canadian Taxes on such Additional Amounts) will not be less than the amount such holder would have received if such Canadian Taxes had not been withheld or deducted. However, no Additional Amounts will be payable with respect to a payment made to a Debt Securities holder (such holder, an “Excluded Holder”) in respect of the beneficial owner thereof:

•	with which Northgate does not deal at arm’s length (within the meaning of the Income Tax Act (Canada)) at the time of making such payment;

•	which is subject to such Canadian Taxes by reason of the holder of the Debt Securities being a resident, domicile or national of, or engaged in business or maintaining a permanent establishment or other physical presence in or otherwise having some connection with Canada or any province or territory thereof otherwise than by the mere holding of Debt Securities or the receipt of payments thereunder; or

•	which is subject to such Canadian Taxes by reason of the holder of the Debt Securities failure to comply with any certification, identification, documentation or other reporting requirements if compliance is required by law, regulation, administrative practice or an applicable treaty as a precondition to exemption from, or a reduction in the rate of deduction or withholding of, such Canadian Taxes.

Northgate will also (i) make such withholding or deduction; and (ii) remit the full amount deducted or withheld to the relevant authority in accordance with applicable law.

Northgate will furnish to the holders of the Debt Securities, within 60 days after the date the payment of any Canadian Taxes is due pursuant to applicable law, certified copies of tax receipts or other documents evidencing such payment by Northgate.

Northgate will indemnify and hold harmless each holder of Debt Securities (other than an Excluded Holder) and upon written request reimburse each such holder for the amount, excluding any payment of Additional Amounts by it, of:

•	any Canadian Taxes levied or imposed and paid by such holder as a result of payments made under or with respect to the Debt Securities;

•	any liability (including penalties, interest and expenses) arising therefrom or with respect thereto; and

•	any Canadian Taxes imposed with respect to any reimbursement under clause (i) or (ii) of this paragraph, but excluding any such Canadian Taxes on such holder’s net income.

Wherever in the Indenture there is mentioned, in any context, the payment of principal (and premium, if any), interest or any other amount payable under or with respect to a debt security, such mention shall be deemed to include mention of the payment of Additional Amounts to the extent that, in such context, Additional Amounts are, were or would be payable in respect thereof.

Tax Redemption

Unless otherwise specified in an applicable Prospectus Supplement, a series of Debt Securities will be subject to redemption at any time, in whole but not in part, at a redemption price equal to the principal amount thereof together with accrued and unpaid interest to the date fixed for redemption, upon the giving of a notice as described below, if Northgate (or a successor) determines that (i) as a result of (A) any amendment to or change (including any announced prospective change) in the laws (or any regulations thereunder) of Canada (or Northgate’s successor’s jurisdiction of organization) or of any political subdivision or taxing authority thereof or therein, as applicable, or (B) any amendment to or change in an interpretation or application of such laws or regulations by any legislative body, court, governmental agency or regulatory authority (including the enactment of any legislation and the publication of any judicial decision or regulatory determination), which amendment or change is announced or becomes effective on or after the date specified in the applicable Prospectus Supplement (or the date a party organized in a jurisdiction other than Canada or the United States becomes Northgate’s successor), Northgate has or will become obligated to pay, on the next succeeding date on which interest is due, additional amounts with respect to any debt security of such series as described under “Additional Amounts”, or (ii) on or after the date specified in the applicable Prospectus Supplement (or the date a party organized in a jurisdiction other than Canada or the United States becomes Northgate’s successor), any action has been taken by any taxing authority of, or any decision has been rendered by a court of competent jurisdiction in, Canada (or Northgate’s successor’s jurisdiction of organization) or any political subdivision or taxing authority thereof or therein, including any of those actions specified in (i) above, whether or not such action was taken or decision was rendered with respect to Northgate, or any change, amendment, application or interpretation shall be officially proposed, which, in any such case, in the written opinion to it of legal counsel of recognized standing, will result in Northgate becoming obligated to pay, on the next succeeding date on which interest is due, additional amounts with respect to any debt security of such series.

In the event that Northgate elects to redeem a series of the Debt Securities pursuant to the provisions set forth in the preceding paragraph, it shall deliver to the Trustee a certificate, signed by an authorized officer, stating that it is entitled to redeem such series of the Debt Securities pursuant to their terms.

Notice of intention to redeem such series of Debt Securities will be given not more than 60 nor less than 30 days prior to the date fixed for redemption and will specify the date fixed for redemption.

Provision of Financial Information

Northgate will file with the Trustee, within 15 days after it files them with, or furnishes them to, the SEC, copies of its annual and quarterly reports and of the information, documents and other reports (or copies of such portions of any of the foregoing as the SEC may by rules and regulations prescribe) which it is required to file or furnish with the SEC pursuant to Section 13 or 15(d) of the Exchange Act. Notwithstanding that it may not remain subject to the reporting requirements of Section 13 or 15(d) of the Exchange Act or otherwise report on an annual and quarterly basis on forms provided for such annual and quarterly reporting pursuant to rules and regulations promulgated by the SEC, Northgate will continue to provide the Trustee:

•	within the time periods required for the filing or furnishing of such forms by the SEC, annual reports on Form 40-F or Form 20-F, as applicable, or any successor form; and

•	within the time periods required for the filing of such forms by the SEC, reports on Form 6-K (or any successor form), containing the information which, regardless of applicable requirements shall, at a minimum, contain such information required to be provided in quarterly reports under the laws of Canada or any province thereof to security holders of a corporation with securities listed on the Toronto Stock Exchange, whether or not Northgate has any of its securities listed on such exchange. Each of such reports, to the extent permitted by the rules and regulations of the SEC, will be prepared in accordance with Canadian disclosure requirements and generally accepted accounting principles provided, however, that Northgate shall not be obligated to file or furnish such reports with the SEC if the SEC does not permit such filings.

Events of Default

The following are summaries of events with respect to any series of Debt Securities which will constitute an event of default with respect to the Debt Securities of that series:

(a) default in the payment of any interest on any debt security of that series or additional amounts payable in respect of any interest on any debt security of that series, when it becomes due and payable, and continuance of such default for a period of 30 days;

(b) default in the payment of the principal of (or premium, if any, on) or any additional amounts payable in respect of any principal of (or premium, if any, on) any debt security of that series when it becomes due and payable;

(c) default in the performance, or breach, of any covenant or warranty in the Indenture in respect of the Debt Securities of that series, and continuance of such default or breach for a period of 90 days after written notice has been given to Northgate by the Trustee or by the holders of at least 25% in principal amount of all outstanding Debt Securities of any series affected thereby;

(d) default under any bond, note, debenture or other evidence of Indebtedness of or guaranteed by Northgate or a Restricted Subsidiary or under any mortgage, indenture or other instrument of Northgate or a Restricted Subsidiary under which there may be issued or by which there may be secured or evidenced any indebtedness of Northgate or a Restricted Subsidiary which results in the acceleration of such indebtedness in an aggregate principal amount exceeding US$15,000,000 (or the equivalent thereof in any other currency or currency unit) but only if such indebtedness is not discharged or such acceleration is not rescinded or annulled within 30 days after notice to Northgate by the Trustee or to Northgate and the Trustee by the holders of at least a majority of the aggregate principal amount of the outstanding debt securities of such series;

(e) certain events in bankruptcy, insolvency, assignment for the benefit of creditors or analogous process have occurred with respect to us; or

(f) any other events of default provided with respect to Debt Securities of that series.

If an event of default occurs and is continuing with respect to Debt Securities of any series, unless the principal of all of the Debt Securities of that series shall have already become due and payable, the Trustee may, in its discretion, and shall upon request in writing made by the holders of not less than 25% in principal amount of the outstanding Debt Securities of that series, declare the principal of (and premium, if any, on) all the outstanding Debt Securities of that series and the interest accrued thereon and all other money, if any, owing under the provisions of the Indenture in respect of those Debt Securities to be due and payable immediately on demand. Reference is made to the Prospectus Supplement relating to each series of the Debt Securities which are original issue discount Debt Securities for the particular provisions relating to acceleration of the maturity of a portion of the principal amount of such original issue discount securities upon the occurrence of any event of default and the continuation thereof.

Subject to certain limitations set forth in the Indenture, the holders of a majority in principal amount of the outstanding Debt Securities of all series affected by an event of default shall have the right to direct the time, method and place of conducting any proceeding for any remedy available to the Trustee, or exercising any trust or power conferred on the Trustee, with respect to the Debt Securities of all series affected by such event of default.

No holder of a debt security of any series will have any right to institute any proceeding with respect to the Indenture, or for the appointment of a receiver or a Trustee, or for any other remedy thereunder, unless:

•	such holder has previously given to the Trustee written notice of a continuing event of default with respect to the Debt Securities of such series affected by such event of default;

•	the holders of at least 25% in aggregate principal amount of the outstanding Debt Securities of such series (voting as one class) affected by such event of default have made written request, and such holder or holders have offered reasonable indemnity, to the Trustee to institute such proceeding as Trustee; and

•	the Trustee has failed to institute such proceeding, and has not received from the holders of a majority in aggregate principal amount of the outstanding Debt Securities of such series affected by such event of default a direction inconsistent with such request, within 60 days after such notice, request and offer.

However, such above-mentioned limitations do not apply to a suit instituted by the holder of a debt security for the enforcement of payment of the principal of or any premium, if any, or interest on such debt security on or after the applicable due date specified in such debt security.

Northgate will annually furnish to the Trustee a statement by certain of its officers as to whether or not Northgate, to the best of their knowledge, is in compliance with all conditions and covenants of the Indenture and, if not, specifying all such known defaults. Northgate will also be required under the Indenture to notify the Trustee as soon as practicable upon becoming aware of any event of default.

Defeasance

Unless otherwise specified in an applicable Prospectus Supplement, the Indenture provides that, at Northgate’s option, it will be discharged from any and all obligations in respect of the outstanding Debt Securities of any series upon irrevocable deposit with the Trustee, in trust, of money and/or government securities which will provide money in an amount sufficient in the opinion of a nationally recognized firm of independent chartered accountants to pay the principal of and premium, if any, and each instalment of interest on the outstanding Debt Securities of such series (hereinafter referred to as a “Defeasance”) (except with respect to the authentication, transfer, exchange or replacement of Debt Securities or the maintenance of a place of payment and certain other obligations set forth in the Indenture). Such trust may only be established if, among other things:

•	Northgate has delivered to the Trustee an opinion of counsel in the United States stating that (a) Northgate has received from, or there has been published by, the Internal Revenue Service a ruling, or (b) since the date of execution of the Indenture, there has been a change in the applicable U.S. federal income tax law, in either case to the effect that the holders of the outstanding Debt Securities of such series will not recognize income, gain or loss for U.S. federal income tax purposes as a result of such Defeasance and will be subject to U.S. federal income tax on the same amounts, in the same manner and at the same times as would have been the case if such Defeasance had not occurred;

•	Northgate has delivered to the Trustee an opinion of counsel in Canada or a ruling from Canada Revenue Agency to the effect that the holders of the outstanding Debt Securities of such series will not recognize income, gain or loss for Canadian federal or provincial income or other tax purposes as a result of such Defeasance and will be subject to Canadian federal or provincial income and other tax on the same amounts, in the same manner and at the same times as would have been the case had such Defeasance not occurred (and for the purposes of such opinion, such Canadian counsel shall assume that holders of the outstanding Debt Securities of such series include holders who are not resident in Canada);

•	Northgate is not an “insolvent person” within the meaning of the Bankruptcy and Insolvency Act (Canada) on the date of such deposit or at any time during the period ending on the 91st day following such deposit;

•	no event of default or event that, with the passing of time or the giving of notice, or both, shall constitute an event of default shall have occurred and be continuing on the date of such deposit; and

•	other customary conditions precedent are satisfied.

Northgate may exercise its Defeasance option notwithstanding its prior exercise of its Covenant Defeasance option described in the following paragraph if it meets the conditions described in the preceding sentence at the time it exercises the Defeasance option.

The Indenture provides that, at Northgate’s option, unless and until it has exercised its Defeasance option described in the preceding paragraph, it may omit to comply with the “Limitation on Liens” and “Consolidation, Amalgamation, Merger and Sale of Assets” covenants and certain other covenants and such omission shall not be deemed to be an event of default under the Indenture and its outstanding Debt Securities upon irrevocable deposit with the Trustee, in trust, of money and/or government securities which will provide money in an amount sufficient in the opinion of a nationally recognized firm of independent chartered accountants to pay the principal of and premium, if any, and each instalment of interest, if any, on the outstanding Debt Securities (hereinafter referred to as “Covenant Defeasance”). If Northgate exercises its Covenant Defeasance option, the obligations under the Indenture other than with respect to such covenants and the events of default other than with respect to such covenants shall remain in full force and effect. Such trust may only be established if, among other things:

•	Northgate has delivered to the Trustee an opinion of counsel in the United States to the effect that the holders of the outstanding Debt Securities will not recognize income, gain or loss for U.S. federal income tax purposes as a result of such Covenant Defeasance and will be subject to U.S. federal income tax on the same amounts, in the same manner and at the same times as would have been the case if such Covenant Defeasance had not occurred;

•	Northgate has delivered to the Trustee an opinion of counsel in Canada or a ruling from Canada Customs and Revenue Agency to the effect that the holders of the outstanding Debt Securities will not recognize income, gain or loss for Canadian federal or provincial income or other tax purposes as a result of such Covenant Defeasance and will be subject to Canadian federal or provincial income and other tax on the same amounts, in the same manner and at the same times as would have been the case had such Covenant Defeasance not occurred (and for the purposes of such opinion, such Canadian counsel shall assume that holders of outstanding Debt Securities include holders who are not resident in Canada);

•	Northgate is not an “insolvent person” within the meaning of the Bankruptcy and Insolvency Act (Canada) on the date of such deposit or at any time during the period ending on the 91st day following such deposit;

•	no event of default or event that, with the passing of time or the giving of notice, or both, shall constitute an event of default shall have occurred and be continuing on the date of such deposit; and

•	other customary conditions precedent are satisfied.

Modification and Waiver

Modifications and amendments of the Indenture may be made by Northgate and the Trustee with the consent of the holders of a majority in principal amount of the outstanding Debt Securities of each series issued under the Indenture affected by such modification or amendment (voting as one class); provided, however, that no such modification or amendment may, without the consent of the holder of each outstanding debt security of such affected series:

•	change the stated maturity of the principal of, or any instalment of interest, if any, on any debt security;

•	reduce the principal amount of, or the premium, if any, or interest rate, if any, on any debt security;

•	change the place of payment;

•	change the currency or currency unit of payment of principal of (or premium, if any) or interest, if any, on any debt security;

•	impair the right to institute suit for the enforcement of any payment on or with respect to any debt security;

•	reduce the percentage of principal amount of outstanding Debt Securities of such series, the consent of the holders of which is required for modification or amendment of the applicable Indenture or for waiver of compliance with certain provisions of the Indenture or for waiver of certain defaults; or

•	modify any provisions of the Indenture relating to the modification and amendment of the Indenture or the waiver of past defaults or covenants except as otherwise specified in the Indenture.

The holders of a majority in principal amount of the outstanding Debt Securities of any series may on behalf of the holders of all Debt Securities of that series waive, insofar as that series is concerned, compliance by Northgate with certain restrictive provisions of the Indenture. The holders of a majority in principal amount of outstanding Debt Securities of any series may waive any past default under the Indenture with respect to that series, except a default in the payment of the principal of (or premium, if any) and interest, if any, on any debt security of that series or in respect of a provision which under the Indenture cannot be modified or amended without the consent of the holder of each outstanding debt security of that series. The Indenture or the Debt Securities may be amended or supplemented, without the consent of any holder of such Debt Securities, in order to, among other things, cure any ambiguity or inconsistency or to make any change that, in each case, does not adversely affect the rights of any holder of such Debt Securities.

Resignation of Trustee

The Trustee may resign or be removed with respect to one or more series of the Debt Securities and a successor Trustee may be appointed to act with respect to such series. In the event that two or more persons are acting as Trustee with respect to different series of Debt Securities, each such Trustee shall be a Trustee of a trust under the Indenture separate and apart from the trust administered by any other such Trustee, and any action described herein to be taken by the “Trustee” may then be taken by each such Trustee with respect to, and only with respect to, the one or more series of Debt Securities for which it is Trustee.

Consent to Jurisdiction and Service

Under the Indenture, Northgate will irrevocably appoint CT Corporation System, 111 8th Avenue, 13th Floor, New York, New York 10011, as Northgate’s authorized agent for service of process in any suit or proceeding arising out of or relating to the Debt Securities or the Indenture and for actions brought under federal or state securities laws in any federal or state court located in the Borough of Manhattan in The City of New York, and Northgate irrevocably submits to the nonexclusive jurisdiction of such courts.

Governing Law

The Debt Securities and the Indenture will be governed by and construed in accordance with the laws of the State of New York.

Enforceability of Judgments

Since a significant portion of all of Northgate’s assets, as well as the assets of its directors and officers, are located outside the United States, any judgment obtained in the United States against Northgate or certain of its directors or officers, including judgments with respect to the payment of principal on any Debt Securities, may not be collectible within the United States.

DESCRIPTION OF WARRANTS

This section describes the general terms that will apply to the Warrants for the purchase of Equity Securities (the “Equity Warrants”) or for the purchase of Debt Securities (the “Debt Warrants”).

Warrants may be offered separately or together with other Securities, as the case may be. Each series of Warrants will be issued under a separate Warrant indenture to be entered into between the Corporation and one or more banks or trust companies acting as Warrant agent. The applicable Prospectus Supplement will include details of the Warrant agreements covering the Warrants being offered. The Warrant agent will act solely as the agent of the

Corporation and will not assume a relationship of agency with any holders of Warrant certificates or beneficial owners of Warrants. The following sets forth certain general terms and provisions of the Warrants offered under this Prospectus. The specific terms of the Warrants, and the extent to which the general terms described in this section apply to those Warrants, will be set forth in the applicable Prospectus Supplement.

Equity Warrants

The particular terms of each issue of Equity Warrants will be described in the related Prospectus Supplement. This description will include, where applicable:

•	the designation and aggregate number of Equity Warrants;

•	the price at which the Equity Warrants will be offered;

•	the currency or currencies in which the Equity Warrants will be offered;

•	the designation and terms of the Equity Securities purchasable upon exercise of the Equity Warrants;

•	the date on which the right to exercise the Equity Warrants will commence and the date on which the right will expire;

•	the number of Equity Securities that may be purchased upon exercise of each Equity Warrant and the price at which and currency or currencies in which the Equity Securities may be purchased upon exercise of each Equity Warrant;

•	the designation and terms of any Securities with which the Equity Warrants will be offered, if any, and the number of the Equity Warrants that will be offered with each Security;

•	the date or dates, if any, on or after which the Equity Warrants and the related Securities will be transferable separately;

•	whether the Equity Warrants will be subject to redemption or call and, if so, the terms of such redemption or call provisions;

•	material United States federal income tax and Canadian federal income tax consequences of owning the Equity Warrants; and

•	any other material terms or conditions of the Equity Warrants.

Debt Warrants

The particular terms of each issue of Debt Warrants will be described in the related Prospectus Supplement. This description will include, where applicable:

•	the designation and aggregate number of Debt Warrants;

•	the price at which the Debt Warrants will be offered;

•	the currency or currencies in which the Debt Warrants will be offered;

•	the aggregate principal amount, currency or currencies, denominations and terms of the series of Debt Securities that may be purchased upon exercise of the Debt Warrants;

•	the designation and terms of any Equity Securities with which the Debt Warrants are being offered, if any, and the number of the Debt Warrants that will be offered with each such Equity Security;

•	the date or dates, if any, on or after which the Debt Warrants and the related Securities will be transferable separately;

•	the principal amount of Debt Securities that may be purchased upon exercise of each Debt Warrant and the price at which and currency or currencies in which that principal amount of Equity Securities may be purchased upon exercise of each Debt Warrant;

•	the date on which the right to exercise the Debt Warrants will commence and the date on which the right will expire;

•	the minimum or maximum amount of Debt Warrants that may be exercised at any one time;

•	whether the Debt Warrants will be subject to redemption or call, and, if so, the terms of such redemption or call provisions;

•	material United States federal income tax and Canadian federal income tax consequences of owning the Debt Warrants; and

•	any other material terms or conditions of the Debt Warrants.

DESCRIPTION OF SHARE PURCHASE CONTRACTS
AND SHARLINE PURCHASE OR EQUITY UNITS

The Corporation may issue share purchase contracts, including contracts obligating holders to purchase from the Corporation, and the Corporation to sell to the holders, a specified number of Equity Securities, at a future date or dates, or similar contracts issued on a “prepaid” basis (in each case, “Share Purchase Contracts”). The price per Equity Security and the number of Equity Securities may be fixed at the time the Share Purchase Contracts are issued or may be determined by reference to a specific formula set forth in the Share Purchase Contracts. The Share Purchase Contracts will require either the share purchase price be paid at the time the Share Purchase Contracts are issued or that payment be made at a specified future date. The Share Purchase Contracts may be issued separately or as part of units consisting of a Share Purchase Contract and Debt Securities or obligations of third parties (including U.S. treasury securities) (the “Share Purchase or Equity Units”), and may, or may not serve as collateral for a holder’s obligations. The Share Purchase Contracts may require holders to secure their obligations thereunder in a specified manner. The Share Purchase Contracts also may require the Corporation to make periodic payments to the holders of the Share Purchase Contracts or vice versa, and such payments may be unsecured or refunded on some basis.

The applicable Prospectus Supplement will describe the terms of the Share Purchase Contracts or Share Purchase or Equity Units. The description in the Prospectus Supplement will not necessarily be complete, and reference will be made to the Share Purchase Contracts, and, if applicable, collateral, depositary or custodial arrangements, relating to the Share Purchase Contracts or Share Purchase or Equity Units. Material United States and Canadian federal income tax considerations applicable to the holders of the Share Purchase or Equity Units and the Share Purchase Contracts will also be discussed in the applicable Prospectus Supplement.

DESCRIPTION OF SUBSCRIPTION RECEIPTS

The particular terms of each issue of Subscription Receipts will be described in the related Prospectus Supplement. The Corporation may issue Subscription Receipts that may be exchanged by the holders thereof for Debt Securities, Preference Shares or Common Shares upon the satisfaction of certain conditions. The particular terms and provisions of the Subscription Receipts offered pursuant to an accompanying Prospectus Supplement, and the extent to which the general terms described below apply to those Subscription Receipts, will be described in such Prospectus Supplement.

Subscription Receipts may be offered separately or together with Debt Securities, Preference Shares or Common Shares, as the case may be. The Subscription Receipts will be issued under a Subscription Receipt agreement. Under the Subscription Receipt agreement, a purchaser of Subscription Receipts will have a contractual right of rescission following the issuance of Debt Securities, Preference Shares or Common Shares, as the case may be, to such purchaser, entitling the purchaser to receive the amount paid for the Subscription Receipts upon surrender of the Debt Securities, Preference Shares or Common Shares, as the case may be, if this Prospectus, the relevant Prospectus Supplement, and any amendment thereto, contains a misrepresentation, provided such remedy for rescission is exercised within 180 days of the date the Subscription Receipts are issued.

Any Prospectus Supplement for Subscription Receipts supplementing this Prospectus will contain the terms and conditions and other information with respect to the Subscription Receipts being offered thereby, including:

•	the number of Subscription Receipts;

•	the price at which the Subscription Receipts will be offered and whether the price is payable in instalments;

•	any conditions to the exchange of Subscription Receipts into Debt Securities, Preference Shares or Common Shares, as the case may be, and the consequences of such conditions not being satisfied;

•	the procedures for the exchange of the Subscription Receipts into Debt Securities, Preference Shares or Common Shares, as the case may be;

•	the number of Debt Securities, Preference Shares or Common Shares, as the case may be, that may be exchanged upon exercise of each Subscription Receipt;

•	the designation and terms of any other securities with which the Subscription Receipts will be offered, if any, and the number of Subscription Receipts that will be offered with each security;

•	the dates or periods during which the Subscription Receipts may be exchanged into Debt Securities, Preference Shares or Common Shares;

•	whether such Subscription Receipts will be listed on any securities exchange;

•	any other rights, privileges, restrictions and conditions attaching to the Subscription Receipts; and

•	any other specific terms.

Subscription Receipt certificates will be exchangeable for new Subscription Receipt certificates of different denominations at the office indicated in the Prospectus Supplement. Prior to the exchange of their Subscription Receipts, holders of Subscription Receipts will not have any of the rights of holders of the securities subject to the Subscription Receipts.

DESCRIPTION OF UNITS

The particular terms of each issue of Units will be described in the related Prospectus Supplement. The Corporation has delivered an undertaking to the securities regulatory authority in each of the provinces and territories of Canada that we will not distribute Units comprised of one or more of the exchangeable Preference Shares, Warrants, or Share Purchase Contracts separately to any member of the public in Canada unless a Prospectus Supplement containing the specific terms of the units to be distributed separately is first approved for filing by the securities commissions or similar regulatory authorities in each of the provinces and territories of Canada where the Units will be distributed.

The Corporation may issue Units comprised of one or more of the other securities described in this Prospectus in any combination. Each Unit will be issued so that the holder of the Unit is also the holder of each security included in the Unit. Thus, the holder of a Unit will have the rights and obligations of a holder of each included security. The Unit agreement under which a Unit is issued may provide that the securities included in the Unit may not be held or transferred separately, at any time or at any time before a specified date.

The applicable Prospectus Supplement may describe:

•	the designation and terms of the Units and of the securities comprising the Units, including whether and under what circumstances those securities may be held or transferred separately;

•	any provisions for the issuance, payment, settlement, transfer or exchange of the Units or of the securities comprising the Units; and

•	whether the Units will be issued in fully registered or global form.

The applicable Prospectus Supplement will describe the terms of any Units. The preceding description and any description of Units in the applicable Prospectus Supplement does not purport to be complete and is subject to and is qualified in its entirety by reference to the Unit agreement and, if applicable, collateral arrangements and depositary arrangements relating to such Units.

DENOMINATIONS, REGISTRATION AND TRANSFER

The Securities will be issued in fully registered form without coupons attached in either global or definitive form and in denominations and integral multiples as set out in the applicable Prospectus Supplement (unless otherwise provided with respect to a particular series of Debt Securities pursuant to the provisions of the Indenture, as supplemented by a Supplemental Indenture). Other than in the case of book-entry only Securities, Securities may be presented for registration of transfer (with the form of transfer endorsed thereon duly executed) in the city specified for such purpose at the office of the registrar or transfer agent designated by the Corporation for such purpose with respect to any issue of Securities referred to in the Prospectus Supplement. No service charge will be made for any transfer, conversion or exchange of the Securities but the Corporation may require payment of a sum to cover any transfer tax or other governmental charge payable in connection therewith. Such transfer, conversion or exchange will be effected upon such registrar or transfer agent being satisfied with the documents of title and the identity of the person making the request. If an applicable Prospectus Supplement refers to any registrar or transfer agent designated by the Corporation with respect to any issue of Securities, the Corporation may at any time rescind the designation of any such registrar or transfer agent and appoint another in its place or approve any change in the location through which such registrar or transfer agent acts.

In the case of book-entry only Securities, a global certificate or certificates representing the Securities will be held by a designated depository for its participants. The Securities must be purchased or transferred through such participants, which includes securities brokers and dealers, banks and trust companies. The depository will establish and maintain book-entry accounts for its participants acting on behalf of holders of the Securities. The interests of such holders of Securities will be represented by entries in the records maintained by the participants. Holders of Securities issued in book-entry only form will not be entitled to receive a certificate or other instrument evidencing their ownership thereof, except in limited circumstances. Each holder will receive a customer confirmation of purchase from the participants from which the Securities are purchased in accordance with the practices and procedures of that participant.

PLAN OF DISTRIBUTION

The Corporation may sell the Securities to or through underwriters or dealers, and also may sell Securities to one or more other purchasers directly or through agents. Each Prospectus Supplement will set forth the terms of the offering, including the name or names of any underwriters or agents, the purchase price or prices of the Securities and the proceeds to the Corporation from the sale of the Securities.

The Securities may be sold, from time to time in one or more transactions at a fixed price or prices which may be changed or at market prices prevailing at the time of sale, at prices related to such prevailing market prices or at negotiated prices. The prices at which the Securities may be offered may vary as between purchasers and during the period of distribution. If, in connection with the offering of Securities at a fixed price or prices, the underwriters have made a bona fide effort to sell all of the Securities at the initial offering price fixed in the applicable Prospectus Supplement, the public offering price may be decreased and thereafter further changed, from time to time, to an amount not greater than the initial public offering price fixed in such Prospectus Supplement, in which case the compensation realized by the underwriters will be decreased by the amount that the aggregate price paid by purchasers for the Securities is less than the gross proceeds paid by the underwriters to the Corporation.

Underwriters, dealers and agents who participate in the distribution of the Securities may be entitled under agreements to be entered into with the Corporation to indemnification by the Corporation against certain liabilities, including liabilities under the U.S. Securities Act of 1933 as amended (the “U.S. Securities Act”), and Canadian securities legislation, or to contribution with respect to payments which such underwriters, dealers or agents may be required to make in respect thereof. Such underwriters, dealers and agents may be customers of, engage in transactions with, or perform services for, the Corporation in the ordinary course of business.

In connection with any offering of Securities, the underwriters may over-allot or effect transactions which stabilize or maintain the market price of the Securities offered at a level above that which might otherwise prevail in the open market. Such transactions, if commenced, may be discontinued at any time.

LEGAL MATTERS

Certain legal matters in connection with the Securities offered hereby will be passed upon on behalf of the Corporation by Torys LLP, as Canadian and United States counsel to the Corporation.

INTEREST OF EXPERTS

As at the date hereof, the partners and associates of Torys LLP, as a group, own, directly or indirectly, less than 1% of the Common Shares. The Corporation’s auditors, KPMG LLP, Chartered Accountants, have advised that they are independent of the Corporation within the meaning of the Rules of Professional Conduct / Code of Ethics of the Institute of Chartered Accountants of British Columbia and under all relevant professional and regulatory requirements in the United States.

None of the aforementioned persons, and the directors, officers, employees and partners, as applicable, of each of the aforementioned persons received or has received a direct or indirect interest in a property of the Corporation or any associate or affiliate of the Corporation.

None of the aforementioned persons, nor any director, officer, employee or partner, as applicable, of the aforementioned persons is currently expected to be elected, appointed or employed as a director, officer or employee of the Corporation or of any associate or affiliate of the Corporation.

PRIOR SALES

In the 12 months prior to the date of this Prospectus, the Corporation has issued the following Securities:

	Number of	Price per	Approximate Gross
Date of Offering	Securities	Security ($)	Proceeds ($)

Common Shares:
September 24, 2009	34,300,000	2.92	100,156,000
Stock Options:
January 8, 2010	2,110,000	3.55	N/A

The Corporation also issued an additional 705,451 Common Shares during the 12-month period prior to the date of this Prospectus Common Shares upon the exercise of options pursuant to the Corporation’s 2007 Share Option Plan and under the Corporation’s Employee Share Purchase Plan, at issue prices ranging from $2.44 to $3.63.

PRICE RANGE AND TRADING VOLUMES

The Common Shares of Northgate are listed on the TSX and the NYSE Amex under the symbol “NGX” and “NXG”, respectively. The following Table sets forth, for the periods indicated, the market price ranges and trading volumes of the Common Shares on the TSX and NYSE Amex.

TSX

	High	Low	Volume
	($)	($)	(millions)

2009
April	1.80	1.48	7.33
May	2.73	1.68	15.49
June	2.82	2.12	15.08
July	2.67	2.25	8.29
August	2.75	2.25	6.50
September	3.32	2.40	19.89
October	3.07	2.62	25.55
November	3.53	2.69	20.20
December	3.67	3.06	13.17
2010
January	3.70	2.66	8.21
February	3.01	2.47	11.83
March	3.26	2.88	35.14
April	3.39	2.98	9.43
May	3.49	2.85	14.74
June 1 – 10	3.25	2.94	4.86

NYSE Amex

	High	Low	Volume
	(US$)	(US$)	(millions)

2009
April	1.50	1.20	31.20
May	2.47	1.40	62.13
June	2.45	1.83	71.63
July	2.46	1.92	36.08
August	2.57	2.02	40.35
September	3.12	2.17	74.95
October	2.96	2.41	65.30
November	3.33	2.48	70.51
December	3.49	2.89	56.67
2010
January	3.59	2.48	54.76
February	2.86	2.3	52.01
March	3.23	2.75	61.91
April	3.35	2.96	43.64
May	3.44	2.66	54.38
June 1 – 10	3.08	2.83	13.37

The closing price of the Northgate Shares on the TSX and NYSE Amex on June 10, 2010 was $3.12 and US$3.02, respectively.

AUDITORS, TRANSFER AGENT AND REGISTRAR

The auditors of the Corporation are KPMG LLP, Chartered Accountants, of Vancouver, British Columbia.

The transfer agent and registrar for the Common Shares is Computershare Investor Services Inc. at its principal office in the City of Vancouver, British Columbia.

STATUTORY RIGHTS OF WITHDRAWAL AND RESCISSION

Securities legislation in certain of the provinces and territories of Canada provides purchasers with the right to withdraw from an agreement to purchase securities. This right may be exercised within two business days after receipt or deemed receipt of a prospectus and any amendment. In several of the provinces and territories, the securities legislation further provides a purchaser with remedies for rescission or, in some jurisdictions, revisions of the price, or damages if the prospectus and any amendment contains a misrepresentation or is not delivered to the purchaser, provided that the remedies for rescission, revisions of the price, or damages are exercised by the purchaser within the time limit prescribed by the securities legislation of the purchaser’s province or territory. The purchaser should refer to any applicable provisions of the securities legislation of the purchaser’s province or territory for the particulars of these rights or consult with a legal advisor. Rights and remedies also may be available to purchasers under U.S. law; purchasers should consult with a U.S. lawyer for particulars of these rights.

DOCUMENTS INCORPORATED BY REFERENCE

Information has been incorporated by reference in this Prospectus from documents filed with securities commissions or similar authorities in Canada and filed with, or furnished to, the SEC. Copies of the documents incorporated herein by reference may be obtained on request without charge from Northgate’s Director of Investor Relations at 110 Yonge Street, Suite 1601, Toronto, Ontario, M5C 1T4, Telephone (416) 363-1701 and are also available electronically at www.sedar.com or www.sec.gov.

The following documents of Northgate, which have been filed with, or furnished to, securities commissions or similar authorities in Canada and the SEC, are specifically incorporated by reference into, and form an integral part of, this Prospectus:

(a) the AIF;

(b) the audited comparative consolidated financial statements for the financial years ended December 31, 2009 and 2008;

(c) management’s discussion and analysis of financial condition and results of operations for the year ended December 31, 2009;

(d) the management proxy circular dated March 31, 2010 for Northgate’s annual meeting of shareholders held on May 11, 2010;

(e) the unaudited comparative interim consolidated financial statements for the three months ended March 31, 2010 and the notes thereto; and

(f) management’s discussion and analysis of financial condition and results of operations for the three months ended March 31, 2010.

Any documents of the types referred to in paragraphs (a) to (f) above (excluding confidential material change reports), or other disclosure documents required to be incorporated by reference into a prospectus filed under National Instrument 44-101 that are filed by Northgate with the securities commissions and other similar authorities in Canada after the date of this Prospectus and prior to the termination of the offering under an applicable Prospectus Supplement shall be deemed to be incorporated by reference in and form an integral part of this Prospectus. The documents incorporated or deemed to be incorporated by reference herein contain meaningful and material information relating to the Corporation and the readers should review all information contained in this Prospectus and the documents incorporated by reference. In addition, any similar documents filed by Northgate with the SEC in the Company’s periodic reports on Form 6-K or annual reports on Form 40-F, and any other documents filed with or furnished to the SEC pursuant to Section 13(a), 13(c) or 15(d) of the United States Securities Exchange Act of 1934,

as amended, in each case after the date of this Prospectus, shall be deemed to be incorporated by reference into this Prospectus and the registration statement of which this Prospectus forms a part, if and to the extent expressly provided in such reports. The Company’s periodic reports on Form 6-K and its annual reports on Form 40-F are available on the SEC’s Electronic Data Gathering and Retrieval system (EDGAR) at www.sec.gov.

Any statement contained in this Prospectus or in a document incorporated or deemed to be incorporated by reference herein will be deemed to be modified or superseded for purposes of this Prospectus to the extent that a statement contained in this Prospectus or in any other subsequently filed document which also is, or is deemed to be, incorporated by reference into this Prospectus modifies or supersedes that statement. The modifying or superseding statement need not state that it has modified or superseded a prior statement or include any other information set forth in the document that it modifies or supersedes. The making of a modifying or superseding statement shall not be deemed an admission for any purposes that the modified or superseded statement, when made, constituted a misrepresentation, an untrue statement of a material fact or an omission to state a material fact that is required to be stated or that is necessary to make a statement not misleading in light of the circumstances in which it was made. Any statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute part of this Prospectus.

A Prospectus Supplement containing the specific terms of an offering of Securities, updated disclosure of earnings coverage ratios, if applicable, and other information relating to the Securities, will be delivered to purchasers of such Securities together with this Prospectus and the applicable Prospectus Supplement and will be deemed to be incorporated into this Prospectus as of the date of such Prospectus Supplement only for the purpose of the offering of the Securities covered by that Prospectus Supplement.

Upon a new annual information form and the related annual financial statements being filed by the Corporation with, and, where required, accepted by, the applicable securities commissions or similar regulatory authorities during the currency of this Prospectus, the previous annual information form, the previous annual financial statements and all quarterly financial statements, material change reports and information circulars filed prior to the commencement of the Corporation’s financial year in which the new annual information form is filed shall be deemed no longer to be incorporated into this Prospectus for purposes of further offers and sales of Securities hereunder.

DOCUMENTS FILED AS PART OF THE REGISTRATION STATEMENT

The following documents have been or will be filed with the SEC as part of the registration statement of which this Prospectus forms a part: the documents referred to under the heading “Documents Incorporated by Reference”; consent of KPMG LLP; consent of Torys LLP; consents of Carl Edmunds, Gordon Skrecky, Craig Tomlinson, James Gray, Gary Taylor, Lionel Magumbe, Jay Melnyk, Sheila Daniel, Ion Hann, Marcus Binks, Tamer Dincer, Mark Haydon, Simon Hitchman, Ian Holland, Brad Evans, Dean Frederickson, and Glenn Miller; powers of attorney from directors and officers of the Corporation; and Form of Indenture between Northgate and The Bank of New York, as Trustee, Statement of Eligibility under the Trust Indenture Act of 1939 on Form T-1 of The Bank of New York.

ADDITIONAL INFORMATION

The Corporation has filed with the SEC a registration statement on Form F-10 relating to the Securities. This Prospectus, which constitutes a part of the registration statement, does not contain all of the information contained in the registration statement, certain items of which are contained in the exhibits to the registration statement as permitted by the rules and regulations of the SEC. Statements included or incorporated by reference in this Prospectus about the contents of any contract, agreement or other documents referred to are not necessarily complete, and in each instance investors should refer to the exhibits for a more complete description of the matter involved. Each such statement is qualified in its entirety by such reference.

The Corporation is subject to the information requirements of the U.S. Securities Exchange Act of 1934 (the “U.S. Exchange Act”) and applicable Canadian securities legislation, and in accordance therewith files reports and other information with the SEC and with the securities regulators in Canada. Under a multijurisdictional disclosure system adopted by the United States, documents and other information that the Corporation files with the SEC may be prepared in accordance with the disclosure requirements of Canada, which are different from those of the United States. As a foreign private issuer, the Corporation is exempt from the rules under the U.S. Exchange Act prescribing the furnishing and content of proxy statements, and its officers, directors and principal shareholders are exempt from the reporting and shortswing profit recovery provisions contained in Section 16 of the U.S. Exchange Act. In addition, the Corporation is not required to publish financial statements as promptly as U.S. companies.

Investors may read any document that the Corporation has filed with the SEC at the SEC’s public reference room in Washington, D.C. Investors may also obtain copies of those documents from the public reference room of the SEC at 100 F Street, N.E., Washington, D.C. 20549 by paying a fee. Investors should call the SEC at 1-800-SEC-0330 or access its website at www.sec.gov for further information about the public reference rooms. Investors may read and download some of the documents the Corporation has filed with the SEC’s Electronic Data Gathering and Retrieval system at www.sec.gov. Investors may read and download any public document that the Corporation has filed with the Canadian securities regulatory authorities at www.sedar.com.

ENFORCEABILITY OF CIVIL LIABILITIES

The Corporation is a corporation existing under the Business Corporations Act (British Columbia). The Corporation’s directors and officers, and some of the experts named in this Prospectus, are residents of Canada or otherwise reside outside the United States, and all or a substantial portion of their assets, and a substantial portion of the Corporation’s assets, are located outside the United States. The Corporation has appointed an agent for service of process in the United States, but it may be difficult for holders of Securities who reside in the United States to effect service within the United States upon those directors, officers and experts who are not residents of the United States. It may also be difficult for holders of Securities who reside in the United States to realize in the United States upon judgments of courts of the United States predicated upon the Corporation’s civil liability and the civil liability of its directors, officers and experts under the United States federal securities laws.

The Corporation filed with the SEC, concurrently with its registration statement on Form F-10 of which this Prospectus is a part, an appointment of agent for service of process on Form F-X. Under the Form F-X, the Corporation appointed CT Corporation System as its agent for service of process in the United States in connection with any investigation or administrative proceeding conducted by the SEC, and any civil suit or action brought against or involving the Corporation in a United States court arising out of or related to or concerning the offering of the Securities under this Prospectus.

$150,000,000

3.50% Convertible Senior Notes due 2016

Prospectus

UBS Investment Bank

September 30, 2010